3/28

05006904

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amer Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2005
THOMSON
FINANCIAL

FILE NO. 82- 1544 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 3/30/05

# ANNUAL REPORT **2004**

AMER SPORTS

Group

ARIS
12-31-04





Amer Sports is one of the world's leading sports equipment companies. Its brands include Wilson, Atomic, Suunto, and Precor. Amer Sports offers technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

# CONTENTS

## AMER SPORTS YEAR 2004



## DIVISIONAL REVIEWS



## FINANCIAL STATEMENTS





Wilson

Wilson is the world's leading manufacturer of racket and team sports equipment and one of the world's premier manufacturers of golf equipment. In racket sports, the core categories are tennis, squash, and badminton, and in team sports they are American football, baseball, and basketball.

SUUNTO

Suunto is the world's leading manufacturer of sports instruments, most notably wristop computers, diving instruments, and compasses.

ATOMIC

Atomic is one of the world's leading manufacturers of winter sports equipment for alpine skiing, cross-country skiing, and snowboarding.

PRECOR® USA

Precor is a full-line supplier of technically advanced, premium quality fitness equipment for the commercial and home markets. Its main products are aerobic exercise equipment as well as strength-training and stretching systems. Precor is the world's leading manufacturer of elliptical crosstrainers.











# 2004 IN BRIEF

## In 2004, the company's net sales were EUR 1,058.8 million and EBIT EUR 122.0 million. Earnings per share amounted to EUR 1.19. At the end of 2004, the company had 4,066 employees.

2004 was a year of solid growth for Amer Group. During the report year, Amer Group's sports equipment business's net sales increased by 5%. Profitability was good and the balance sheet strong. The Golf Division achieved its objective for 2004: to be in the black.

### STRENGTHENING THE COMPANY'S POSITION

Amer Group carried out small but strategically important acquisitions to strengthen its business areas' product portfolios. In January, the company acquired the business operations of Fitness Products International LLC, which makes fitness equipment, and ClubCom Inc., which provides A/V equipment and entertainment services for fitness clubs. The growth of Team Sports was fueled by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC makes baseball and softball training equipment.

### EXPANDING THE SALES AND DISTRIBUTION NETWORK

Amer Group built up its sales network by setting up Amer Sports sales and distribution companies in Italy, Russia and Estonia towards the end of 2004. The Amer Sports organization operates locally and is responsible for sales and distribution of the Group's products to the sports equipment trade in its own market area. Thanks to the new companies, Amer Sports sales and distribution organization is now represented in 31 countries.

### INVESTING IN R&D

Amer continued to invest heavily into R&D. The company rolled out technically advanced equipment that enhances performance. During the report year, Wilson unveiled the new nCode tennis, badminton, and squash rackets, which utilize nanotechnology. The Golf Division presented its new premium Wilson Staff golf product range. The Wilson Staff lineup combines cutting-edge technology and design with Wilson's long traditions in golf.

The Winter Sports Division launched a completely new range of Volant products. The new 2004/2005 line made Volant the first true luxury ski brand in the world. Suunto brought to market products such as Suunto D9, a wrist-mounted dive computer – the world's first dive computer to incorporate a digital compass.

### CONSISTENT DIVIDEND POLICY CONTINUES

The Board of Directors proposes that a dividend of EUR 0.50 per share be paid for 2004, representing a dividend ratio of 42%. A dividend of EUR 0.47 per share was paid for 2003 (bonus issue-adjusted, 1:2).

**NET SALES 2004**

1 RACQUET SPORTS 20%
2 GOLF 14%
3 TEAM SPORTS 18%
4 WINTER SPORTS 19%
5 FITNESS EQUIPMENT 20%
6 SPORTS INSTRUMENTS 7%
7 TOBACCO 2%



1
2
3
4
5
6
7


**NET SALES 2004**

1 AMERICAS 56%
2 EMEA 33%
3 ASIA PACIFIC 11%



1
2
3


### KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 1,058.8 | 1,094.1 | -3% |
| EBIT | 122.0 | 117.7 | 4% |
| % OF NET SALES | 11.5 | 10.8 | |
| EARNINGS BEFORE TAXES | 118.6 | 109.5 | 8% |
| EARNINGS PER SHARE, EUR | 1.19 | 1.12 | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 21.5 | 21.1 | |
| RETURN ON SHAREHOLDERS' EQUITY (ROE), % | 19.2 | 18.8 | |
| EQUITY RATIO, % | 55.5 | 48.4 | |
| PERSONNEL AT YEAR END | 4,066 | 4,013 | |

Calculation of key indicators, see page 73


230







## VISION

Amer Sports aims to become the No. 1 sports equipment company in the world.

## MISSION

Amer Sports' mission is to provide sports and fitness equipment that enables everyone from the enthusiastic beginner to the professional athlete to get the best results and most enjoyment from their sports.

We are dedicated to active lifestyle, sports and wellness. We believe that the right equipment is the key to making sports and physical exercise more fun, enjoyable and effective. We provide athletes at every level with the tools they need to get the best results and most enjoyment from their sports.

At the core of our business is the passion for sports. In addition to this, our primary drive is setting and achieving targets, moving beyond our limits both in life, business and technology, thereby enabling people to achieve their highest goals in sports and increase wellbeing in life.

## VALUES

In our work, we are guided by Amer Sports' values, which guide all of our employees around the world. Success in competition requires determination to win, team spirit and teamwork.

**DETERMINED TO WIN**
Good performance is our core value. Financial success enables continuous development of our brands and products. Determination to win encourages a strong work ethic and high-quality performance.

**TEAM SPIRIT**
We believe in team spirit and teamwork. We want our team to consist of strong individuals who support our common goals.

**FAIR PLAY**
We follow the rules. We recognize and seek to remedy our faults.

**INNOVATION**
The prerequisite for development is innovation, and the prime mover for innovation is to always question the ways we do things.

## STRATEGY

Our strategy is based on sports, leisure-time activities, and wellbeing. Rising standards of living, the greater leisure-time people now enjoy, and their growing awareness of the importance of physical and mental wellbeing open up future growth potential for the sports equipment industry.

We intend to achieve our challenging goal of becoming the No. 1 sports equipment company in the world through a consumer-focused product strategy, strong brands, innovative research and product development, first-class customer service, and an efficient supply chain. We cannot reach this goal through organic growth alone. Rather, we participate in the ongoing consolidation of the industry by carrying out acquisitions. Our objective is to acquire companies that mesh with our chosen business strategy and strengthen our company as a whole.

**GLOBAL BRANDS**
Our operations are based on strong global brands. Our major brands are Wilson, Atomic, Precor and Suunto.

**EXTENSIVE SPORTS PORTFOLIO**
Amer Sports provides equipment for a large variety of sports – winter and summer, indoor and outdoor, individual and team. Our portfolio includes racket sports, golf, team sports, winter sports and fitness training. In addition, our portfolio is rounded out by sports instruments, which help active sports participants to track and analyze their performance.

Our broad portfolio of sports makes us a year-round, full-service supplier, and makes it easier for us to establish lasting business relationships with the trade. Moreover, our wide range of sports and global presence across all markets give balance to Amer Sports' businesses as the seasons turn and the popularity of individual sports changes.

**GAME IMPROVEMENT PRODUCTS FOR ACTIVE SPORTS PARTICIPANTS**
We are specialists in all of our selected sports. We design and manufacture the industry's best products. We invest heavily in R&D and continuously roll out technologically advanced game improvement products that meet consumer needs. The expertise and experience of top athletes is a cornerstone of our product development. Collaboration with raw material suppliers also generates new types of solutions for our sports equipment.

**CUSTOMER SERVICE AND SUPPLY CHAIN MANAGEMENT**
Our portfolio and brands are supported by a strong supply chain that guarantees our customers first-rate service in all product categories and market areas. Thanks to our extensive sales and distribution network, we can bring new products to market simultaneously all over the world.

We continuously develop our operations in collaboration with our partners. We offer the right kinds of products and services to ensure optimal efficiency in the sell-through of products from the trade to consumers. Our experts serve the whole spectrum of sports retailers from specialist stores to large chains.

Effective supply chain management enables us to boost profitability and improve working capital efficiency.






# FINANCIAL TARGETS

Our goal is profitable growth. Good profitability enables investments to be made in product development and marketing, which are essential for the achievement of global leadership in the sports equipment market.

In our day-to-day operations, our primary focus is to achieve organic growth on the back of the development of innovative products, effective marketing, good customer service, and an efficient supply chain. In addition, we will continue to be an active participant in the structural changes taking place within the industry and we intend to make selective acquisitions that support our strategy, strengthen Amer's position and deliver shareholder value.

**AVERAGE ORGANIC GROWTH OF 5% PER ANNUM**

Our objective is to deliver currency-neutral organic growth of an average 5% per annum and to at least match average annual growth in the sports equipment market.

**EBIT OF AT LEAST 10% OF NET SALES**

Our annual target is to achieve EBITof at least 10% of net sales. In addition, profitability should be on a par with the other leading sports equipment companies worldwide.

**OPTIMAL BALANCE SHEET STRUCTURE**

We will use our balance sheet actively, whilst avoiding excessively large financial risks.

**DIVIDEND PAYOUT RATIO EQUIVALENT TO AT LEAST 1/3RD OF ANNUAL NET RESULT**

The Company seeks to be viewed as a competitive investment that increases shareholder value through a combination of dividend payments and share price performance. We pursue a progressive dividend policy reflecting the Company's earnings performance with the aim of distributing a dividend of at least one-third of annual net result.

---

We are real experts in all of our sports. Genuine expertise is an absolute prerequisite for the further development of our sports equipment. Specialist know-how in each sport is found in the business unit concerned. We have four primary centers of expertise: Chicago in the USA (Team Sports, Golf and Racquet Sports), Altenmarkt in the Austrian Alps (Winter Sports), Seattle in the USA (Fitness Equipment) and Vantaa in Finland (Sports Instruments). Our product development work is based on consumer needs, and we actively participate in the development of sports and leisure-time trends.



# CEO'S REVIEW

ROGER TALERMO

## 2004 was a year of positive trends in the sports equipment market. At Amer Group, growth has been especially strong in the Fitness Equipment Division with net sales in local currencies growing by 31%.

2004 was a year of solid growth. Comparable sales of sports equipment grew by 11% in local currencies. Of our business areas, Winter Sports, Team Sports, Racquet Sports, and Fitness Equipment grew particularly well – all of them outperformed the average annual growth in the industry. Sports Instruments saw moderate growth, and we managed to stabilize business operations in Golf.

In spite of the challenging market situation, our profitability was record high. The Golf Division achieved its objective for 2004: to be back in the black. On the whole, 2004 was a successful year of growth for Amer Group.

### FOCUS ON SPORTS

Our business is based on global brands and a continuous flow of new products. We work hard to develop innovative equipment for sports participants of all levels – equipment that will enable them to improve their performance and get the most enjoyment out of exercise.

We launched many innovative new products during the year, among them the Wilson nCode tennis and badminton rackets, which utilize nanotechnology, and a renewed range of Wilson Staff premium golf products. Suunto, market leader in dive computers, launched the Suunto D9, the world's first dive computer to integrate a digital compass and wireless tank data reception. In Winter Sports, we unveiled new and innovative all mountain skis – the Metron series.

During the year, we carried out small but strategically important acquisitions to round out our business areas' product portfolios. In January, we acquired Fitness Products International LLC, maker of strength equipment, and ClubCom Inc., provider of entertainment services for fitness clubs. We are now even more competitive and ready to supply our customers with an extensive range of solutions for fitness clubs.

Winter Sports strengthened its multi-brand strategy, in which the acquired Volant brand represents the first real luxury skis in the line-up. The growth of Team Sports was fueled by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC makes baseball and softball training equipment.

The Group's long-term objective to divest itself of its tobacco business was successfully seen to completion in 2004. Amer Group is now a 100% sports equipment company.

### STRENGTHENING SALES ORGANIZATION

During the year, we continued to build our sales network in line with our long-term strategy. Towards the end of 2004, we set up Amer Sports sales and distribution companies in Italy, Russia, and Estonia. Thanks to the new companies, Amer Sports is now represented in 31 countries by its own sales organization.

The sales of Precor fitness equipment were integrated into Amer Sports sales in Spain and the Netherlands. In Japan, Amer Sports' range was expanded to Precor, Atomic, and Suunto products in addition to Wilson.

### DETERMINED TO WIN

Our objectives are profitability and organic growth matching those of the best sports equipment companies. Good profitability and strong cash flow enable us to invest in product development, marketing, and distribution. In addition, profitability provides us with a sturdy foundation for developing our business and enables us to actively participate in the consolidation of the industry.

### TEAM SPIRIT

Amer Sports' goal-oriented and motivated team is prepared to go the distance in working towards our shared goal: to become the world's leading sports equipment company.

Success in business and our love for sports comprise the heart of our operations. We are devoted to active lifestyle, sports, exercise, and wellbeing. We believe that the right equipment makes sport and exercise more fun, enjoyable, and effective. Our driving ambition is to achieve – and surpass – our goals.


9


BUD LIGHT
BUD LIGHT
series
10


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12

**AMER SPORTS ATHLETES** Top athletes make an especially important contribution to R&D. We partner up with them to develop the best equipment – tapping their knowhow and experience.


USA
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16



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3


ELCOTEQ
Audi

4

1. Max Mirnyi (Wilson)
2. Veikka Gustafsson (Suunto)
3. Robert Scheidt (Suunto)
4. Kalle Palander (Atomic, Suunto)
5. Roger Federer (Wilson)
6. Martina Glagow (Atomic)
7. Curt Schilling (Wilson)
8. Padraig Harrington (Wilson)
9. Serena Williams (Wilson)
10. Kerri Walsh (Wilson)
11. Taylor Dent (Wilson)
12. Justine Henin-Hardenne (Wilson)
13. Bode Miller (Atomic)
14. Nicolas Kiefer (Wilson)
15. Georg Totschnig (Suunto)
16. Johanna Persson (Wilson)



5



6



7



8


An ordinary working day at our R&D department


Wilson
NCAA


9
uvex
ATOMIC


10


11


12
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Equipment for all sports enthusiasts: from enthusiastic beginners to passionate practitioners and top professionals.


13


14
SUPER
XXXVIII
BOWL


15


16








betandwin
.com
30
SÜDTIROL
28
SÜDTIROL
25
ARDENA
SÜDTIROL

1. Holly Mc Peak (Wilson)
2. Michaela Dorfmeister (Atomic)
3. Rebecca Rush (Suunto)
4. Maier, Walchhofer, Raich (Atomic)
5. Herman Maier (Atomic, Suunto)
6. Andres Boesen (Wilson)
7. Bryan Brothers (Wilson)
8. Eric Fonoimoana (Wilson)
9. Janne Ahonen (Atomic)
10. Anthony Ricketts (Wilson)
11. Ueli Kestenholz (Atomic)
12. Martin Koukal (Atomic)
13. Gaston Gaudio (Wilson)
14. Tom Brady (Wilson)
15. Venus Williams (Wilson)
16. Lindsay Davenport (Wilson)








AN NISSAN





# RACQUET SPORTS

PAGES 12–15

## The Racquet Sports Division's goal is to further strengthen its leading position in tennis and to increase market shares in badminton and squash equipment.

Net sales by Racquet Sports Division grew 1% to EUR 210.3 million. Comparable net sales in local currencies rose 6%. Sales growth in the Americas was 7%, in EMEA 2% and in Asia Pacific 12%. EBIT was up 31%, driven mainly by higher priced performance tennis rackets.

The global tennis market grew about 2% in 2004 and the average selling price of tennis rackets declined.

### SALES OF TENNIS RACKETS UP 7%

Sales of Wilson tennis rackets grew by 7%. Sales of higher-priced performance tennis rackets grew strongly in the USA, Japan and Europe. In the Americas, sales of lower priced rackets also grew. Wilson's share of the tennis racket market was 36% globally, 46% in the United States, 30% in Europe, and 27% in Japan. Wilson was the best-selling brand in North America and Japan, and was the No. 2 brand in Europe.

In May, Wilson introduced a new nCode racket line utilizing nanotechnology. Shipments to the US market started in July, and reached distribution channels worldwide during the third quarter.

Nanotechnology makes it possible to manufacture stronger and more stable tennis rackets by injecting nanoscopic silicone oxide crystals into the voids that naturally occur between individual carbon fibers. This adjustment made at the molecular level enhances the stability of the entire carbon matrix, delivering more strength, more stability and more power.







### SALES OF TENNIS BALLS GREW 3%

Sales of Wilson tennis balls grew 3%. In tennis balls, Wilson is among the three biggest in the world, with a 25% share of the global market. Wilson's share of the US tennis ball market was 42%. In September, Wilson renewed its agreement with the International Tennis Federation, extending Wilson's status as the official ball of the Davis Cup until 2007. Wilson also supplies the official ball for the US Open Championships, as it did for the 2004 Olympics.

Sales of footwear declined by 6%. Footwear accounted for 11% of Racquet Sports' net sales.

### GROWING PRODUCT CATEGORIES IN BADMINTON AND SQUASH

In addition to tennis, the Racquet Sports Division is also increasing its investment in and focus on badminton and squash equipment. During the year, Wilson launched new nCode badminton and squash rackets featuring the same nanotechnology as is used in tennis rackets.

The racket sports market is expected to remain flat in 2005. The aim of Racquet Sports Division is to increase its market shares in all key product groups. This goal is to be achieved by introducing products featuring innovative design and revolutionary firsts in technology. Tour presence remains an important marketing tool. In addition to working with the world's best players, Wilson is actively recruiting young, up-and-coming tennis players.

Geographically, the biggest growth opportunities for the Racquet Sports Division are outside the United States, particularly in Europe and Japan. The comparable growth of Racquet Sports in local currencies is expected to level off, with profitability remaining at a good level in 2005.

## KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 210.3 | 207.4 | 1% |
| EBIT | 26.9 | 20.6 | 31% |
| % OF NET SALES | 12.8 | 9.9 | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 68.9 | 51.0 | |
| PERSONNEL AT YEAR END | 589 | 614 | |

## DID YOU KNOW?



The history of Wilson rackets started back in 1914. Many of the biggest names in tennis have played with Wilson rackets: Jack Kramer, Chris Evert, Stefan Edberg, Pete Sampras and Lindsay Davenport. Today the world's best male tennis player, Roger Federer, switched to the new Wilson nCode racket in May 2004, a day before the French Open. Federer uses Wilson's nSix-One Tour, the heaviest model in the nCode range, with a strung weight of 355 grams. At the beginning of 2004, Federer became the #1 player in the world and held the position for the entire year. During the year, he won 11 tournaments, including the Australian Open, Wimbledon, the US Open and the season-ending Tennis Masters Cup. In the picture Wilson's classic Jack Kramer Autograph wooden tennis racket from 1948.

**RACQUET SPORTS**
**NET SALES, EUR MILLION**


265*
265*
244*
207
210
00
01
02
03
04

* In accordance with FAS principles.

**WILSON'S MARKET SHARES 2004 (2003)**

| TENNIS RACKETS | |
|---|---|
| GLOBAL | 36% (34) |
| US | 46% (44) |
| EUROPE | 30% (27) |
| JAPAN | 27% (26) |

**WILSON'S MARKET SHARES 2004 (2003)**

| TENNIS BALLS | |
|---|---|
| GLOBAL | 25% (24) |
| US | 42% (40) |
| EUROPE | 17% (16) |
| JAPAN | 11% (11) |

Market shares and market information presented in this Annual Report are estimates based on external market surveys of Tennis Industry Associations, Sports Marketing Surveys and Yano Research, and management opinion.

**GLOBAL MARKET**

EUR 450 MILLION*/USD 550 MILLION (WHOLESALE)
1 TENNIS RACKETS 59%
2 TENNIS BALLS 41%


2
1

**GLOBAL MARKET**

1 EUROPE 34%
2 NORTH AMERICA 31%
3 JAPAN 19%
4 REST OF THE WORLD 16%


4
1
3
2

**RACQUET SPORTS 2004 NET SALES**

1 TENNIS RACKETS 45%
2 TENNIS BALLS 21%
3 FOOTWEAR 11%
4 OTHER 23%


4
1
3
2

**RACQUET SPORTS 2004 NET SALES**

1 AMERICAS 48%
2 EMEA 30%
3 ASIA PACIFIC 22%


3
1
2

* Converted into euro at average exchange rates over the review year.

## NEW PRODUCTS





**n1** The n1 is the flagship badminton racket incorporating nCode technology. If you are an "attacker" who dominates the rally and wins with "kills" at every opportunity, the head-heavy and stiff n1 is your frame. It offers maximum acceleration, speed, and impact for those huge smashes which befit an aggressive game.

**nPRO** The latest nCoded racket featuring the Wilson nanotechnology process, the nPro incorporates a specific inside-out geometry between the yoke and hoop, as if twisted at the bridge level. This "X-loop" geometry generates even greater stability, sharper handling, and results in more powerful and precise shots.







Equipped with a totally new performance line of golf equipment and after re-positioning the Wilson golf brand, the goal for 2005 is to continue to improve the profitability of the Golf Division on a global level.

In the Golf Division, net sales declined 2% in local currency terms. The good progress made during the first quarter didn't continue during the remainder of the year as sell-through from the trade to consumers fell short of expectations. However, the goal set for the year 2004, a positive EBIT, was reached.

The global golf equipment market was flat in 2004. The market was up by 3–5% in the North America and Europe, and contracted in Japan. The number of rounds played globally in 2004 was at the same level as in the previous year.

**BACK TO PROFITABILITY**

The golf equipment market continued to be competitive, and was characterized by falling prices. Net sales by Golf Division fell by 5% to EUR 147.7 million. Comparable net sales in local currencies declined by 2%. Sales grew 22% in Japan and 1% in the Americas, but were down 13% in the EMEA area.

EBIT rose by EUR 12.9 million and the Golf Division achieved its goal of reporting positive EBIT in 2004. Profitability benefited from the restructuring of Wilson's US business and









the associated adjustment of its cost structure to correspond to prevailing business conditions, activities which began in 2003. Overall performance was nevertheless constrained by a decline in average selling prices.

## SALES OF WILSON GOLF CLUBS AT LAST YEAR'S LEVEL

Sales of Wilson golf clubs were similar to last year's level and the global market share was 4%. Wilson's share of the global golf ball market was also 4%.

Because part of Wilson's US restructuring started in 2003, Wilson's remaining golf club assembly unit in Tullahoma, Tennessee was closed in January 2004. Golf club assembly operations were outsourced and golf bag assembly in Springfield, Tennessee was also shut down and the function outsourced.

## INTRODUCTION OF THE RENEWED WILSON STAFF BRAND

In August, the Company launched the all-new premium Wilson Staff golf product line, including irons, drivers, fairway woods, putters, golf balls and accessories. The new range features modern technology and design combined with Wilson's long heritage in golf, and brings all of the premium products under a single umbrella. Sales expectations are focused on 2005.

## FOCUS ON PROFITABILITY IN 2005

In 2005, the trend in the golf market is anticipated to be close to ordinary growth in the field. Tough competition is expected to continue. The Golf Division's net sales in local currencies are expected to remain unchanged. The Golf Division's main goal in 2005 will be improved profitability.

## KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 147.7 | 156.1 | -5% |
| EBIT | 0.5 | -12.4 | |
| % OF NET SALES | 0.3 | - | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 2.3 | -41.4 | |
| PERSONNEL AT YEAR END | 694 | 799 | |

## DID YOU KNOW?



Wilson Golf's illustrious 90-year history is filled with some of golf's most important moments. In 1932, Advisory Staff member Gene Sarazen invented the sand wedge. Three years later, Gene would make a double eagle (albatross) at the Masters in one of the game's most memorable shots ever. Later, in 1971, astronaut Alan Shepard hit the world's most viewed golf shot when he laced a Wilson Staff 7-iron across the moon's surface. This historic club now resides at the World Golf Hall of Fame. Throughout the modern era, golfing legends such as Sam Snead, Payne Stewart and others have relied on Wilson Staff equipment to win golf's major championships.
Currently, Padraig Harrington and Jesper Parnevik (above) trust Wilson Staff to help them play a great game.

### GOLF NET SALES, EUR MILLION



258*
236*
213*
156
148
00
01
02
03
04


* In accordance with FAS principles.

### WILSON'S MARKET SHARES 2004

| GOLF CLUBS | |
|---|---|
| GLOBAL | 4% |
| US | 3% |
| EUROPE | 8% |
| JAPAN | 2% |

### WILSON'S MARKET SHARES 2004

| GOLF BALLS | |
|---|---|
| GLOBAL | 4% |
| US | 4% |
| EUROPE | 10% |
| JAPAN | 1% |

Market shares and market information presented in this Annual Report are estimates based on external market surveys of National Golf Foundation, Golf Datatech and various country-specific sources, and management opinion.

### GLOBAL MARKET

EUR 3.7 BILLION*/USD 4.6 BILLION (WHOLESALE)
1 CLUBS 66%
2 BALLS 25%
3 BAGS AND GLOVES 9%



### GLOBAL MARKET

1 NORTH AMERICA 56%
2 JAPAN 24%
3 EUROPE 13%
4 REST OF THE WORLD 7%



### GOLF 2004 NET SALES

1 CLUBS 56%
2 BALLS 24%
3 BAGS AND GLOVES 11%
4 OTHER 9%



### GOLF 2004 NET SALES

1 AMERICAS 53%
2 EMEA 27%
3 ASIA PACIFIC 20%



* Converted into euro at average exchange rates over the review year.

## NEW PRODUCTS



Wilson Staff



**Wilson Staff Pi5** Wilson Staff Pi5 Performance Irons are cast and perimeter weighted, with an undercut cavity-back design that changes progressively from long to short irons. A cavity back carbon insert reduces impact vibration.

**Wilson Staff Tx4** Wilson Staff Tx4 is a 4-piece golf ball. The ball is long and soft with high spin and a responsive urethane cover. The Tx4 is designed for the very best player looking for maximum spin, feel and control to attack more pins.







## Team Sports' goal is to further strengthen its position outside the US market and to generate growth by broadening its range of products.

The Team Sports Division continued to perform well. It achieved the best result in its history in 2004. Net sales were up 2% to EUR 185.0 million. Comparable net sales in local currencies rose 13%.

Sales of baseball and softball bats rose 25%. The US market accounted for 89% of net sales. Outside the United States, sales grew by 16%. EBIT was up 6% at EUR 24.6 million. EBIT in local currencies was up 18%.

The American football and basketball equipment markets in the United States grew in 2004. The baseball equipment market was flat, while the US market for football equipment grew.

### STRONGEST GROWTH IN BASEBALL AND SOFTBALL BATS

The strongest sales growth was in baseball and softball bats, as the DeMarini Half and Half bat technology continued to grow in popularity, both in the US and Japan. In the Japanese market, sales also benefited from the launch of localized bat models. Sales of baseball gloves decreased 6%.

Sales of basketballs rose 13%. Growth was driven by the official game ball agreement with the National Collegiate Athletic Association (NCAA) and Wilson´s market presence with a complete range of NCAA basketballs.









Sales of American footballs grew 10% *during the year.* Sales of team uniforms were down 2%.

Wilson is the global market leader in American footballs, and in the report year its market share was estimated to be 78%. In basketballs and baseball gloves, Wilson is the No.2 brand worldwide. In the USA Wilson's share in basketballs was 33% and 30% in baseball gloves.

**ACQUISITION OF ATEC COMPLETES BASEBALL OFFERING**

Team Sports' growth is generated by constantly developing its offering and products. In 2004, Team Sports' sales saw *an additional increase,* boosted by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC offers training equipment for baseball and softball. The product range includes pitching machines and batting nets. In 2004, the ATEC Casey Pro, the official pitching machine of Major League Baseball, continued to dominate the market.

**GROWTH OPPORTUNITIES OUTSIDE THE US**

Team Sports has significant growth opportunities in markets *outside the United States, especially in Europe and Japan.* The Japanese baseball equipment market, still dominated by local brands, is the second biggest in the world. Among the other initiatives launched by the Team Sports Division is a drive to establish Wilson as a major football brand, particularly in Latin America, while also leveraging the growing popularity of beach volleyball.

In 2005 the team sports market is expected to continue its stable development. Team Sports Division's comparable net sales in local currencies *are expected to grow as a result* of new product launches. EBIT is also expected to rise.

## KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 185.0 | 181.0 | 2% |
| EBIT | 24.6 | 23.3 | 6% |
| % OF NET SALES | 13.3 | 12.9 | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 39.8 | 40.0 | |
| PERSONNEL AT YEAR END | 607 | 530 | |

## DID YOU KNOW?


Wilson
SUPER BOWL
XXXIX

Wilson has been the Official Football of the NFL (National Football League) since 1941. Every Super Bowl has been played with a Wilson football, since it began in 1967. Wilson's basketballs, American footballs and softballs are used as the official ball of the National Collegiate Athletic Association (NCAA). Wilson also has an official ball contract in North America with the Canadian Football League (CFL) and is the official ball glove of Major League Baseball (MLB). Feedback from these partnerships is vital for Team Sports' product development.

**TEAM SPORTS**
**NET SALES, EUR MILLION**


194*
205*
204*
181
185
00
01
02
03
04

* In accordance with FAS principles.

**WILSON'S US MARKET SHARES 2004**

| | |
|---|---|
| AMERICAN FOOTBALLS | 78% |
| BASKETBALLS | 33% |
| BASEBALL GLOVES | 30% |
| BASEBALLS | 22% |
| BASE/SOFTBALL BATS | 13% |
| VOLLEYBALLS | 17% |
| APPAREL | 11% |
| FOOTBALLS | 10% |

**WILSON'S GLOBAL MARKET SHARES 2004**

| | |
|---|---|
| AMERICAN FOOTBALLS | 78% |
| BASKETBALLS | 22% |
| BASEBALL GLOVES | 18% |
| BASEBALLS | 11% |
| BASE/SOFTBALL BATS | 10% |
| VOLLEYBALLS | 7% |
| APPAREL | - |
| FOOTBALLS | 4% |

All market estimates presented are management estimates. There are no reliable external market statistics for team sports equipment.

**TEAM SPORTS**
**2004 NET SALES**

1 AMERICAN FOOTBALLS 22%
2 BASEBALLS AND GLOVES 19%
3 BASKETBALLS 16%
4 BASE/SOFTBALL BATS 12%
5 APPAREL 11%
6 OTHER 20%


1
2
3
4
5
6

**TEAM SPORTS**
**2004 NET SALES**

1 AMERICAS 96%
2 ASIA PACIFIC 3%
3 EMEA 1%


1
2 3

## NEW PRODUCTS




EVO
DeMARINI

**Wilson Slick Batting Helmet** The Wilson Slick Batting Helmet is the first batting helmet that satisfies a young player's need to protect his head and look cool at the same time. Better fit, padding and impact resistance. A one-size-fits-all helmet that looks and fits like custom gear.

**DeMarini EVO™** DeMarini EVO™ is the first all-composite Half & Half bat, built with a Flex-Tuned composite handle and an Evolution composite barrel. Brought together with Half & Half technology, the two-piece bat flexes before impact and recoils with a burst of ball-launching energy. The Evo's Half & Half system also redistributes weight for optimal balance, allowing players to swing faster with less energy.







## Atomic is the No. 1 alpine ski brand globally and its goal is to further strengthen its position in other winter sports product categories.

The Winter Sports Division continued to invest in R&D, marketing and distribution. In addition to the already strong sales of alpine skis, in line with Winter Sports' goal, the division strengthened its position in other winter sports product categories.

The Winter Sports Division's net sales grew by 9% to EUR 205.6 million. Comparable net sales in local currencies rose 11%. Sales grew 13% in EMEA and 5% in the Americas. EBIT was up 5% at EUR 29.6 million.

The first indicators of the overall winter sports market for season 2004/2005 are up by approximately 3%. The market grew 2% in season 2003/2004. The average selling price of winter sports equipment declined.

### INVESTMENTS IN DISTRIBUTION

Atomic strengthen its international distribution network in Italy and Russia, where Winter Sports' distribution will be transferred from an external distribution partner to Amer Sports.

### SALES OF ALPINE SKIS RECORD HIGH

In total, a record number of 940,000 pairs of alpine skis were sold during the year. The number of Atomic branded skis was 866,000. The remainder were mainly Dynamic and Volant brands.

Sales of alpine skis remained at the previous year's level in euro-denominated terms. Average product prices declined due to an increasing proportion of sales being derived from lower price point products. Exchange rate movements also had an effect on the lower selling prices.

In February, Atomic successfully launched the new Metron ski, which performs in all conditions thanks to its carving side-cut, wide body and use of Beta 5 technology.




ATOMIC
74



## STRONG GROWTH IN BOOTS AND BINDINGS

The new Neox bindings, launched during the spring, were well received on the market. Sales of bindings were up 30%. In volume terms, sales rose 26%, and about 780,000 pairs of bindings were sold. As many as 80% of the skis manufactured by Atomic are sold together with bindings.

Atomic ski boots had a successful year. Following many product improvements and a good year on the World Cup circuit, sales of ski boots increased 49%.

Sales of snowboards grew by 37% and sales of cross-country skis by 21%. In 2004, Atomic launched its first generation of cross-country boots.

## NEW LUXURY SKIS HIT THE MARKET

During the year, the Winter Sports adapted a multi-brand strategy, positioning Atomic, Dynamic and Volant for different target groups.

Following the acquisition of the Volant brand in December 2003, a completely new range of Volant products was launched. The totally new 2004/2005 line makes Volant the first true luxury ski brand in the world.

## GROWTH OPPORTUNITIES IN THE USA AND JAPAN

The winter sports equipment market is expected to grow about 3% in season 2004/2005. In order to boost volume and market share, Winter Sports will be launching several new innovative products during the year. Investments in snowboards, ski boots and cross-country skis will continue. The Winter Sports Division sees good growth opportunities in all product categories especially in the USA and Japan.

Comparable net sales in local currencies are expected to rise in 2005. EBIT is expected to be similar to 2004. Continued pressure on prices is expected in 2005.

## KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 205.6 | 188.2 | 9% |
| EBIT | 29.6 | 28.3 | 5% |
| % OF NET SALES | 14.4 | 15.0 | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 32.1 | 35.4 | |
| PERSONNEL AT YEAR END | 847 | 712 | |

## DID YOU KNOW?



Since Atomic was established in 1955, racing has been an important part of testing and developing the products. The overall men's World Cup title has been won during the last nine years by skiers using Atomic skis. Since changing to the Atomic ski system, Bode Miller had a phenomenal start to the season, making him the first American in the world to have won a World Cup event in all alpine ski disciplines. During the racing season, Bode Miller lives in a mobile home and he has his own chef cooking his meals.

**WINTER SPORTS NET SALES, EUR MILLION**


177*
199*
202*
188
206
00
01
02
03
04

* In accordance with FAS principles.

**ATOMIC'S MARKET SHARES 2004 (2003)**

| | |
|---|---|
| ALPINE SKIS | 19% (19) |
| BINDINGS | 15% (12) |
| SKI BOOTS | 4% (3) |
| CROSS-COUNTRY SKI EQUIPMENT | 9% (7) |
| SNOWBOARDS | 4% (3) |

**GLOBAL MARKET (WHOLESALE*)**

| | |
|---|---|
| ALPINE SKI EQUIPMENT | EUR 1.3 BILLION |
| CROSS-COUNTRY SKI EQUIPMENT | EUR 150 MILLION |
| SNOWBOARDS | EUR 300 MILLION |

* Converted into euro at average exchange rates over the review year.

Market shares and market information presented are estimates based on annual reports, surveys of Federation of the European Sporting Goods Industry, various country-specific sources, and management opinion.

**GLOBAL MARKET**

1 EUROPE 61%
2 NORTH AMERICA 25%
3 JAPAN 12%
4 REST OF THE WORLD 2%


1
2
3
4

**WINTER SPORTS 2004 NET SALES**

1 ALPINE SKI EQUIPMENT 82%
2 CROSS-COUNTRY SKI EQUIPMENT 6%
3 SNOWBOARDING 5%
4 OTHER 7%


1
2
3
4

**WINTER SPORTS 2004 NET SALES**

1 EMEA 75%
2 AMERICAS 20%
3 ASIA PACIFIC 5%


1
2
3

## NEW PRODUCTS





**IZOR** IZOR is a new recreational ski line based on a thin, flat, lightweight ski construction supported by a raised perimeter frame. The frame and top layer are built of a nanoenhanced fiber matrix. By adjusting the interplay between the frame and the nanomaterial, different degrees of rigidity are achieved on different IZOR models. The nanoframe is closed at the tip, providing better torsional rigidity. The split frame at the tail makes the ski more supple.

**M-Tech** Winning the World Cup contributed decisively to the development of the M-Tech multicondition ski boot. The M-Tech is the first true high-performance boot for variable conditions and all-terrain riding. The sculpted aluminum buckles are strong, light and easy to operate with gloved fingers. The boots are pre-wired for a heating system (pre-installed footbeds, pre-installed battery holder), just add a battery pack and the system provides warm feet in the coldest conditions. Excenter canting delivers the perfect stance every time.






# FITNESS EQUIPMENT

PAGES 28–31

## The goal for Precor is to become the most recognized and respected brand in fitness equipment.

The Fitness Equipment Division had another successful year in 2004. Comparable net sales in local currencies rose 31%. The fastest growing product categories were elliptical fitness crosstrainers, treadmills and stationary cycles. Sales growth was boosted by the acquisitions made in January.

In North America, demand for fitness equipment grew approximately 5% in 2004. In Europe, pricing continued to be competitive.

**NET SALES UP 20%**

Precor's net sales increased 20% to EUR 210.1 million. Comparable net sales in local currencies rose 31%. The strongest growth was in sales of elliptical fitness crosstrainers, treadmills and stationary cycles. During the year, Precor introduced new models of fitness equipment for all product categories, both for home use and for clubs and institutions.

EBIT was down 11% to EUR 23.9 million due to a litigation settlement paid by the Fitness Equipment Division. The one-off effect of the settlement was EUR 2.5 million. EBIT was also impacted by rising steel prices and costs associated with the integration of acquisitions.

Sales rose 32% in North America, accounting for 78% of Precor's total net sales. 71% of Precor's fitness equipment was sold to institutions: fitness clubs, hotels, schools, hospitals and other public facilities. Precor's home-use equipment is positioned in the upper price bracket of the home equipment segment.

**EXPANDING INTO SPAIN AND THE NETHERLANDS**

Outside the Americas, sales rose 27%. In Spain and in the Netherlands, a strong base for future growth was built by integrating Fitness Equipment sales into Amer Sports' sales and distribution organization.






## A FULL-LINE SUPPLIER OF FITNESS EQUIPMENT

The commercial fitness market is consolidating and club chains now look for stronger relationships with suppliers who offer a complete range of products.

In January, Precor strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International LLC (FPI), a manufacturer of *strength training equipment, for* USD 11.8 *million*. FPI's best-known brand was Icarian, and the product range covers single and multi-station selectorized equipment, natural motion models and plate equipment. FPI's annual sales were approximately USD 13 million. Later in the same month, the Fitness Equipment Division further strengthened Precor's position in the fitness market by acquiring ClubCom Inc., a provider of private television network systems, audio and video entertainment and video hardware and systems to clubs and fitness facilities, for a total of USD 22.0 million. ClubCom's annual sales were approximately USD 15 million.

Precor continued to advance its InSite service for fitness clubs, placing systems in locations of fitness club industry leaders. This service involves collecting data on equip-*ment in operation and then transmitting information about* equipment use and possible service problems directly to equipment maintenance staff via a wireless data connection. Clubs receive information on equipment usage rates and the programs used.

## DEVELOPING BUSINESS OUTSIDE THE US MARKET

In 2005, the fitness sector as a whole is expected to continue to grow as commercial fitness facilities replace their fitness equipment and open new facilities. Expansion of Precor's product range into strength training and products supporting the fitness business will strengthen Precor's position as an important international full-line supplier. Precor generates most of its net sales in the United States, and in 2005 the Fitness Equipment Division will invest strongly in developing its business outside the US market. In local currencies, the Fitness Equipment Division's net sales and EBIT are expected to rise clearly in 2005.

## KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 210.1 | 175.5 | 20% |
| EBIT | 23.9 | 26.8 | -11% |
| % OF NET SALES | 11.4 | 15.3 | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 52.2 | 156.8 | |
| PERSONNEL AT YEAR END | 745 | 471 | |

## DID YOU KNOW?


PRECOR

In 1995 Precor revolutionized aerobic exercise in fitness clubs with the introduction of the world's first elliptical fitness crosstrainer, the EFX. Selected for their smooth quiet operation and durability under rugged, 24x7 conditions, Precor EFX elliptical crosstrainers have become a preferred piece of cardio equipment for the U.S. Navy's submarine fleet. To accommodate tight shipboard spaces, Precor altered the frame size and construction of popular club-model EFX lower-body and total-body ellipticals to pass through a submarine's 23"-diameter hatch.

**FITNESS EQUIPMENT 2004 NET SALES**

1 CLUBS AND INSTITUTIONS 71%
2 HOME USE 29%


2
1

**FITNESS EQUIPMENT 2004 NET SALES**

1 AMERICAS 79%
2 EMEA 15%
3 ASIA PACIFIC 6%


3
2
1

There are no reliable external market statistics for fitness equipment.

## NEW PRODUCTS



**M9.2x Low Impact Treadmills** Precor M9.23 and M9.27 low impact treadmills are designed for quality-minded consumers achieving their fitness goals through basic home workouts. The new models feature the fluid motion and stability that makes Precor a preferred choice in fitness facilities worldwide. In addition to durable all-steel frames, the new home treadmills also offer proven Precor technology, including Precor's Ground Effects® impact control system, which decreases impact on joints and reduces lateral motion.



**Precor Icarian Functional Training System** The Precor Icarian Functional Training System features user-defined motion, with dual independent weight stacks that can be easily adjusted from all workout positions. The space-efficient unit offers dozens of upper- and lower-body exercises for a total-body workout. The pulley system can be adjusted with one hand for easy switching between upper- and lower-body exercises.



# SPORTS INSTRUMENTS

PAGES 32–35

## Suunto aims to become the world's most desired sports instrument brand.

Suunto´s net sales increased 1% to EUR 77.2 million. Net sales in local currencies were up 3%. EBIT grew 4% to EUR 8.0 million. The regional breakdown of net sales was 40% in the Americas and 50% in EMEA. Sales grew 13% in the Americas and fell 6% in EMEA.

Sales of Suunto wristop computers rose 2% during the year. Sales of diving instruments were flat. Wristop computers and diving instruments accounted for 64% of Suunto net sales.

### SPORTS-SPECIFIC WRISTOP COMPUTERS

Suunto designs and manufactures sports-specific wristop computers for cross sports, training, skiing, golf, sailing and diving. These wristop computers are designed to provide active people with information about their surrounding environment that enables them to improve their performance. The Suunto wristop computer product line, represented by the 3-, 6- and 9-series, offers targeted products for people of all performance levels in the above sports categories.

Several new wristop computers were brought out on the market during 2004. The Suunto G3 introduces an electronic score card and stat tracker for golfers and the Suunto X9, featuring GPS, targets hikers and mountaineers. The Suunto n3 wristop computer, resulting from a product development partnership with Microsoft and using MS Spot technology and MSN® Direct service, was launched in the North American market in January 2004. The Suunto n3 can receive user-











defined information such as sport scores, news, weather updates and calendar updates wirelessly from the internet.

**MEASURING THE INTENSITY OF TRAINING**

In June, the new Suunto t6 was launched, which accurately calculates even the smallest variations in heart rate, enabling professional athletes and sports enthusiasts to analyze how exercise is affecting their performance. Later in the year, Suunto introduced wireless sensors for running and biking to extend the functionality of the Suunto t6 with readouts for speed and distance.

**SIGNIFICANT NEW PRODUCTS AND PRODUCT UPGRADES**

In 2005, Suunto will launch a number of new wristop computers providing active sports participants with information on their sports performance and environment. Suunto's new generation of wristop computers features three different levels of information processing and presentation: measuring and displaying real-time information, recording and downloading data for post-performance analysis on a personal computer, and comparing performance and sharing experiences with other users on the suuntosports.com website. These three dimensions of usage are featured in all Suunto 6 series and 9 series wristop computers.

Suunto's net sales and EBIT in local currencies are expected to rise in 2005. Operationally, the focus will be on the continental European markets, with other main markets in North America and Japan. Sales of wristop computers in particular are expected to increase, with a strong emphasis on the training and cross sports categories. Sales of diving instruments are also expected to rise.

## KEY INDICATORS

| EUR MILLION | 2004 | 2003 | CHANGE |
|---|---|---|---|
| NET SALES | 77.2 | 76.6 | 1% |
| EBIT | 8.0 | 7.7 | 4% |
| % OF NET SALES | 10.4 | 10.1 | |
| RETURN ON CAPITAL EMPLOYED (ROCE), % | 33.8 | 28.6 | |
| PERSONNEL AT YEAR END | 532 | 519 | |

## DID YOU KNOW?



Finnish engineer Tuomas Vohlonen was keen on hiking and orienteering, and he was much annoyed by the jerkiness of his dry compass's magnetic needle. With an inventor's insight, Vohlonen came up with a solution. He developed and built the world's first liquid-filled marching compass, using a vaseline jar as the base and taking the transparent cover from his wife's powder compact. The invention was a success. It was patented and that marked the birth of Suunto Oy back in 1936.

**SPORTS INSTRUMENTS NET SALES, EUR MILLION**


70.2*
83.4*
85.3*
76.6
77.2
00
01
02
03
04

* In accordance with FAS principles.

There are no reliable external market statistics for sports instruments.

**SPORTS INSTRUMENTS 2004 NET SALES**

1 WRISTOP COMPUTERS 35%
2 DIVING INSTRUMENTS 29%
3 OTHER 36%



**SPORTS INSTRUMENTS 2004 NET SALES**

1 EMEA 50%
2 AMERICAS 40%
3 ASIA PACIFIC 10%



## NEW PRODUCTS





**Suunto D9** The Suunto D9 is the world's first dive computer to incorporate a digital compass. This state-of-the-art dive computer combines all dive-critical information in one instrument, conveniently mounted on the wrist. Instead of monitoring a multitude of gauges, the diver can instead concentrate on what's important – diving. The compass shows the general direction using a graphical compass rose, and the exact bearing is shown on a numerical display. Tank pressure and remaining air time can be monitored using an optional wireless transmitter. Deliveries of the Suunto D9 started in October.

**Suunto n6HR** The Suunto n6HR offers active people who are focused on their wellbeing and surroundings a new way to know what's going on: a smart sports watch with heart rate measurement. Suunto n6HR Training Manager software and a wide variety of user-defined information through the MSN®Direct service. Planned training sessions, notes and calendar events can be automatically updated from a PC to the device. The Suunto n6HR was introduced at the CES show in January 2005, and is available in the USA and Canada.


ATOMIC



Intermec

# SALES AND DISTRIBUTION

**Amer Sports' broad portfolio of sports makes it a major year-round supplier to the sports equipment trade, and fosters long-term business relationships. Our comprehensive sales and distribution network enables us to bring new products to market almost simultaneously all over the world.**

Amer Sports' international sales and distribution network rests on strong underpinnings: a wide spectrum of sports, global brands with real appeal to consumers, close ties with the sports equipment trade and a deep understanding of how the sports equipment industry works.

Consolidation in the sports equipment trade is moving ahead and the industry is becoming ever more global. Large sports equipment chains expect their suppliers to provide ever-developing international brands with genuine consumer appeal. The sports equipment trade places a high value on its suppliers' knowledge of the sports equipment market and their expertise in individual sports categories. Beyond these attributes, reliability, delivery precision and speed have become increasingly important competitive advantages for sports equipment suppliers.

## EXPERTISE IN SPORTS AND LOCAL MARKETS

The sports equipment in Amer Sports' product range is sold worldwide, and the Group's own sales companies are now represented in 31 countries. Elsewhere, distribution is handled through independent importers and distributors who work closely with Amer Sports' business areas.

The locally operating Amer Sports sales companies are responsible for the sales and distribution of the Group's sports equipment in their own markets. The companies have experienced and specialized experts for every type of sport. Furthermore, the local personnel know their own markets and the preferences of sports enthusiasts in their territory. This way, they can adapt both their product ranges and marketing to the needs and conditions in each market area. This market savvy is also leveraged in research and product development work.

The US sports equipment market is characterized by a large number of specialist stores, and this is why Wilson, Atomic, Suunto and Precor have their own sales companies in the United States. The ongoing consolidation in the sports equipment trade nevertheless means that a more unified approach must be adopted, with an emphasis on well-coordinated customer relationship management. To this end, the sales companies in the United States are now working together more closely.

## NEW AMER SPORTS COMPANIES SET UP IN ITALY, RUSSIA AND ESTONIA

Amer Sports sales and distribution companies were set up in Italy, Russia and Estonia during 2004. Sales of the fitness equipment offered by Precor were integrated into Amer Sports' sales in Spain and the Netherlands. In Japan, the range offered by the Amer Sports company was expanded to include not only Wilson but also the products of Precor, Atomic and Suunto.

### GEOGRAPHIC BREAKDOWN OF AMER SPORTS' NET SALES, 2003–2004

| EUR MILLION | 2004 | 2003 |
|---|---|---|
| AMERICAS | 597.1 | 573.2 |
| EMEA | 327.2 | 308.5 |
| ASIA PACIFIC | 111.6 | 103.1 |
| TOTAL | 1,035.9 | 984.8 |








OH
OCEAN HILLS

### EMPLOYEES BY BUSINESS AREA

| | 31 DEC 2004 | 31 DEC 2003 |
|---|---|---|
| RACQUET SPORTS | 589 | 614 |
| GOLF | 694 | 799 |
| TEAM SPORTS | 607 | 530 |
| WINTER SPORTS | 847 | 712 |
| FITNESS EQUIPMENT | 745 | 471 |
| SPORTS INSTRUMENTS | 532 | 519 |
| TOBACCO | 4 | 323 |
| HEADQUARTERS | 48 | 45 |
| TOTAL | 4,066 | 4,013 |

All figures above are based on full time equivalents allocated to business areas at the year end.

### EMPLOYEES BY GEOGRAPHICAL AREA

| | 31 DEC 2004 | 31 DEC 2003 |
|---|---|---|
| AMERICAS | 2,086 | 1,866 |
| EMEA | 1,596 | 1,806 |
| ASIA PACIFIC | 384 | 341 |
| TOTAL | 4,066 | 4,013 |

At the end of 2004, Amer Group had 4,066 employees, up 53 on the previous year.

At the end of the year, 60% of the employees were men and 40% women. 54% were salaried employees and 46% hourly paid employees.

### EMPLOYEES BY FUNCTION

| | 31 DEC 2004 |
|---|---|
| MANUFACTURING AND SOURCING | 42% |
| SALES AND DISTRIBUTION | 36% |
| SUPPORT FUNCTIONS | 11% |
| MARKETING | 6% |
| RESEARCH AND DEVELOPMENT | 5% |

# SOCIAL RESPONSIBILITY AND EMPLOYEES

We seek to promote healthy lifestyles and sports all over the world. We wish to inspire the youth of the world to discover the fun of exercise, helping them to stay healthy and active all their lives.

Amer Group implements its business strategy in line with its values – in an ethically acceptable and socially responsible manner, following the principles of sustainable development. Amer Group believes that this is the only way to succeed in the long run. The sports equipment trade and consumers also expect companies to meet increasingly high standards of social responsibility.

The business areas regularly report to their respective boards on the environmental effects of their operations and on matters of social responsibility.

## RESPONSIBILITY FOR THE ENVIRONMENT

Amer Group is committed to improving performance in health, safety, and environmental issues and to reducing the environmental impacts of its operations worldwide. In all operations and at every single facility, the baseline requirement is compliance with laws and official regulations and the observance of generally accepted practices.

All of Amer Group's business units try to foresee their environmental impacts and to minimize energy consumption, wastes, and emissions in an economically and technically rational manner. The Group does not use significant amounts of environmentally hazardous raw materials. Emissions are minimized. Raw materials and products are recycled as far as possible.

The Group's business areas are responsible for practical environmental issues. The management of the business areas takes part in regular reviews of manufacturing operations.

Amer Group supports the development of working conditions and systematically seeks to prevent accidents.

## SOCIAL RESPONSIBILITY

The Group and its business areas also operate in a socially responsible manner with regard to human rights, working conditions, and child labor, observing current laws, official regulations, and generally accepted practices. Amer Group's principles concerning human rights and working conditions are based on the international standards defined in ILO Declarations, the UN Universal Declaration of Human Rights, and the Convention on the Rights of the Child. Amer Group operates on the premise that these principles shall also be followed by the companies with which it engages in business.

Amer Group's business units purchase finished products, raw materials, and components from suppliers with whom long-term partnerships are sought. The company's sourcing personnel review all new supplier candidates before any contracts are signed. The company works only with suppliers that comply with its policy on working conditions and do not exploit child labor.

The content of supplier agreements was standardized with regard to social responsibility throughout the Amer Group in 2004. The parties to the agreement commit to operating ethically and respecting human rights in accordance with internationally recognized social and ethical norms. In addition, suppliers commit themselves to monitoring the ethics of their suppliers' operations.

Amer Group's business units seek to review all their suppliers at least once per year.

## RESPONSIBILITY FOR EMPLOYEES

Competition for good employees remains intense. Amer Group and its business areas are tightening their focus on strategic people programs to ensure future business success and a competitive edge through the continuous development and management of a dynamic workplace and workforce. We are also determined to preserve the Group's strong position as a desirable employer.

Amer's values inform our people philosophy and programs. During the past year, special focus has been put on living the corporate values, performance management, and leadership development. We invest in developing our employees and provide learning opportunities in an international environment.

We expect Amer leaders to create a good working atmosphere characterized by passion, determination to win, and quality work. We expect our leaders to coach and support their people to achieve their best. We expect our employees to be both strong individuals as well as team members and encourage them to discuss matters openly and continuously develop working practices. We aim to create a learning and knowledge sharing culture in which each employee has a proactive approach to his or her own development and each leader has a proactive approach to supporting his or her team members' personal and professional growth.

We do annual performance and salary reviews. We reward success – and thus our rewards are based on performance and fairness.


hrga
FIS
TURO
uvexex
29
50
3
LOOS

10

85
85
58

Every sport has numbers.


HOME
T. O. L.

22


Krombacher
12
erdgas


10

21


Here's ours.

## FINANCIAL STATEMENTS






2

# REPORT OF THE BOARD OF DIRECTORS

2004 was a year of solid growth for Amer Group's sports equipment business. Comparable net sales of sports equipment in local currencies rose by 11%. Profitability was good and the balance sheet strong. The Golf Division achieved its objective for the year under review: to be back in the black.

Foreign exchange rate movements reduced Amer Group's net sales by EUR 50 million, due to the strengthening of the euro, particularly against the US dollar. Foreign exchange rate movements had a slightly negative effect on EBIT.

In 2004, Amer Group carried out small but strategically important acquisitions to strengthen its business areas' product portfolios. In January, the Company acquired Fitness Products International LLC and ClubCom Inc., which helped boost growth of the Fitness Equipment Division to 31% in local currency terms. Team Sports' growth was boosted by the acquisition of Athletic Training Equipment Company Inc. in November 2003.

Amer Group built up its sales network by setting up Amer Sports own sales and distribution companies in Italy, Russia, and Estonia. The sales activities of Precor, which offers fitness equipment, were integrated into Amer Sports' sales organization in Spain and the Netherlands. In Japan, Amer Sports' range was expanded to Precor, Atomic, and Suunto products in addition to Wilson.

In January, Amer completed an agreement to terminate its license to manufacture and sell tobacco products. Amer Group withdrew from the tobacco business on March 26, 2004, and now focuses solely on sports equipment.

**NET SALES AND EBIT**

Amer Group's net sales declined by 3% to EUR 1,058.8 million (EUR 1,094.1 million in 2003). The divestment of the tobacco business in March reduced net sales by 8%. Net sales of the sports equipment business rose by 5%. The comparable net sales of this business in local currencies grew by 11%. With the exception of the Golf Division, sales of all sports business areas grew in local currency terms.

Foreign exchange rate movements reduced Amer Group's net sales by EUR 50 million, which was due to the strengthening of the euro, particularly against the US dollar.

Net sales by market area were as follows: the Americas (including Latin America), 56%, EMEA (Europe, the Middle East and Africa), 33%, and Asia Pacific (including Japan and Australia), 11%. Sales in the Americas grew by 4% and in Asia Pacific by 8%, but declined by 16% in EMEA due to the divestment of the tobacco business. Comparable net sales in local currencies rose by 14% and 15% in the Americas and Asia Pacific, respectively, and declined by 17% in EMEA.

The Group's EBIT amounted to EUR 122.0 million (117.7), including the consideration received from Philip Morris due to the premature termination of the license to manufacture and sell Philip Morris products. The divestment of the tobacco business improved EBIT by EUR 10.1 million. Exchange rate movements had a slightly negative effect on EBIT.

The Group's EBIT as a proportion of net sales was 11.5% (10.8%). Earnings before taxes amounted to EUR 118.6 million (109.5) and net result to EUR 84.5 million (78.1). Earnings per share were EUR 1.19 (1.12).

Net financing expenses were EUR 3.4 million (8.2), representing 0.3% of net sales.

Taxes for the financial year were EUR 33.8 million (31.0). The tax rate remained the same level as 2003, amounting to 28.5%.

Return on capital employed (ROCE) was 21.5% (2003: 21.1%). Return on equity rose from 18.8% to 19.2%.

**DIVISIONAL REVIEWS**

The global tennis market grew by about 2% and the average price of tennis rackets declined. Wilson's share of the global market for tennis rackets was 36% by the time of the year end. The Racquet Sports Division's net sales rose by 1% to EUR 210.3 million. Comparable net sales in local currencies were up 6%. Sales rose by 7% in the Americas, 2% in EMEA, and 12% in Asia Pacific. EBIT increased by 31% to EUR 26.9 million. Premium tennis rackets in particular boosted sales.

Competition continued to be tough in the golf equipment market and as a result prices were under pressure. Sales of

**NET SALES, EUR MILLION**


1,087*
1,100*
1,102*
1,094
1,059
00
01
02
03
04

**EBIT, EUR MILLION**


94.9*
98.6*
103.0*
117.7
122.0
00
01
02
03
04

**EARNINGS BEFORE TAXES, EUR MILLION**


77.5*
89.3*
95.6*
109.5
118.6
00
01
02
03
04

* In accordance with FAS principles

golf clubs were similar to last year and Wilson's global market share was 4%. Wilson also had a 4% market share in golf balls. The Golf Division's net sales declined by 5% to EUR 147.7 million. Comparable net sales in local currencies declined by 2%. Sales rose by 22% in Japan and 1% in the Americas. Sales were down 13% in EMEA. The Golf Division achieved its objective for 2004: to get back in the black. Profitability was improved by the reorganization of Wilson in the United States, a process that got under way in 2003, and by the related realignment of its cost structure to better match its business operations.

The market for American football and basketball equipment grew in the United States in 2004. The baseball equipment market remained at 2003's levels in the United States. Team Sports continued to perform well, breaking its previous earnings record. Net sales were up 2% to EUR 185.0 million. Comparable net sales in local currencies rose by 13%. The products that particularly improved sales performance were baseball and softball bats; their sales increased by 25%. Of net sales, 89% were generated in the US market. Sales outside the United States grew by 16%. EBIT increased by 6% to EUR 24.6 million. Comparable EBIT in local currencies was up 18%.

In addition to sales of racquet sports, golf, and team sports equipment, global sales of other products manufactured under license from Wilson totaled approximately EUR 115 million.

The first indications are that the total market for winter sports in the 2004/2005 season will grow by 3%, compared to 2% growth in the 2003/2004 season. Average product prices declined due to an increasing proportion of sales being derived from lower price point products. The Winter Sports Division's net sales grew by 9% to EUR 205.6 million. Comparable net sales in local currencies rose by 11%. Sales grew by 13% in EMEA and 5% in the Americas. EBIT increased by 5% to EUR 29.6 million.

During the year under review, the fitness market grew by about 5% in North America. Price competition continued intensively in Europe. The Fitness Equipment Division's net sales increased by 20% and amounted to EUR 210.1 million. Comparable net sales in local currencies were up 31%. The products that saw the greatest sales growth were elliptical fitness equipment, treadmills, and stationary cycles. Of net sales, 78% came from North America, where sales increased by 32%. EBIT declined by 11% to EUR 23.9 million. A settlement paid in a fitness equipment litigation case reduced EBIT; its non-recurring impact was EUR 2.5 million. The result was also weakened by the rising price of steel as well as the integration of the acquired businesses.

Sales of Suunto wristop computers grew by 2% during the year under review. Sales of diving instruments remained at 2003's levels. Wristop computers and diving instruments accounted for 64% of Suunto's net sales. Suunto's net sales rose by 1% to EUR 77.2 million. Comparable net sales in local currencies increased by 3%. The Americas generated 40% of net sales and EMEA 50%. Sales grew by 13% in the Americas and declined by 6% in EMEA. EBIT grew by 4% to EUR 8.0 million.

**CAPITAL EXPENDITURE**

The Group's gross capital expenditure totaled EUR 16.3 million (18.4). The Group's depreciation was EUR 16.1 million (19.7).

**RESEARCH AND DEVELOPMENT**

R&D expenditure amounted to EUR 31.3 million (30.7), representing 3.0% of net sales.

| EUR million | 2004 | 2003 |
|---|---|---|
| Racquet Sports | 3.9 | 4.6 |
| Golf | 2.8 | 3.5 |
| Team Sports | 1.9 | 1.7 |
| Winter Sports | 5.2 | 6.1 |
| Fitness Equipment | 10.8 | 8.8 |
| Sports Instruments | 6.7 | 6.0 |
| Total | 31.3 | 30.7 |

**FINANCIAL POSITION AND CASH FLOW**

The Group's net financing expenses were EUR 3.4 million (8.2) during the financial period. The market valuation of interest rate swaps hedging against interest rate rises reduced net financing expenses by EUR 2.2 million.

The Group's financial position and liquidity remained good. Cash flow from operating activities after interest and taxes was EUR 33.2 million (88.6). The decline in cash flow from operating activities was due primarily to the increase in working capital caused by the strong growth of Fitness Equipment and Winter Sports. Net cash flow from investing activities, including acquisitions and the sale of the tobacco business, amounted to EUR -8.4 million (-23.8). Dividends totaling EUR 33.2 million were paid.

The Group's net debt totaled EUR 133.2 million (140.6) as at December 31, 2004. Exchange rate movements reduced net debt by EUR 11.2 million.

Most of the Group's financing was raised through the issuance of commercial paper. The Group did not initiate any significant new financing-related measures during the year.

The Group's interest-bearing long-term liabilities amounted to EUR 27.1 million. In addition, the Group had EUR 92.0 million in unused committed credit facilities, of which EUR 55.0 million will mature after 12 months.

Liquid funds amounted to EUR 17.0 million at year's end.

The equity ratio rose to 55.5% (48.4%) and gearing was 29% (33%).

**PERSONNEL**

The number of Amer Group employees rose by 53 during the year. At the end of 2004, the Group had 4,066 (4,013) employees. The average number of employees during the year under review was 4,174 (4,089).

| | 31 Dec 2004 | 31 Dec 2003 |
|---|---|---|
| Racquet Sports | 589 | 614 |
| Golf | 694 | 799 |
| Team Sports | 607 | 530 |
| Winter Sports | 847 | 712 |
| Fitness Equipment | 745 | 471 |
| Sports Instruments | 532 | 519 |
| Tobacco | 4 | 323 |
| Headquarters | 48 | 45 |
| Total | 4,066 | 4,013 |

The parent company, Amer Group Plc, had 48 (45) employees at the end of 2004, with an average of 47 (45) during the year.

At the end of the year, the Group had 1,782 employees in the United States, 669 in Austria, 362 in Finland, and 1,253 in the rest of the world.

**THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITOR**

At the Annual General Meeting held on March 17, 2004, it was resolved that the Board of Directors would have seven members. The Board members elected for the 2004 term of office were Mr Felix Björklund, Mr Ilkka Brotherus, Mr Pekka Kainulainen,

Mr Tuomo Lähdesmäki, Mr Timo Maasilta, Mr Roger Talermo, and Mr Anssi Vanjoki as a new member. The term of office of the elected Board of Directors will end at the conclusion of the Annual General Meeting in 2005. At its first meeting after the Annual General Meeting, the Board of Directors elected Mr Pekka Kainulainen as its Chairman and Mr Ilkka Brotherus as its Vice Chairman. The members elected to the Remuneration Committee were Mr Pekka Kainulainen (Committee Chairman), Mr Ilkka Brotherus, and Mr Felix Björklund, and the members elected to the Nomination Committee were Mr Felix Björklund (Committee Chairman), Mr Pekka Kainulainen, and Mr Timo Maasilta.

The Annual General Meeting approved Pricewaterhouse-Coopers Oy, Authorized Public Accountants, as the auditors of the Company, with the auditor in charge being Mr Göran Lindell, A.P.A.

**AGM AND EGM RESOLUTIONS IN 2004**

Amer Group's Annual General Meeting, which was held on March 17, 2004, resolved to amend paragraph 3 of Article 6 of the Company's Articles of Association such that a Board member's term of office will expire at the end of the next Annual General Meeting following the member's election. Persons aged 66 years or older at the time of election may not be elected as members of the Board of Directors. The Board of Directors elects the Chairman and Vice Chairman of the Board from amongst its number.

In accordance with the Annual General Meeting's decision, the Company's share capital was decreased by EUR 3,873,200 by canceling 968,300 Amer shares owned by the Company. The lowering of the share capital was entered in the Trade Register on April 16, 2004.

**Extraordinary general meeting of shareholders**

Amer Group's extraordinary general meeting held on December 13, 2004, resolved to amend Article 3 of the Company's Articles of Association to the effect that the minimum share capital of the Company is EUR 200,000,000 and the maximum share capital is EUR 800,000,000, within which limits the share capital may be increased or decreased without amending the Articles of Association.

Article 4 of the Articles of Association was amended such that the number of the Company's shares is 50,000,000 at the minimum and 200,000,000 at the maximum.

Article 13 of the Articles of Association was amended such that in paragraph 7 of Article 13, the reference to "Finnish markka" was changed to euros and the reference to the "Bank of Finland" was changed to the European Central Bank. No other changes to Article 13 were made.

In accordance with the decision of the extraordinary general meeting, the Company's share capital was increased from EUR 95,226,480 to EUR 285,679,440 by means of a bonus issue of EUR 190,452,960. Under the terms of the bonus issue, each share entitled its holder to receive two new shares, without consideration. A total of 47,613,240 new shares were issued. The increase in the share capital was entered in the Trade Register on December 16, 2004. An amount equaling the increase was transferred into the share capital from the premium fund.

In accordance with the terms and conditions of Amer Group's 2002, 2003, and 2004 warrant schemes, the ratio of the share capital to the shares that can be subscribed for as a result of an exercise of warrants, remains unchanged. Following the bonus issue, each warrant thus entitles its holder to subscribe for three Amer Group shares instead of one share.

**2002 warrant scheme**

Due to the amendments, the Company's number of shares in issue can increase by a maximum of 1,557,300 new shares and the share capital by a maximum of EUR 6,229,200 due to share subscriptions. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 10.79 per share. The share subscription period begins on January 1, 2005, and ends on December 31, 2007.

**2003 warrant scheme**

Due to the amendments, the Company's number of shares in issue can increase by a maximum of 479,997 new shares and the share capital by a maximum of EUR 1,919,988 due to share subscriptions. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 12.63 per share. The share subscription period begins on January 1, 2006, and ends on December 31, 2008.

**2004 warrant scheme**

Due to the amendments, the Company's number of shares in issue can increase by a maximum of 1,650,000 new shares and the share capital by a maximum of EUR 6,600,000 due to share subscriptions. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 13.53 per share. The share subscription period begins on January 1, 2007, and ends on December 31, 2009.

Amer Group Plc's Articles of Association are posted on the Company's internet site at www.amersports.com under About us – Corporate Governance.

**AMER GROUP'S SHARES AND SHAREHOLDERS**

In the following section all the share amounts and share prices have been adjusted for the December 2004 bonus issue 1:2.

The Company had 13,439 registered shareholders at the end of the year. Nominees accounted for 48% (47%) of the total shares in issue.

Turnover of the Group's shares in trading on the Helsinki Stock Exchange during the 2004 calendar year amounted to 49.7 million shares at a total value of EUR 647.5 million, and turnover on the London Stock Exchange amounted to 0.5 million shares at a total value of EUR 8.6 million. Turnover was 69.7% in Helsinki and 0.9% in London to a total of 70.6%. At the turn of the year, 256,318 American Depository Receipts were in issue.

The closing price of Amer Group Plc's shares on the Helsinki Stock Exchange on the period's last day of trading was EUR

12.85, representing a 12.2% increase during the year. The highest share price on the Helsinki Stock Exchange was EUR 14.82 and the lowest was EUR 11.49. The average price was EUR 13.06.

The Company's market capitalization at year's end was EUR 917.7 million.

The highest price of the 1998 A/B/C warrants on the Helsinki Stock Exchange was EUR 8.07 and the lowest was EUR 6.63. In 2004, total turnover of the warrants amounted to 0.3 million at a value of EUR 2.5 million.

In October, Silchester International Investors Limited announced that institutional investors and funds under their control owned 15.35% of Amer Group Plc's share capital and voting rights.

During the year under review, a total of 964,200 new shares subscribed for on the basis of the 1998 A/B/C warrants were registered. The subscription period of the warrants issued in 1998 ended on March 31, 2004. As a consequence of the shares subscribed for under the 1998 warrant scheme, the Company's number of shares in issue rose by a total of 2,092,200 new shares and the share capital by EUR 8.4 million (bonus issue-adjusted). 457,800 shares remained unsubscribed.

On December 31, 2004, the Company's share capital amounted to EUR 285,679,440 and it had a total of 71,419,860 shares in issue.

At the end of the year under review, the Board of Directors had no outstanding authorizations to issue shares.

## WITHDRAWAL FROM THE TOBACCO BUSINESS

In January, Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's license to manufacture and sell Philip Morris products as well as on the sale of certain assets. The consideration paid by Philip Morris amounted to EUR 29.0 million. The divestment of the tobacco business improved EBIT in 2004 by EUR 10.1 million compared with the corresponding period of the previous year. The exclusive right granted to Amer Tobacco Ltd to produce and sell Philip Morris products in Finland accordingly ended on March 26, 2004.

## NEW AMER SPORTS SALES COMPANIES

Amer Group built up its sales network by setting up Amer Sports' own sales and distribution companies in Italy, Russia, and Estonia towards the end of 2004. The Amer Sports organization operates locally and is responsible for sales and distribution of the Group's products to the sports equipment trade in its own market area. Thanks to the new companies, Amer Sports sales and distribution organization is now represented in 31 countries.

## ADOPTION OF IFRS

Amer Group adopted the International Financial Reporting Standards (IFRS) as of January 1, 2004.

## CORPORATE GOVERNANCE

Amer Group complies with the Helsinki Stock Exchange's Guidelines for Insiders that came into force on March 1, 2000, and the Corporate Governance Recommendations for Listed Companies that became effective on July 1, 2004. Amer Group revised its Corporate Governance commitments in 2004. The Company's Corporate Governance system is described on the Company's internet site at www.amersports.com under About Us – Corporate Governance.

## EVENTS FOLLOWING THE YEAR END

The warrants relating to Amer Group Plc's 2002 warrant scheme for key employees began trading on the Main List of the Helsinki Stock Exchange as of January 18, 2005.

On January 25, 2005, it was announced that Amer Group Plc's Board of Directors has decided to propose to the Annual General Meeting to be held on March 16, 2005, that the Company be renamed Amer Sports Corporation (Amer Sports Oyj in Finnish). The name change entails amending the Articles of Association.

## OUTLOOK FOR 2005

Amer Group is now a 100% sports equipment company – and it aims to become the world's leading company in its field. Its strong cash flow from operating activities and balance sheet, coupled with its good position in the sports equipment market, mean that Amer Group has a stable platform from which to develop its operations further in line with its strategy.

2004 was a year of positive trends in the sports equipment market. Demand for sports equipment was good. In 2005, the Company expects that the growth in demand for sports equipment will plateau in the United States, while demand is anticipated to keep recovering slowly in Europe and Japan.

In 2005, Amer Group's comparable net sales in local currencies are expected to grow by 3–5% compared with last year. Earnings per share for 2005 are forecast to be EUR 0.90–1.05.

## PROPOSED DIVIDEND

Amer Group seeks to be viewed as a competitive investment that increases shareholder value through a combination of dividends and share price performance ("total shareholder return"). The Company therefore pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net result.

The Board of Directors will propose that a dividend of EUR 0.50 (2003: EUR 0.47) per share be paid for the 2004 financial year, representing 42% of the net result for the financial year.

## NET SALES BY BUSINESS AREA

| EUR million | 2004 | % | 2003 | Change % |
|---|---|---|---|---|
| Racquet Sports | 210.3 | 20 | 207.4 | 1 |
| Golf | 147.7 | 14 | 156.1 | -5 |
| Team Sports | 185.0 | 18 | 181.0 | 2 |
| Winter Sports | 205.6 | 19 | 188.2 | 9 |
| Fitness Equipment | 210.1 | 20 | 175.5 | 20 |
| Sports Instruments | 77.2 | 7 | 76.6 | 1 |
| | 1,035.9 | 98 | 984.8 | 5 |
| Tobacco | 22.9 | 2 | 109.3 | -79 |
| Total | 1,058.8 | 100 | 1,094.1 | -3 |

## EBIT BY BUSINESS AREA

| EUR million | 2004 | % of net sales | 2003 | % of net sales |
|---|---|---|---|---|
| Racquet Sports | 26.9 | 13 | 20.6 | 10 |
| Golf | 0.5 | - | -12.4 | - |
| Team Sports | 24.6 | 13 | 23.3 | 13 |
| Winter Sports | 29.6 | 14 | 28.3 | 15 |
| Fitness Equipment | 23.9 | 11 | 26.8 | 15 |
| Sports Instruments | 8.0 | 10 | 7.7 | 10 |
| Headquarters | -11.1 | - | -6.6 | - |
| Patent settlement | - | - | 20.5 | - |
| | 102.4 | 10 | 108.2 | 11 |
| Tobacco | 19.6 | - | 9.5 | 9 |
| Total | 122.0 | 12 | 117.7 | 11 |

## GEOGRAPHIC BREAKDOWN OF NET SALES

| EUR million | 2004 | % | 2003 | Change % |
|---|---|---|---|---|
| Americas | 597.1 | 56 | 573.2 | 4 |
| EMEA | 350.1 | 33 | 417.8 | -16 |
| Asia Pacific | 111.6 | 11 | 103.1 | 8 |
| Total | 1,058.8 | 100 | 1,094.1 | -3 |

**EARNINGS PER SHARE, EUR**


0.90*
0.97*
0.98*
1.12
1.19
00
01
02
03
04

**RETURN ON SHAREHOLDERS' EQUITY, %**


16.1*
15.6*
15.5*
18.8
19.2
00
01
02
03
04

**RETURN ON INVESTMENT, %**


15.8*
16.8*
17.8*
19.2
20.7
00
01
02
03
04

**EBIT, % OF NET SALES**


8.7*
9.0*
9.3*
10.8
11.5
00
01
02
03
04

* In accordance with FAS principles

**EQUITY RATIO, %**


47*
51*
46*
48
56
00
01
02
03
04

**GEARING, %**


35*
26*
47*
33
29
00
01
02
03
04

**CAPITAL EXPENDITURE AND ACQUISITIONS, EUR MILLION**


57.2
24.2
192.5
30.3
42.8
00
01
02
03
04
ACQUISITIONS
CAPEX

**PERSONNEL AT YEAR END**


4,327
3,734
3,939
4,013
4,066
00
01
02
03
04

PERSONNEL BY BUSINESS AREA

| | At year end | | Average | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Racquet Sports | **589** | 614 | **580** | 583 |
| Golf | **694** | 799 | **773** | 841 |
| Team Sports | **607** | 530 | **653** | 535 |
| Winter Sports | **847** | 712 | **836** | 739 |
| Fitness Equipment | **745** | 471 | **674** | 466 |
| Sports Instruments | **532** | 519 | **543** | 545 |
| Headquarters | **48** | 45 | **47** | 45 |
| | **4,062** | 3,690 | **4,106** | 3,754 |
| Tobacco | **4** | 323 | **68** | 335 |
| Total | **4,066** | 4,013 | **4,174** | 4,089 |

PERSONNEL BY COUNTRY

| | At year end | |
|---|---|---|
| | **2004** | 2003 |
| USA | **1,782** | 1,554 |
| Austria | **669** | 590 |
| Finland | **362** | 652 |
| Canada | **174** | 176 |
| Germany | **173** | 172 |
| UK | **165** | 168 |
| Japan | **124** | 99 |
| Mexico | **92** | 100 |
| Malta | **54** | 52 |
| Australia | **52** | 47 |
| Rest of the world | **419** | 403 |
| Total | **4,066** | 4,013 |

* In accordance with FAS principles

QUARTERLY NET SALES

| EUR million | 2004 IV | 2004 III | 2004 II | 2004 I | 2003 IV | 2003 III | 2003 II | 2003 I |
|---|---|---|---|---|---|---|---|---|
| Racquet Sports | 39.3 | 54.8 | 57.5 | 58.7 | 37.0 | 56.6 | 57.8 | 56.0 |
| Golf | 21.1 | 27.9 | 50.1 | 48.6 | 22.4 | 31.5 | 60.4 | 41.8 |
| Team Sports | 42.0 | 38.8 | 42.7 | 61.5 | 39.9 | 37.9 | 41.0 | 62.2 |
| Winter Sports | 80.5 | 88.6 | 7.6 | 28.9 | 72.0 | 83.2 | 7.1 | 25.9 |
| Fitness Equipment | 58.6 | 50.1 | 46.3 | 55.1 | 47.7 | 42.0 | 34.4 | 51.4 |
| Sports Instruments | 19.5 | 18.2 | 20.7 | 18.8 | 20.7 | 16.4 | 19.4 | 20.1 |
| | 261.0 | 278.4 | 224.9 | 271.6 | 239.7 | 267.6 | 220.1 | 257.4 |
| Tobacco | - | 0.3 | 0.8 | 21.8 | 25.7 | 30.3 | 29.5 | 23.8 |
| Total | 261.0 | 278.7 | 225.7 | 293.4 | 265.4 | 297.9 | 249.6 | 281.2 |

QUARTERLY EBIT

| EUR million | 2004 IV | 2004 III | 2004 II | 2004 I | 2003 IV | 2003 III | 2003 II | 2003 I |
|---|---|---|---|---|---|---|---|---|
| Racquet Sports | 4.5 | 7.7 | 7.5 | 7.2 | 1.9 | 7.9 | 6.9 | 3.9 |
| Golf | -2.9 | -4.6 | 4.8 | 3.2 | -11.5 | -4.8 | 5.1 | -1.2 |
| Team Sports | 5.7 | 3.6 | 3.0 | 12.3 | 4.2 | 3.1 | 4.6 | 11.4 |
| Winter Sports | 20.5 | 24.0 | -9.8 | -5.1 | 16.0 | 24.9 | -9.0 | -3.6 |
| Fitness Equipment | 7.6 | 4.2 | 2.6 | 9.5 | 7.5 | 7.5 | 2.9 | 8.9 |
| Sports Instruments | 2.5 | 2.0 | 1.7 | 1.8 | 1.6 | 2.0 | 1.9 | 2.2 |
| Headquarters | -3.5 | -2.5 | -4.0 | -1.1 | -1.9 | -1.2 | -1.0 | -2.5 |
| Patent settlement | - | - | - | - | - | 20.5 | - | - |
| | 34.4 | 34.4 | 5.8 | 27.8 | 17.8 | 59.9 | 11.4 | 19.1 |
| Tobacco | 0.7 | 0.0 | 0.0 | 18.9 | 2.0 | 2.8 | 3.2 | 1.5 |
| Total | 35.1 | 34.4 | 5.8 | 46.7 | 19.8 | 62.7 | 14.6 | 20.6 |

# FIVE YEAR REVIEW

| EUR million | IFRS 2004 | IFRS Change % | IFRS 2003 | FAS 2003 | FAS 2002 | FAS 2001 | FAS 2000 |
|---|---|---|---|---|---|---|---|
| Net sales | **1,058.8** | -3 | 1,094.1 | 1,104.4 | 1,101.9 | 1,099.8 | 1,086.6 |
| Depreciation | **16.1** | -18 | 19.7 | 38.7 | 34.4 | 34.9 | 38.8 |
| Research and development expenses | **31.3** | 2 | 30.7 | 30.7 | 23.9 | 22.8 | 21.3 |
| % of net sales | **3** | | 3 | 3 | 2 | 2 | 2 |
| EBIT | **122.0** | 4 | 117.7 | 101.3 | 103.0 | 98.6 | 94.9 |
| % of net sales | **12** | | 11 | 9 | 9 | 9 | 9 |
| Net financing expenses | **-3.4** | -59 | -8.2 | -8.2 | -7.4 | -9.3 | -17.4 |
| % of net sales | | | 1 | 1 | 1 | 1 | 2 |
| Earnings before taxes | **118.6** | 8 | 109.5 | 93.1 | 95.6 | 89.3 | 77.5 |
| % of net sales | **11** | | 10 | 8 | 9 | 8 | 7 |
| Taxes | **33.8** | 9 | 31.0 | 28.0 | 26.5 | 20.5 | 11.6 |
| Capital expenditure and acquisitions | **42.8** | 41 | 30.3 | 30.3 | 192.5 | 24.2 | 57.2 |
| % of net sales | **4** | | 3 | 3 | 17 | 2 | 5 |
| Divestments | **34.1** | | 6.2 | 6.2 | 14.7 | 12.7 | 15.1 |
| Non-current assets | **399.1** | -4 | 414.9 | 439.2 | 509.8 | 435.8 | 448.6 |
| Inventories | **154.4** | 13 | 136.9 | 136.9 | 156.4 | 155.2 | 161.3 |
| Current receivables | **260.0** | -11 | 293.6 | 309.5 | 308.2 | 282.4 | 282.0 |
| Liquid funds | **17.0** | -37 | 27.1 | 27.1 | 33.1 | 28.5 | 40.6 |
| Shareholders' equity and minority interests | **461.3** | 9 | 422.5 | 472.9 | 473.4 | 469.3 | 448.8 |
| Interest-bearing liabilities | **150.2** | -10 | 167.7 | 167.7 | 243.0 | 143.0 | 195.2 |
| Interest-free liabilities | **219.0** | -22 | 282.3 | 272.1 | 291.1 | 289.6 | 288.5 |
| Balance sheet total | **830.5** | -5 | 872.5 | 912.7 | 1,007.5 | 901.9 | 932.5 |
| Return on investment (ROI), % | **20.7** | | 19.2 | 16.7 | 17.8 | 16.8 | 15.8 |
| Return on shareholders' equity (ROE), % | **19.2** | | 18.8 | 14.5 | 15.5 | 15.6 | 16.1 |
| Equity ratio, % | **56** | | 48 | 50 | 46 | 51 | 47 |
| Debt to equity ratio | **0.3** | | 0.4 | 0.4 | 0.5 | 0.3 | 0.4 |
| Gearing, % | **29** | | 33 | 31 | 47 | 26 | 35 |
| Average personnel | **4,174** | 2 | 4,089 | 4,089 | 3,827 | 4,015 | 4,379 |

Calculation of key indicators, see page 73.

The major differences in accounting policies between IFRS and Finnish Accounting Standards (FAS) are presented in note 27.

## CONSOLIDATED INCOME STATEMENT (IFRS)

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| **NET SALES** | | **1,058.8** | 1,094.1 |
| Cost of goods sold | 8 | **-620.2** | -673.3 |
| **GROSS PROFIT** | | **438.6** | 420.8 |
| License income | | **14.3** | 10.3 |
| Other operating income | 5 | **3.3** | 28.5 |
| R&D expenses | 8 | **-31.3** | -30.7 |
| Selling and marketing expenses | 8 | **-246.5** | -231.2 |
| Administrative and other expenses | 8 | **-75.1** | -80.0 |
| Gain on sale of tobacco business | 3 | **18.7** | - |
| **EARNINGS BEFORE INTEREST AND TAXES** | 6,7,8 | **122.0** | 117.7 |
| % of net sales | | **11.5** | 10.8 |
| Financing income and expenses | 9 | **-3.4** | -8.2 |
| **EARNINGS BEFORE TAXES** | | **118.6** | 109.5 |
| Taxes | 10 | **-33.8** | -31.0 |
| Minority interests | | **-0.3** | -0.4 |
| **NET RESULT** | | **84.5** | 78.1 |
| Earnings per share, EUR | 11 | | |
| Basic | | **1.19** | 1.12 |
| Diluted | | **1.18** | 1.11 |

## CONSOLIDATED BALANCE SHEET (IFRS)

**ASSETS**

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| **NON-CURRENT ASSETS** | 12 | | |
| Intangible rights | | **3.9** | 4.2 |
| Goodwill | | **284.2** | 275.1 |
| Other intangible assets | | **0.9** | 0.5 |
| Land and water | | **14.4** | 14.0 |
| Buildings and constructions | | **46.7** | 49.8 |
| Machinery and equipment | | **24.4** | 33.3 |
| Other tangible assets | | **0.6** | 0.6 |
| Advances paid and construction in progress | | **3.3** | 1.5 |
| Available-for-sale investments | 13 | **3.1** | 4.2 |
| Deferred tax assets | 14 | **15.1** | 29.6 |
| Other non-current receivables | | **2.5** | 2.1 |
| **TOTAL NON-CURRENT ASSETS** | | **399.1** | 414.9 |
| **CURRENT ASSETS** | | | |
| INVENTORIES | 15 | | |
| Raw materials and consumables | | **26.4** | 28.0 |
| Work in progress | | **6.9** | 4.6 |
| Finished goods | | **121.1** | 104.3 |
| | | **154.4** | 136.9 |
| RECEIVABLES | | | |
| Accounts receivable | 15 | **222.9** | 236.6 |
| Loans receivable | | **0.1** | 0.3 |
| Current tax assets | | **1.0** | 6.8 |
| Prepaid expenses and other receivables | 16 | **36.0** | 49.9 |
| | | **260.0** | 293.6 |
| MARKETABLE SECURITIES | 13 | **-** | 1.0 |
| CASH AND CASH EQUIVALENTS | | **17.0** | 26.1 |
| **TOTAL CURRENT ASSETS** | | **431.4** | 456.6 |
| **ASSETS** | | **830.5** | 872.5 |

## SHAREHOLDERS' EQUITY AND LIABILITIES

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| **SHAREHOLDERS' EQUITY** | 17 | | |
| Share capital | | **285.7** | 97.8 |
| Premium fund | | **0.8** | 185.5 |
| Fund for own shares | | **-** | -24.9 |
| Translation differences | | **-48.4** | -33.8 |
| Fair value and other reserves | 25 | **0.1** | - |
| Retained earnings | | **135.4** | 116.8 |
| Net result | | **84.5** | 78.1 |
| **TOTAL** | | **458.1** | 419.5 |
| **MINORITY INTERESTS** | | **3.2** | 3.0 |
| **TOTAL SHAREHOLDERS' EQUITY** | | **461.3** | 422.5 |
| **LIABILITIES** | | | |
| LONG-TERM LIABILITIES | | | |
| Loans from financial institutions | 18 | **22.1** | 25.7 |
| Pension loans | 18 | **3.5** | 4.6 |
| Other interest-bearing liabilities | 18 | **1.5** | 1.9 |
| Deferred tax liabilities | 14 | **8.9** | 22.5 |
| Other interest-free liabilities | | **3.7** | 2.8 |
| | | **39.7** | 57.5 |
| CURRENT LIABILITIES | | | |
| Interest-bearing liabilities | 18 | **123.1** | 135.5 |
| Accounts payable | | **78.4** | 73.5 |
| Accrued liabilities | 19 | **93.6** | 144.7 |
| Current tax liabilities | | **10.5** | 10.8 |
| Provisions | 20 | **23.9** | 28.0 |
| | | **329.5** | 392.5 |
| **TOTAL LIABILITIES** | | **369.2** | 450.0 |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | **830.5** | 872.5 |

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| EBIT | | **122.0** | 117.7 |
| Depreciation | | **16.1** | 19.7 |
| Adjustments to cash flow from operating activities | 21 | **-20.3** | 0.0 |
| Cash flow from operating activities before change in working capital | | **117.8** | 137.4 |
| Increase (-) or decrease (+) in inventories | | **-21.5** | 7.3 |
| Increase (-) or decrease (+) in trade and other current receivables | | **11.3** | -24.5 |
| Increase (+) or decrease (-) in interest-free current liabilities | | **-48.1** | 3.8 |
| Change in working capital | | **-58.3** | -13.4 |
| Cash flow from operating activities before financing items and taxes | | **59.5** | 124.0 |
| Interest paid | | **-5.2** | -12.5 |
| Interest received | | **1.0** | 5.2 |
| Income taxes paid | | **-22.1** | -28.1 |
| Financing items and taxes | | **-26.3** | -35.4 |
| Total cash flow from operating activities | | **33.2** | 88.6 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | |
| Company acquisitions | 4 | **-26.5** | -11.9 |
| Company divestments | 3 | **29.0** | - |
| Capital expenditure | | **-16.3** | -18.4 |
| Proceeds from sale of tangible non-current assets | | **2.3** | 4.8 |
| Proceeds from sale of available-for-sale investments | | **2.8** | 1.4 |
| Interest received from non-current receivables | | **0.3** | 0.2 |
| Dividends received from available-for-sale investments | | **-** | 0.1 |
| Cash flow from investing activities | | **-8.4** | -23.8 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Issue of shares | | **3.2** | 4.9 |
| Change in short-term borrowings | | **20.9** | 48.6 |
| Withdrawals of long-term borrowings | | **2.3** | 28.0 |
| Repayments of long-term borrowings | | **-38.0** | -139.6 |
| Change in current receivables | | **0.1** | 8.8 |
| Dividends paid | | **-33.2** | -33.0 |
| Other financing items *) | | **10.0** | 13.6 |
| Cash flow from financing activities | | **-34.7** | -68.7 |
| **CHANGE IN LIQUID FUNDS** | | **-9.9** | -3.9 |
| Liquid funds | | | |
| Liquid funds at year end | | **17.0** | 27.1 |
| Translation differences | | **-0.2** | -2.1 |
| Liquid funds at year beginning | | **27.1** | 33.1 |
| Change in liquid funds | | **-9.9** | -3.9 |

The above figures cannot be directly traced from the balance sheet due to acquisitions/divestments of subsidiaries and changes in rates of exchange.

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IFRS)

| EUR million | Share capital | Premium fund | Revaluation fund | Fund for own shares | Translation differences | Fair value and other reserves | Retained earnings | Total | Minority interests | Total share-holders' equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance at 31 December 2002 (FAS)** | 96.8 | 181.8 | 2.9 | 24.9 | 0.0 | 0.0 | 163.8 | 470.2 | 0.0 | 470.2 |
| Transition to IFRS: | | | | | | | | | | |
| IAS 1 Presentation of financial statements | | | -2.9 | | | | 2.9 | 0.0 | 3.2 | 3.2 |
| IAS 12 Income taxes | | | | | | | 11.4 | 11.4 | | 11.4 |
| IAS 19 Employee benefits | | | | | | | -18.5 | -18.5 | | -18.5 |
| IAS 32 Financial instruments | | | | -49.8 | | | 24.9 | -24.9 | | -24.9 |
| IAS 36 Impairment of assets | | | | | | | -35.1 | -35.1 | | -35.1 |
| **Balance at 31 December 2002 (IFRS)** | 96.8 | 181.8 | 0.0 | -24.9 | 0.0 | 0.0 | 149.4 | 403.1 | 3.2 | 406.3 |
| Warrants exercised | 1.0 | 3.7 | | | | | | 4.7 | | 4.7 |
| Translation differences | | | | | -33.8 | | | -33.8 | | -33.8 |
| Dividend distribution | | | | | | | -32.6 | -32.6 | | -32.6 |
| Change in minority interests | | | | | | | | 0.0 | -0.2 | -0.2 |
| Net result for the period | | | | | | | 78.1 | 78.1 | | 78.1 |
| **Balance at 31 December 2003** | 97.8 | 185.5 | 0.0 | -24.9 | -33.8 | 0.0 | 194.9 | 419.5 | 3.0 | 422.5 |
| Effects of adopting IAS 39 | | | | | | 1.6 | -1.6 | 0.0 | | 0.0 |
| **Balance at 1 January 2004** | 97.8 | 185.5 | 0.0 | -24.9 | -33.8 | 1.6 | 193.3 | 419.5 | 3.0 | 422.5 |
| Warrants exercised | 1.3 | 1.9 | | | | | | 3.2 | | 3.2 |
| Cancellation of own shares | -3.9 | 3.9 | | 24.9 | | | -24.9 | 0.0 | | 0.0 |
| Bonus issue | 190.5 | -190.5 | | | | | | 0.0 | | 0.0 |
| Translation differences | | | | | -14.6 | | | -14.6 | | -14.6 |
| Cash flow hedges | | | | | | -1.5 | | -1.5 | | -1.5 |
| Dividend distribution | | | | | | | -33.0 | -33.0 | | -33.0 |
| Change in minority interests | | | | | | | | 0.0 | 0.2 | 0.2 |
| Net result for the period | | | | | | | 84.5 | 84.5 | | 84.5 |
| **Balance at 31 December 2004** | 285.7 | 0.8 | 0.0 | 0.0 | -48.4 | 0.1 | 219.9 | 458.1 | 3.2 | 461.3 |

Effects on shareholders' equity due to the transition to IFRS are explained in note 27.

Note 17 provides additional information on shareholders' equity, note 25 on the fair value and other reserves, and note 14 on the taxes charged to shareholders' equity.

**Distributable earnings**

| EUR million | 31 Dec 2004 |
|---|---|
| Retained earnings | 219.9 |
| Untaxed reserves in retained earnings | -7.1 |
| Other non-distributable earnings | -2.9 |
| Distributable earnings | 209.9 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. ACCOUNTING POLICIES

### GENERAL

Amer Group Plc is a Finnish public listed company that is domiciled in Helsinki.

Amer Group Plc and its subsidiaries ("the Group") manufacture, sell, and market sports equipment to the sports equipment trade. The core business areas are Racquet Sports, Golf, Team Sports, Winter Sports, Fitness Equipment, and Sports Instruments. In addition, the Group has a Group Headquarters and up to March 26, 2004, it had a Tobacco business.

The Group has its own operations in 31 countries and its main market areas are the United States and Europe.

### BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, IFRS, observing the standards and interpretations effective at December 31, 2004. Also applied in the financial statements, as permitted, are the changes, which were published in December 2003 and came into force on January 1, 2005, to the following standards: IAS 1, IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 27, IAS 28, IAS 32, IAS 33, and IAS 39. In addition to these, early application has similarly been made of standard IFRS 3 (Business Combinations), which was published in March 2004, as well as the related changes to the standards IAS 36 and IAS 38. Standards IFRS 2 (Share-based Payment) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) will be observed as of January 1, 2005, when their application becomes mandatory. The introduction of these standards is not expected to have a material impact on the Group's financial position, but the expensing of management warrants as required under IFRS 2 will have a minor weakening effect on earnings.

The Group adopted IFRS from the beginning of 2004, the date of transition being January 1, 2003. The comparative information for 2003 has been restated in accordance with IFRS. In making the transition, the Company made use of the exemptions offered by transition standard IFRS 1 (First-time Adoption of International Financial Reporting Standards) with respect to retroactive application of standards IAS 19 (Employee Benefits), IAS 21 (The Effects of Changes in Foreign Exchange Rates), and IFRS 3 (Business Combinations). For defined benefit pension plans at the time of transition, January 1, 2003, the actuarial differences in pension liabilities according to local and IFRS principles have been booked to the transitional balance sheet. Cumulative translation differences in shareholders' equity prior to the time of transition have been booked to retained earnings. Business combinations prior to January 1, 2003, have been recognized based on their original valuations and allocations made under the previously applied principles. Note 27 presents a discussion, including reconciliation calculations, of the changes resulting from the introduction of IFRS on the financial information for 2003, which has originally been reported in compliance with Finnish Accounting Standards (FAS).

According to the rules for transition in standards IAS 32 and IAS 39 concerning financial instruments and their accounting treatment, it is not necessary to prepare comparative information in accordance with them for 2003. Accordingly, the measurement and presentation of financial instruments in the comparative information for 2003 observes the original Finnish Accounting Standards. The effect of the introduction of standards IAS 32 and IAS 39 is presented in Note 28.

The consolidated financial statements are presented in euros and are based on historical cost conventions unless disclosed otherwise in the following accounting policies.

### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include all subsidiaries in which the parent company holds directly or indirectly more than half of the votes or otherwise controls as well as affiliated companies in which the Group holds 20–50% of the voting rights or in which it otherwise has considerable influence. Companies acquired during the financial year have been included in the consolidated financial statements from the date when control was obtained. Similarly, divested operations are included up to the date when control has been relinquished.

The consolidated financial statements are prepared according to the historical cost method. The acquisition cost is allocated to assets, liabilities, and contingent liabilities on the basis of their fair value at the time of acquisition. The proportion in excess of the fair value constitutes goodwill. Goodwill is not amortized, but its value is tested at least once a year by means of a cash flow-based impairment test (see impairment of assets below). Impairment losses are booked to the income statement.

Inter-company transactions as well as receivables and liabilities are eliminated. Minority interests are presented as a separate item. Minority interests are also shown under shareholders' equity in the balance sheet.

The share of affiliated companies in the consolidated results is accounted for using the equity method. The Group's share of the results of affiliated companies is included in the consolidated income statement. The Group's share of the post-acquisition accumulated net assets of affiliated companies is added to the acquisition cost of affiliated companies and to retained earnings in the consolidated balance sheet.

### FOREIGN CURRENCIES

The assets and liabilities of foreign subsidiaries are translated into euros at the average rates of exchange on the balance sheet date confirmed by the European Central Bank. The income statement is translated into euros by consolidating each calendar month separately using the actual daily average rate for the month, whereby the sum of the twelve calendar months represents the whole year. Translation differences arising from the elimination of the acquisition cost of foreign subsidiaries are booked to translation differences in consolidated shareholders' equity. Inter-company long-term capital loans are treated similarly. Cumulative translation differences prior to January 1, 2003 are included in retained earnings.

The following exchange rates have been used in the consolidated accounts:

| | Income statement* | | Balance sheet | |
|---|---|---|---|---|
| | 2004 | 2003 | 12/04 | 12/03 |
| USD | 1.24 | 1.13 | 1.36 | 1.26 |
| CAD | 1.62 | 1.58 | 1.64 | 1.62 |
| JPY | 134.40 | 130.97 | 139.65 | 135.05 |
| GBP | 0.68 | 0.69 | 0.71 | 0.70 |

* Calculated average of monthly average exchange rates

Group companies record transactions in foreign currency at the exchange rate on the date of transaction or at an estimated rate that is sufficiently close to the rate on the transaction date. Assets and liabilities denominated in foreign currencies that are outstanding at the end of the financial year are translated at the average rate of exchange in effect at the balance sheet date.

Foreign exchange gains and losses related to operational transactions are treated as adjustments to sales or cost of goods sold. Exchange rate gains and losses on foreign currency-denominated loans and other receivables and liabilities connected with financing transactions are recorded at their net values as financing income and expenses.

### MEASUREMENT OF FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Derivative financial instruments such as interest rate swaps as well as foreign exchange forward contracts and forward rate agreements are measured at their fair value and recorded as a credit or charge to earnings except for foreign exchange forward contracts related to the hedging of the Group's operational cash flows. Changes in the fair value of instruments used to hedge against currency and interest rate risks are recognized in the income statement as a credit or charge to earnings under financing income and expenses. The share of the interest related to these items is periodized as interest income and expense.

Operational cash flows are hedged using foreign exchange forward contracts when products are purchased or sold in non-local currencies. The change in the fair value of those foreign exchange forward contracts is periodized to the fair value and other reserves under shareholders' equity for those hedges which meet the documentation and effectiveness requirements set for the application of hedge accounting under IAS 39. The cumulative change in gains or losses is transferred to the income statement for the period when the hedged item is recorded in the income statement. If the hedge is not effective, the change in value of the forward contracts is recorded immediately in the income statement.

### MEASUREMENT OF INVESTMENTS AND FINANCIAL ASSETS

Available-for-sale investments are measured at their fair value by applying the market prices at the balance sheet date or some other determination of value used by the Company. The change in fair value is presented in fair value and other reserves under shareholders' equity until the investment is sold, when the net result is recognized as income in its entirety in the earnings for the financial year. Available-for-sale investments whose fair value cannot be determined reliably are measured at cost or a lower value if they are impaired.

Held-to-maturity investments and loans granted by the Company are carried at amortized cost using the effective interest rate method. Current financial assets are valued at cost, except for marketable securities, such as commercial paper, which are measured at the fair value. Changes in fair values are booked as a credit or charge to earnings. Purchases and sales of investments are entered in the accounts on the transaction date.

### REVENUE RECOGNITION

Revenue from the sale of goods is booked when significant risks and rewards connected with ownership of the goods have been transferred to the buyer. Net sales represent the invoiced value of goods, less excise and value added taxes as well as discounts and adding or deducting foreign exchange differences.

Revenue obtained from other companies is booked to license income when these companies manufacture and sell products bearing the Amer Sports' trademarks. In addition, license income includes royalty payments obtained from other companies when they utilize manufacturing technology patents owned by the Group.

Other operating income comprises rental income, gains on the sale of non-current assets as well as other non-recurring income, such as patent settlements.

### COST OF GOODS SOLD

The cost of goods sold includes all the direct and indirect salary and wage, material, procurement, and other cost connected with the manufacture and purchase of products.

### RESEARCH AND DEVELOPMENT EXPENSES

Expenses connected with the technical development and testing of new products as well as royalties for the utilization of non-proprietary manufacturing technology patents are booked to R&D expenses. R&D expenses are not capitalized owing, notably, to the short life cycle of products.

### SALES AND MARKETING EXPENSES

Expenses related to the sales, distribution, marketing, and advertising of products are booked to sales and marketing expenses. These include sales inventory, customer service, marketing and sales, media advertising expenses, and athlete endorsements.

### ADMINISTRATIVE AND OTHER EXPENSES

Administrative and other expenses encompass Group Headquarters' expenses, general administration expenses, as well as minor one-off losses such as losses on disposals of non-current assets.

### PENSION PLANS

The Group's pension arrangements comply with the local rules and practices of the countries where Amer operates. Pension expenses based on regularly checked calculations that are prepared by the local authorities or authorized actuaries are recognized as an expense of the financial period. Under defined contribution plans, such as principally within the Finnish TEL employment pension system, the Group's contributions are recorded as an expense in the period to which they relate. In defined benefits plans, pension expenses are recognized in the income statement, periodizing the regular costs for the employee's years of employment according to annual pension actuarial computations, applying the projected unit credit method. The pension liability is obtained by calculating the present value of future pension contributions, applying the rate on long government treasury bills or similar instruments as the discount rate. Actuarial gains and losses are recognized in the income statement for the employees' average remaining period of service to the extent that they exceed the greater of 10% of the defined benefit obligation or 10% of the fair value of plan assets.

### DISCONTINUED OPERATIONS

Capital gains and losses on the disposal of business operations are stated on their own line in the income statement as gross amounts before taxes.

### BORROWING COSTS

Borrowing costs are recognized as an accrual-based expense.

### INCOME TAXES

Taxes include the taxes for the financial year calculated on the basis of the net result for the period or dividend paid out and in accordance with the tax legislation of each company's local domicile as well as assessed or returned taxes for previous financial periods and the change in deferred taxes.

Deferred tax assets and liabilities are calculated on all temporary differences between the book and tax base of assets and liabilities with the tax rate at the balance sheet date or with the future tax rates prevailing when the tax is estimated to be paid. Temporary differences arise from factors such as unused tax losses, depreciation differences, provisions, defined benefit pension plans, fair valuation of derivative financial instruments, the internal inventory margin as well as measurements to fair value of assets and liabilities in connection with business combinations. The tax effect of undistributed earnings of subsidiaries is recorded as a deferred tax liability if a dividend payout is probable and it will result in tax consequences. A deferred tax asset is recognized as a result of unused tax losses and other temporary differences to the extent that it is probable that they can be utilized in future financial periods.

### EARNINGS PER SHARE

The undiluted earnings per share are calculated by dividing the net result for the financial year by the weighted average number of shares outstanding during the financial year. The dilutive effect of warrants is taken into account in calculating diluted earnings per share.

**GOVERNMENT GRANTS**
Government grants received are entered as adjustments to expenses in the result for the financial period except when they relate to investments, in which case they are deducted from the cost.

**INTANGIBLE RIGHTS AND OTHER INTANGIBLE NON-CURRENT ASSETS**
Intangible rights comprise trademarks and patents; software licenses are included in other intangible assets. Patents and software licenses are recognized in the balance sheet at cost and amortized on a straight-line basis during an expected useful life of from three to fifteen years. Trademarks with indefinite useful lives are not amortized, but an annual cash flow-based impairment test is carried out on them (see impairment of assets below).

**TANGIBLE NON-CURRENT ASSETS**
Tangible non-current assets are stated as the difference between the initial costs and accumulated depreciation less any impairment losses (see impairment of assets below).

Depreciation is calculated on a straight-line basis in order to write off the cost of the tangible assets over their expected useful lives, adjusting for any impairment. The depreciation periods are:

| | |
|---|---|
| Buildings | 25–40 years |
| Machinery and equipment | 3–10 years |

Land is not depreciated.

**IMPAIRMENT OF ASSETS**
The carrying amounts of non-current tangible and intangible assets are assessed by means of impairment tests on them whenever there is an indication of impairment. Any impairment of goodwill and other intangible rights having an indefinite useful life is nevertheless assessed at least once a year.

Impairment tests involve measuring the recoverable amount of said asset. The recoverable amount is the asset's net selling price or higher cash flow-based value in use. An impairment loss is recognized in the income statement when the carrying amount of an asset is higher than the recoverable amount. Impairment recognized on other assets than goodwill is reversed if a change occurs in the estimates leading to the impairment charge. An impairment loss is reversed to a maximum amount that does not exceed the carrying amount of the asset if an impairment would not have been originally recognized.

The recoverable amount of goodwill and intangible rights with indefinite useful lives is always determined via their cash flow-based values in use. The future cash flows used in impairment calculations are based on budgets and strategic plans for the next three years as approved by the Group's Board of Directors. The cash flow for subsequent years has been estimated conservatively based on the growth assumptions made in the three-year plans.

In the cash flow-based impairment tests for other intangible and tangible assets, only the cash flows for the next five years are recognized, of which the first three are based on the budgets and strategic plans for the next three years as approved by the Group's Board of Directors. In these calculations, the fourth and fifth years are estimated conservatively according to the growth assumptions made in the three-year plans. The residual values used in the calculations are estimates of the probable net selling prices of the asset items at the end of the fifth year.

The discount rate in the calculations is based on the long-term risk-free market interest rate and a generally used standard risk premium.

**INVESTMENT PROPERTIES**
Investment properties are real estate that is held because of rental income or an appreciation in the property value. Investment properties are measured at cost. The Group does not have major assets that are classified as investment properties.

**LEASING**
Lease agreements relating to tangible assets, in which the Group bears an essential part of the ownership risks and rewards, are classified as finance lease agreements. A finance lease agreement is entered in the balance sheet at the lower of the asset's fair value or the present value of minimum lease payments, and it is depreciated. The corresponding lease obligations, net of financial charges, are included in interest-bearing liabilities. The Group does not have major finance lease agreements.

Other leasing contracts are classified as operating leases and lease payments relating to these are treated as rental expenses.

**INVENTORIES**
Inventories are measured at the lower of cost calculated according to the FIFO principle or the net realizable value. For self-manufactured products, the cost includes direct wage and raw materials costs as well as a portion of the indirect costs of manufacture. The net realizable value is the selling price that is obtained as the result of ordinary course of business less costs of sales.

**ACCOUNTS RECEIVABLE**
Accounts receivable are carried at the original invoiced amount less an allowance for doubtful receivables and credits for returns. Doubtful receivables are defined case by case by tracking outstanding accounts receivable and on the basis of historical experience.

**LIQUID FUNDS**
Liquid funds comprise cash in hand and deposit held at call with banks as well as other liquid funds such as marketable securities.

**INTEREST-BEARING LIABILITIES**
Interest-bearing liabilities are carried at amortized cost using the effective interest rate method. Used revolving credit facilities are included in current interest-bearing liabilities.

**PROVISIONS**
Obligations arising as the consequence of a past event, which are legal or which the company has an obligation to settle and are considered certain or likely to occur, are booked in the income statement under an appropriate expense heading. They are presented in the balance sheet as provisions when the precise amount or timing is not known. In other cases they are presented as accrued liabilities.

The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience.

**WARRANTS**
Warrants have been granted to the Group's key personnel (terms and conditions, see pages 80–81). The cash payments based on exercise of the warrants are entered in the Company's share capital and premium fund.

**USE OF ESTIMATES IN THE FINANCIAL STATEMENTS**
When preparing the financial statements, the Group's management has to make estimates and assumptions influencing the content of the financial statements, and it must exercise its judgment regarding the application of accounting policies. The most important of these estimates and assumptions are related to any impairment of goodwill and other asset items as well as provisions. Actual results may differ from those estimates.

## 2. SEGMENT INFORMATION

The Group's primary form of segment reporting is according to the business segments (business areas). The business areas are based on the Group's organizational structure and reporting, and they are: Racquet Sports, Golf, Team Sports, Winter Sports, Fitness Equipment, Sports Instruments and, up to March 26, 2004, Tobacco business. There are no inter-segment business operations.

The assets and liabilities of the business areas include only items directly connected with the business as well as the goodwill related to them. Unallocated items, including Group Headquarters, include tax and financial items as well as items allocated to the Company as a whole. The average capital employed of the business segments is the 12-month average and it includes only capital employed items directly connected with the business, excluding Group goodwill amounts.

The Group's geographical segments are the Americas, EMEA (Europe, the Middle East, Africa) and Asia Pacific (including Japan and Australia). The definition of these areas is based on their geographical risks as well as the organization of the Group's sales operations. The net sales of the geographical segments are presented according to customers' location and assets according to where the assets are located. Goodwill is not allocated to the geographical areas.

### BUSINESS SEGMENTS

| **2004** EUR million | Racquet Sports | Golf | Team Sports | Winter Sports | Fitness Equipment | Sports Instruments | Amer Sports | Tobacco | Unallocated items | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Net sales | 210.3 | 147.7 | 185.0 | 205.6 | 210.1 | 77.2 | 1,035.9 | 22.9 | - | 1,058.8 |
| EBIT | 26.9 | 0.5 | 24.6 | 29.6 | 23.9 | 8.0 | 113.5 | 19.6 | −11.1 | 122.0 |
| % of net sales | 12.8 | 0.3 | 13.3 | 14.4 | 11.4 | 10.4 | 11.0 | - | - | 11.5 |
| Average capital employed | 39.0 | 23.6 | 61.7 | 92.1 | 45.9 | 23.7 | 286.0 | 0.8 | 281.0 | 567.8 |
| ROCE, % | 68.9 | 2.3 | 39.8 | 32.1 | 52.2 | 33.8 | 39.7 | - | - | 21.5 |
| Assets | 125.5 | 55.8 | 121.5 | 179.2 | 217.8 | 60.3 | 760.1 | 4.2 | 66.2 | 830.5 |
| Liabilities | 34.6 | 37.2 | 31.2 | 44.8 | 36.1 | 9.5 | 193.4 | 0.3 | 175.5 | 369.2 |
| Capital expenditure | 1.6 | 1.1 | 1.4 | 6.2 | 4.1 | 0.9 | 15.3 | 0.0 | 1.0 | 16.3 |
| Depreciation | 1.5 | 1.3 | 1.5 | 6.0 | 2.9 | 1.7 | 14.9 | 0.5 | 0.7 | 16.1 |
| Cash flow from operating activities before financing items and taxes | 18.7 | −0.9 | 21.1 | 10.6 | 3.3 | 9.9 | 62.7 | −2.2 | −1.0 | 59.5 |

| 2003 EUR million | Racquet Sports | Golf | Team Sports | Winter Sports | Fitness Equipment | Sports Instruments | Amer Sports | Tobacco | Unallocated items | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Net sales | 207.4 | 156.1 | 181.0 | 188.2 | 175.5 | 76.6 | 984.8 | 109.3 | - | 1,094.1 |
| EBIT | 20.6 | −12.4 | 23.3 | 28.3 | 26.8 | 7.7 | 94.3 | 9.5 | 13.9 | 117.7 |
| % of net sales | 9.9 | - | 12.9 | 15.0 | 15.3 | 10.1 | 9.6 | 8.7 | - | 10.8 |
| Average capital employed | 40.3 | 30.0 | 58.3 | 80.0 | 17.1 | 27.1 | 252.8 | 4.4 | 300.9 | 558.1 |
| ROCE, % | 51.0 | −41.4 | 40.0 | 35.4 | 156.8 | 28.6 | 37.3 | - | - | 21.1 |
| Assets | 123.8 | 48.8 | 124.7 | 152.9 | 173.7 | 64.1 | 688.0 | 67.9 | 116.6 | 872.5 |
| Liabilities | 36.2 | 33.1 | 30.2 | 43.1 | 29.2 | 11.0 | 182.8 | 61.9 | 205.3 | 450.0 |
| Capital expenditure | 3.2 | 2.3 | 1.8 | 5.3 | 3.1 | 1.1 | 16.8 | 1.2 | 0.4 | 18.4 |
| Depreciation | 2.0 | 3.4 | 1.7 | 5.2 | 3.1 | 1.9 | 17.3 | 1.6 | 0.8 | 19.7 |
| Impairment of assets | - | 4.1 | - | - | - | - | - | - | - | - |
| Cash flow from operating activities before financing items and taxes | 24.4 | -6.5 | 16.2 | 37.6 | 31.8 | 13.8 | 117.3 | 7.8 | −1.1 | 124.0 |

## GEOGRAPHICAL SEGMENTS

| 2004<br>EUR million | Americas | EMEA | Asia Pacific | Elimination | Amer Sports | Tobacco | Unallocated items | Total |
|---|---|---|---|---|---|---|---|---|
| External net sales | 597.1 | 327.2 | 111.6 | - | 1,035.9 | 22.9 | - | 1,058.8 |
| Intercompany net sales | 41.7 | 16.1 | 10.9 | -68.7 | - | - | - | - |
| Assets | 261.6 | 208.5 | 30.4 | -24.6 | 475.9 | 4.2 | 350.4 | 830.5 |
| Capital expenditure | 7.6 | 7.0 | 0.7 | - | 15.3 | 0.0 | 1.0 | 16.3 |

| 2003<br>EUR million | Americas | EMEA | Asia Pacific | Elimination | Amer Sports | Tobacco | Unallocated items | Total |
|---|---|---|---|---|---|---|---|---|
| External net sales | 573.2 | 308.5 | 103.1 | - | 984.8 | 109.3 | - | 1,094.1 |
| Intercompany net sales | 37.5 | 11.8 | 3.7 | -53.0 | - | - | - | - |
| Assets | 223.8 | 187.5 | 22.4 | -20.8 | 412.9 | 67.9 | 391.7 | 872.5 |
| Capital expenditure | 6.9 | 9.6 | 0.3 | - | 16.8 | 1.2 | 0.4 | 18.4 |

## 3. DIVESTED BUSINESSES

In January 2004, Amer Tobacco and Philip Morris agreed on early termination of the manufacturing and sales licenses for Philip Morris products on March 26, 2004. The compensation paid by Philip Morris for Amer Group's Tobacco business was EUR 29 million, and it also included a payment for certain asset items, such as production machinery and Amer Tobacco's own trademarks. The purchase price did not include Amer Tobacco's factory property. In addition Philip Morris purchased with a separate agreement the products held in inventories at March 26, 2004. Inventories were sold at cost. A pre-tax capital gain of EUR 18.7 million was booked on the transaction. Severance compensation paid to the personnel, relating to the period after the end of their employment, is included in the capital gain.

Capital employed by tobacco business:

| EUR million | **31 Dec 2004** | 31 Dec 2003 |
|---|---|---|
| Non-current assets | **3.6** | 10.1 |
| Inventories | **-** | 13.2 |
| Receivables | **0.6** | 44.6 |
| Interest-free liabilities | **-0.3** | -61.9 |
| Capital employed | **3.9** | 6.0 |

Tobacco's operating cash flow before financing items and taxes and capital expenditure are presented in note 2.

| EUR million | Continuing operations<br>**2004** | 2003 | Tobacco<br>**2004** | 2003 | Gain on sale of tobacco business<br>**2004** | 2003 | Total Amer Group<br>**2004** | 2003 |
|---|---|---|---|---|---|---|---|---|
| Net sales | **1,035.9** | 984.8 | **22.9** | 109.3 | **-** | - | **1,058.8** | 1,094.1 |
| EBIT | **102.4** | 108.2 | **0.9** | 9.5 | **18.7** | - | **122.0** | 117.7 |
| Net financing expenses | **-3.5** | -8.7 | **0.1** | 0.5 | **-** | - | **-3.4** | -8.2 |
| EBT | **98.9** | 99.5 | **1.0** | 10.0 | **18.7** | - | **118.6** | 109.5 |
| Taxes | **-28.1** | -28.1 | **-0.3** | -2.9 | **-5.4** | - | **-33.8** | -31.0 |
| Net result | **70.5** | 71.0 | **0.7** | 7.1 | **13.3** | - | **84.5** | 78.1 |

## 4. ACQUIRED BUSINESSES

In January 2004, the Fitness Equipment business was expanded by making two acquisitions. First, the operations of the strength training equipment manufacturer Fitness Products International (FPI) were acquired. The purchase price was EUR 9.5 million, the fair value of the net assets acquired EUR -1.7 million, and the goodwill arising from the transaction EUR 11.2 million. The acquired business has annual net sales of about USD 13 million. In January, ClubCom Inc. with its subsidiaries was also acquired. The company provides fitness gyms with video and audio entertainment services as well as video and audio hardware and systems. The purchase price was EUR 17.8 million, the fair value of the net assets acquired EUR 5.4 million, and the goodwill arising from the transaction EUR 12.4 million. ClubCom has annual net sales of about USD 15 million. Both ClubCom Inc. and FPI were paid for in cash, and other substantial expenses were not included in the acquisition cost.

The Winter Sports business was rounded out in December 2003 by purchasing the Volant ski brand in North America. A purchase price of EUR 3.6 million was paid in cash, and it was allocated to patents relating to manufacture of skis, trademarks, inventories and tangible non-current assets. Volant skis has annual net sales of about EUR 4 million. In November 2003, the Team Sports business was expanded by acquiring Athletic Training Equipment Company Inc. (ATEC), which manufactures baseball and softball training equipment. The purchase price was EUR 8.3 million and it was paid in cash. Other significant expenses were not included in the acquisition cost. The fair value of the net assets acquired was EUR 3.2 million and the goodwill arising from the transaction was EUR 5.1 million. ATEC has annual net sales of about USD 11 million and its operations are profitable.

The fair values of the asset and liability items booked on the above-described acquisitions did not differ materially from the book values prior to the business combinations. Except for Volant, the acquisition costs have not been allocated to trademarks, customer lists or other intangible rights because the main purpose of the above-mentioned acquisitions was to obtain synergy benefits for the entire business by integrating the acquired companies into mainline functions, thereby strengthening the position of the Fitness Equipment and Team Sports businesses as a full-line supplier in their respective fields.

The following assets and liabilities have been booked for the acquired businesses:

| | Net fair values of identifiable assets and liabilities of the acquired businesses | | Assets and liabilities immediately before the business combinations | |
|---|---|---|---|---|
| EUR million | **2004** | 2003 | **2004** | 2003 |
| Intangible rights | - | 1.8 | **0.3** | - |
| Tangible non-current assets | **0.2** | 0.5 | **0.9** | 0.5 |
| Deferred tax assets*) | **5.3** | - | - | - |
| Inventories | **1.6** | 3.7 | **2.1** | 3.7 |
| Receivables | **3.2** | 2.4 | **3.5** | 2.4 |
| Cash and cash equivalents | **0.8** | 0.0 | **0.8** | 0.0 |
| Total assets | **11.1** | 8.4 | **7.6** | 6.6 |
| Liabilities | **7.4** | 1.6 | **5.6** | 1.4 |
| Net assets | **3.7** | 6.8 | **2.0** | 5.2 |
| Acquisition cost | **27.3** | 11.9 | | |
| Goodwill | **23.6** | 5.1 | | |
| Acquisition cost paid in cash | **27.3** | 11.9 | | |
| Cash and cash equivalents of acquired businesses | **0.8** | 0.0 | | |
| Acquisition cost in cash flow statement | **26.5** | 11.9 | | |

*) *Deferred tax assets recognized due to unused tax losses of acquired companies totaled EUR 4.6 million*

## 5. OTHER OPERATING INCOME

| EUR million | 2004 | 2003 |
|---|---|---|
| Rental return on real estate | **0.7** | 1.3 |
| Gain on sale of non-current assets | **1.6** | 6.7 |
| Patent settlement | - | 20.5 |
| Other | **1.0** | - |
| Total | **3.3** | 28.5 |

In 2003, a settlement of EUR 20.5 million was received from Brunswick Corporation, which manufactures fitness equipment under the Life Fitness brand, in a patent litigation case concerning the proprietary technology used in Precor's elliptical fitness equipment.

## 6. PERSONNEL EXPENSES AND RELATED PARTY TRANSACTIONS

| EUR million | 2004 | 2003 |
|---|---|---|
| Wages and salaries | **168.1** | 158.2 |
| Social expenditure | | |
| Pensions - defined contribution plans | **4.8** | 7.0 |
| Pensions - defined benefit plans | **1.5** | 1.9 |
| Other social security | **29.0** | 27.5 |
| Total | **203.4** | 194.6 |
| Salaries and remuneration of the Board of Directors and the Amer Sports Executive Board | **3.7** | 5.0 |
| of which the salaries and remuneration of the Executive Board | **3.4** | 4.9 |

With the exception of the President, members of the Board of Directors do not have contractual retirement benefits with the Company.

In addition to the President, three Finnish members of the Amer Sports Executive Board have early retirement rights. No loans have been granted to the Group's Board of Directors and management.

Salaries and other compensation of the Board of Directors and management are presented in more detail on pages 87–88 under the section "Salaries and other compensation".

## 7. PENSIONS

Pension security for Group companies is based on each country's local regulations and practices. The Group has significant defined benefit pension plans for Wilson Sporting Goods Co. (The United States) and Amer Sports UK Ltd. (Great Britain). These are handled via pension funds whose assets are not included in the Group's assets. These pension funds are closed, and new members are no longer admitted to them. Contributions to the funds are made in accordance with local regulations.

The Group's Management Team has supplementary pension security through a life insurance company. This pension component is a defined benefit plan. The Group's other pension arrangements, such as the Finnish TEL statutory employment pension, are mainly defined contribution plans.

The net liability recognized in the balance sheet relating to defined benefit pension plans is defined as follows:

| EUR million | 2004 | 2003 |
|---|---|---|
| Present value of funded obligations | **72.8** | 68.6 |
| Fair value of plan assets | **-60.8** | -58.1 |
| Deficit/(surplus) | **12.0** | 10.5 |
| Unrecognized actuarial gains (-) and losses (+) | **-2.9** | 0.1 |
| Net liability in the balance sheet | **9.1** | 10.6 |

The amounts recognized in the income statement:

| EUR million | 2004 | 2003 |
|---|---|---|
| Current service cost | **2.0** | 2.0 |
| Interest cost | **3.9** | 4.2 |
| Expected return on plan assets | **-4.4** | -4.3 |
| Total, included in personnel expenses | **1.5** | 1.9 |

| | | |
|---|---|---|
| The actual return on plan assets | **4.0** | 9.0 |

Movements in the net liability recognized in the balance sheet:

| EUR million | 2004 | 2003 |
|---|---|---|
| Net liability at 1 January | **10.6** | 17.7 |
| Expense recognized in the income statement | **1.5** | 1.9 |
| Contributions paid | **-2.7** | -6.9 |
| Translation differences | **-0.3** | -2.1 |
| Net liability at 31 December | **9.1** | 10.6 |

Principal actuarial assumptions:

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| % | USA | UK | Finland | USA | UK | Finland |
| Discount rate | **5.75** | **5.40** | **5.00** | 6.00 | 5.60 | 5.25 |
| Expected return on plan assets | **8.75** | **5.25** | **5.40** | 8.75 | 5.10 | 5.40 |
| Future salary increases | **4.60** | **3.80** | **4.00** | 4.50 | 3.35 | 4.00 |
| Future pension increases | **4.00** | **2.80** | **2.30** | 4.00 | 2.35 | 2.30 |

## 8. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

DEPRECIATION AND AMORTIZATION BY ASSET TYPE

| EUR million | 2004 | 2003 |
|---|---|---|
| Intangible rights | **0.6** | 0.9 |
| Other intangible assets | **0.3** | 0.1 |
| Buildings and constructions | **3.8** | 4.4 |
| Machinery and equipment | **11.4** | 14.3 |
| Total | **16.1** | 19.7 |

DEPRECIATION AND AMORTIZATION BY FUNCTION

| EUR million | 2004 | 2003 |
|---|---|---|
| Cost of goods sold | **7.6** | 9.7 |
| Research and development | **1.9** | 2.3 |
| Selling and marketing | **2.3** | 2.5 |
| Administration | **4.3** | 5.2 |
| Total | **16.1** | 19.7 |

IMPAIRMENT LOSSES BY ASSET TYPE

| EUR million | 2004 | 2003 |
|---|---|---|
| Buildings and constructions | - | 1.7 |
| Machinery and equipment | - | 2.2 |
| CIP | - | 0.2 |
| Total | - | 4.1 |

Impairment in 2003 is wholly related to the Golf Division's production plants in the United States. In the income statement, impairment is included in the cost of goods sold.

## 9. FINANCING INCOME AND EXPENSES

| EUR million | 2004 | 2003 |
|---|---|---|
| Dividends received | - | 0.1 |
| Interest income | **0.7** | 1.2 |
| Impairment losses of investments | - | -1.9 |
| Exchange rate losses | **-0.1** | -0.6 |
| Interest expense | **-5.7** | -7.0 |
| Other financing expenses | **-0.5** | - |
| Fair valuation of derivative financial instruments | **2.2** | - |
| Total | **-3.4** | -8.2 |

The change in the fair value of derivative contracts is primarily due to the market valuation of interest rate swaps.

## 10. INCOME TAXES

| EUR million | 2004 | 2003 |
|---|---|---|
| Current taxes: | | |
| Finland | **5.9** | 5.2 |
| Austria | **7.2** | 6.2 |
| USA | **10.9** | 8.7 |
| Other countries | **3.7** | 3.6 |
| Total | **27.7** | 23.7 |
| Deferred taxes | **6.1** | 7.3 |
| Total | **33.8** | 31.0 |

A reconciliation between income taxes at local tax rates in different countries and the total tax expense in the income statement:

| EUR million | 2004 | 2003 |
|---|---|---|
| Taxes at local rates applicable to earnings in countries concerned | **44.3** | 40.3 |
| Taxes for prior periods | **-1.5** | 3.3 |
| Deductible goodwill amortization | **-5.7** | -3.0 |
| Tax credits | **-4.3** | -5.9 |
| Other | **1.0** | -3.7 |
| Taxes recognized in the income statement | **33.8** | 31.0 |
| | | |
| Effective tax rate, % | **28.5** | 28.3 |

## 11. EARNINGS PER SHARE

| | 2004 | 2003 |
|---|---|---|
| Net result for the period, EUR million | **84.5** | 78.1 |
| Weighted average number of shares outstanding during the period (1,000 pcs) | **71,118** | 70,044 |
| Earnings per share, EUR | **1.19** | 1.12 |
| Weighted average number of shares outstanding during the period, adjusted with the dilution effect of warrants (1,000 pcs) | **71,318** | 70,297 |
| Earnings per share, diluted, EUR | **1.18** | 1.11 |

## 12. INTANGIBLE AND TANGIBLE NON-CURRENT ASSETS

| EUR million | Intangible rights | Goodwill | Other intangible assets | Land and water | Buildings and constructions | Machinery and equipment | Other tangible assets | Advances paid and construction in progress |
|---|---|---|---|---|---|---|---|---|
| Initial cost, 1 January 2004 | 7.9 | 374.5 | 2.1 | 14.1 | 99.9 | 183.6 | 0.6 | 1.7 |
| Additions | 0.6 | - | 0.6 | - | 1.2 | 8.3 | - | 5.6 |
| Company acquisitions | - | 23.6 | - | - | - | 0.1 | - | 0.1 |
| Company divestments and disposals | -1.1 | - | -0.9 | - | -0.1 | -35.7 | - | - |
| Transfers | - | - | 0.3 | 0.6 | 0.8 | -1.9 | - | -3.8 |
| Translation differences | -0.1 | -20.0 | -0.1 | -0.2 | -3.0 | -6.2 | - | -0.1 |
| Balance, 31 December 2004 | 7.3 | 378.1 | 2.0 | 14.5 | 98.8 | 148.2 | 0.6 | 3.5 |
| Accumulated depreciation and impairment losses, 1 January 2004 | 3.7 | 99.4 | 1.6 | 0.1 | 50.1 | 150.3 | - | 0.2 |
| Depreciation during the period | 0.6 | - | 0.3 | - | 3.8 | 11.4 | - | - |
| Company divestments and disposals | -1.0 | - | -0.9 | - | - | -28.8 | - | - |
| Transfers | 0.1 | - | 0.1 | - | 0.1 | -3.3 | - | - |
| Translation differences | - | -5.5 | - | - | -1.9 | -5.8 | - | - |
| Balance, 31 December 2004 | 3.4 | 93.9 | 1.1 | 0.1 | 52.1 | 123.8 | - | 0.2 |
| Balance sheet value, 31 December 2004 | 3.9 | 284.2 | 0.9 | 14.4 | 46.7 | 24.4 | 0.6 | 3.3 |

Accumulated impairment losses of goodwill at 1 January 2004 totaled EUR 15.8 million.

| EUR million | Intangible rights | Goodwill | Other intangible assets | Land and water | Buildings and constructions | Machinery and equipment | Other tangible assets | Advances paid and construction in progress |
|---|---|---|---|---|---|---|---|---|
| Initial cost, 1 January 2003 | 9.4 | 418.6 | 2.3 | 15.5 | 111.8 | 208.6 | 0.7 | 1.5 |
| Additions | 0.6 | 0.1 | - | 0.2 | 1.9 | 10.5 | - | 5.1 |
| Company acquisitions | 1.8 | 5.1 | - | - | 0.2 | 1.0 | - | - |
| Company divestments and disposals | - | - | - | -1.7 | -4.5 | -2.3 | - | - |
| Transfers | -2.9 | 0.1 | - | 0.6 | -0.6 | -14.5 | -0.1 | -4.7 |
| Translation differences | -1.0 | -49.4 | -0.2 | -0.5 | -8.9 | -19.7 | - | -0.2 |
| Balance, 31 December 2003 | 7.9 | 374.5 | 2.1 | 14.1 | 99.9 | 183.6 | 0.6 | 1.7 |
| Accumulated depreciation and impairment losses, 1 January 2003 | 4.9 | 115.3 | 1.7 | 0.1 | 53.6 | 170.2 | - | - |
| Depreciation during the period | 0.9 | - | 0.1 | - | 4.4 | 14.3 | - | - |
| Company acquisitions | - | - | - | - | - | 0.7 | - | - |
| Company divestments and disposals | - | - | - | - | -2.1 | -1.9 | - | - |
| Impairment | - | - | - | - | 1.7 | 2.2 | - | 0.2 |
| Transfers | -1.7 | - | - | - | -2.1 | -17.6 | - | - |
| Translation differences | -0.4 | -15.9 | -0.2 | - | -5.4 | -17.6 | - | - |
| Balance, 31 December 2003 | 3.7 | 99.4 | 1.6 | 0.1 | 50.1 | 150.3 | - | 0.2 |
| Balance sheet value, 31 December 2003 | 4.2 | 275.1 | 0.5 | 14.0 | 49.8 | 33.3 | 0.6 | 1.5 |

Carrying amount of finance leases included in buildings and constructions:

| | |
|---|---|
| 2004 | EUR 1.0 million |
| 2003 | EUR 1.2 million |

## 13. AVAILABLE-FOR-SALE INVESTMENTS AND MARKETABLE SECURITIES

Available-for-sale investments consist in their entirety of shares in unlisted companies and they are measured at cost, because reliable fair values cannot be established or they do not differ materially from their initial costs.

Marketable securities include investments in commercial papers with maturities of less than a week. Because their fair values do not differ materially from their costs, they are measured at cost during the 2004 financial period.

## 14. RECONCILIATION OF DEFERRED TAX ASSETS AND LIABILITIES

| 2004<br>EUR million | 1 Jan 2004 | Charge in income statement | Translation differences | Acquisitions | Charged to equity | 31 Dec 2004 |
|---|---|---|---|---|---|---|
| Deferred tax assets: | | | | | | |
| Provisions | 12.5 | -4.7 | -0.9 | 0.0 | - | 6.9 |
| Carryforward of unused tax losses | 3.2 | -2.6 | -0.5 | 5.3 | - | 5.4 |
| Pensions | 5.0 | -1.0 | -0.2 | 0.0 | - | 3.8 |
| Impairment | 5.2 | -1.0 | -0.4 | 0.0 | - | 3.8 |
| Other temporary differences | 3.7 | -1.5 | -0.2 | 0.0 | - | 2.0 |
| Total | 29.6 | -10.8 | -2.2 | 5.3 | - | 21.9 |
| Deferred tax liabilities: | | | | | | |
| Fair value adjustments | - | - | - | - | 0.0 | - |
| Depreciation differences | -6.7 | 3.8 | 0.4 | 0.0 | - | -2.5 |
| Other temporary differences | -15.8 | 0.9 | 1.7 | 0.0 | - | -13.2 |
| Total | -22.5 | 4.7 | 2.1 | 0.0 | 0.0 | -15.7 |
| Net deferred tax assets | 7.1 | -6.1 | -0.1 | 5.3 | 0.0 | 6.2 |

Deferred taxes recognized in the balance sheet at 31 December 2004:

| | |
|---|---|
| Deferred tax assets | EUR 15.1 million |
| Deferred tax liabilities | EUR 8.9 million |

| 2003<br>EUR million | 1 Jan 2003 | Charge in income statement | Translation differences | Other change | 31 Dec 2003 |
|---|---|---|---|---|---|
| Deferred tax assets: | | | | | |
| Provisions | 10.4 | 3.9 | -1.8 | - | 12.5 |
| Carryforward of unused tax losses | 4.4 | -1.0 | -0.2 | - | 3.2 |
| Pensions | 6.3 | -0.5 | -0.8 | - | 5.0 |
| Impairment | 5.6 | 0.6 | -1.0 | - | 5.2 |
| Other temporary diffrences | 9.5 | -2.6 | -1.0 | -2.2 | 3.7 |
| Total | 36.2 | 0.4 | -4.8 | -2.2 | 29.6 |
| Deferred tax liabilities: | | | | | |
| Depreciation differences | -2.1 | -4.6 | - | - | -6.7 |
| Other temporary differences | -12.7 | -3.1 | - | - | -15.8 |
| Total | -14.8 | -7.7 | - | - | -22.5 |
| Net deferred tax assets | 21.4 | -7.3 | -4.8 | -2.2 | 7.1 |

At 31 December 2004 there were unused tax losses carried forward and other temporary differences of EUR 16.1 million (2003: EUR 3.5 million) for which no deferred tax asset was recognized. The unrecognized deferred tax assets at 31 December 2004 totaled EUR 5.2 million (2003: EUR 1.2 million).

## 15. VALUATION PROVISIONS OF INVENTORIES AND ACCOUNTS RECEIVABLE

| EUR million | **2004** | 2003 |
|---|---|---|
| Allowance for doubtful accounts | **9.7** | 12.0 |
| Obsolescence reserve for inventories | **17.0** | 16.8 |

## 16. PREPAID EXPENSES AND OTHER RECEIVABLES

| EUR million | **2004** | 2003 |
|---|---|---|
| Prepaid interest | **0.5** | 1.2 |
| Prepaid advertising and promotion | **1.4** | 1.6 |
| Other prepaid expenses | **15.2** | 10.0 |
| Forward contracts' exchange rate differentials | **11.1** | 19.0 |
| Receivables from patent settlement | **-** | 9.9 |
| Other receivables | **7.8** | 8.2 |
| Total | **36.0** | 49.9 |

## 17. SHAREHOLDERS' EQUITY

| EUR million | Number of shares | Share capital | Premium fund[*] | Fund for own shares |
|---|---|---|---|---|
| 1 January 2003 | 23,227,720 | 96.8 | 181.6 | -24.9 |
| Warrants exercised | 257,500 | 1.0 | 3.9 | - |
| 31 December 2003 | 23,485,220 | 97.8 | 185.5 | -24.9 |
| | | | | |
| Warrants exercised | 321,400 | 1.3 | 1.9 | - |
| Cancellation of own shares | - | -3.9 | 3.9 | 24.9 |
| Bonus issue on 16 December 2004 | 47,613,240 | 190.5 | -190.5 | - |
| 31 December 2004 | 71,419,860 | 285.7 | 0.8 | - |

[*] Also includes unregistered share issue (31 Dec 2003: EUR 0.4 million; 31 Dec 2004: EUR 0.0 million)

The section "shares and shareholders" on pages 80–84 provides additional information on numbers of shares and share capital. The Group's warrant schemes are discussed on pages 80–81. The Board of Directors' dividend proposal is on page 85.

### Translation differences

Translation differences comprise the differences arising from the elimination of net investments in non-euro Group units.

### Fair value and other reserves

Fair value and other reserves include changes in the fair values of available-for-sale investments as well as derivative financial instruments used to hedge operational cash flows (hedge reserve).

## 18. INTEREST-BEARING LIABILITIES

INTEREST-BEARING LONG-TERM LIABILITIES

| | Outstanding | Repayments | | | | | |
|---|---|---|---|---|---|---|---|
| EUR million | 31 Dec 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 and after |
| Loans from financial institutions | 24.0 | 1.9 | 22.1 | - | - | - | - |
| Pension loans | 4.5 | 1.0 | 1.0 | 1.0 | 0.9 | 0.6 | - |
| Other long-term debt | 1.6 | 0.1 | 0.3 | 0.2 | 0.2 | 0.2 | 0.6 |
| Total | 30.1 | 3.0 | 23.4 | 1.2 | 1.1 | 0.8 | 0.6 |

INTEREST-BEARING CURRENT LIABILITIES

| EUR million | **2004** | 2003 |
|---|---|---|
| Commercial papers | **115.7** | 97.2 |
| Current repayments of long-term loans | **3.0** | 36.3 |
| Other interest-bearing current debt | **4.4** | 2.0 |
| Total | **123.1** | 135.5 |

INTEREST-BEARING LIABILITIES AT FAIR VALUE

| | **2004** | |
|---|---|---|
| EUR million | Carrying amount | Fair value |
| Loans from financial institutions | 24.0 | 24.0 |
| Pension loans | 4.5 | 4.6 |
| Commercial papers | 115.7 | 115.7 |
| Other interest-bearing short-term debt | 6.0 | 6.0 |
| Total | 150.2 | 150.3 |

Fair values have been calculated by discounting future cash flows at market based interest rates at 31 December 2004.

FINANCE LEASE LIABILITIES

| EUR million | **2004** | 2003 |
|---|---|---|
| Finance lease liabilities are due as follows: | | |
| Not later than one year | **0.1** | 0.1 |
| Later than one year but not later than five years | **0.6** | 0.7 |
| Later than five years | **0.4** | 0.5 |
| Total minimum payments | **1.1** | 1.3 |

Present value of minimum lease payments is not materially different from their carrying amount.

## 19. ACCRUED LIABILITIES

| EUR million | **2004** | 2003 |
|---|---|---|
| Accrued personnel costs | **46.7** | 41.1 |
| Accrued interest | **1.2** | 1.6 |
| Accrued rent | **2.3** | 3.5 |
| Accrued advertising and promotion | **12.3** | 12.5 |
| Excise tax | **-** | 32.2 |
| Value added tax | **3.1** | 16.1 |
| Other accrued liabilities | **28.0** | 37.7 |
| Total | **93.6** | 144.7 |

## 20. PROVISIONS

| EUR million | Product warranty | Restructuring | Environmental | Other | Total |
|---|---|---|---|---|---|
| Balance at 1 January 2004 | 11.8 | 4.7 | 1.5 | 10.0 | 28.0 |
| Translation differences | -0.5 | -0.3 | -0.1 | -0.8 | -1.7 |
| Provisions made during the year | 8.5 | 1.3 | 0.4 | 4.4 | 14.6 |
| Provisions used during the year | -6.6 | -3.1 | -0.4 | -5.0 | -15.1 |
| Unused provisions reversed during the year | -0.7 | -0.4 | -0.1 | -0.7 | -1.9 |
| Balance at 31 December 2004 | 12.5 | 2.2 | 1.3 | 7.9 | 23.9 |

| | |
|---|---|
| Current provisions | 21.5 |
| Long-term provisions | 2.4 |
| Total | 23.9 |

The most important regular provisions are due to the repair or replacement of products during their warranty period.
Environmental provisions are booked in the United States, and other liabilities are not included in the Group's environmental liabilities.
Provisions for restructuring relate primarily to the reorganization of the Golf and Racquet Sports businesses in the United States.

## 21. ADJUSTMENTS TO CASH FLOW FROM OPERATING ACTIVITIES

| EUR million | **2004** | 2003 |
|---|---|---|
| Impairment losses | **-** | 4.1 |
| Gain on sale of tobacco business | **-18.7** | - |
| Gains and losses on sale of non-current assets | **-1.6** | -6.7 |
| Other | **-** | 2.6 |
| Total | **-20.3** | 0.0 |

## 22. OPERATING LEASE COMMITMENTS

| EUR million | **2004** | 2003 |
|---|---|---|
| The future minimum payments of non-cancellable operating leases: | | |
| Not later than one year | **14.4** | 12.6 |
| Later than one year but not later than five years | **24.9** | 30.7 |
| Later than five years | **1.0** | 1.1 |
| Total | **40.3** | 44.4 |

| | | |
|---|---|---|
| Total rents of non-cancellable operating leases recognized in the income statement | **12.2** | 11.3 |

Other non-cancellable rental agreements are primarily related to the office and production premises rented by the Group.

## 23. CONTINGENT LIABILITIES

| EUR million | **2004** | 2003 |
|---|---|---|
| Mortgages pledged | | |
| Pension loans and loans from financial institutions covered | **4.4** | 5.2 |
| Nominal value of mortgages pledged | **6.2** | 6.2 |
| Other group liabilities: | | |
| Nominal value of mortgages pledged | **0.9** | 10.9 |
| Total nominal value of mortgages pledged | **7.1** | 17.1 |
| Guarantees | **2.7** | 3.8 |
| Other contingent liabilities | **29.4** | 33.7 |

Other contingent liabilities are primarily due to long-term endorsement contracts with several professional and other leagues, particularly in the United States, and athlete contracts.
There are no guarantees or contingencies given for the management of the Group, for the shareholders, or for the affiliated companies.

## 24. INVESTMENTS IN SUBSIDIARIES AT 31 DECEMBER 2004

| SUBSIDIARIES | Group holding, % | Book value, EUR million |
|---|---|---|
| Amer Sports Company, Chicago, USA | 100 | 156.6 |
| Athletic Training Equipment Company, Inc., Sparks, USA | 100 | |
| Atomic Ski USA, Inc., Amherst, USA | 100 | |
| ClubCom, Inc., Pittsburgh, USA | 100 | |
| Precor Incorporated, Woodinville, USA | 100 | |
| Precor Strength Inc., Valencia, USA | 100 | |
| Wilson Sporting Goods Co., Chicago, USA | 100 | |
| Amer Sports Brazil LTDA., Sao Paulo, Brazil | 100 | |
| Amer Sports Canada Inc., Belleville, Canada | 100 | |
| Amer Sports Japan, Inc., Tokyo, Japan | 100 | |
| Amer Sports Korea, Ltd., Seoul, Korea | 100 | |
| Amer Sports Malaysia Sdn Bhd, Shah Alam, Malaysia | 100 | |
| Amer Sports Thailand Company Limited, Bangkok, Thailand | 49[1] | |
| Grupo Wilson, S.A. de C.V., Mexico City, Mexico | 100 | |
| Amer Sports Mexico, S.A. de C.V., Mexico City, Mexico | 100 | |
| Asesoria Deportiva Especializada, S.A. de C.V., Mexico City, Mexico | 100 | |
| Wilson Sporting Goods Australia Pty Ltd, Braeside, Australia | 100 | |
| Amer Sports Europe GmbH, Neuried, Germany | 100 | 62.3 |
| Amer Sports Czech Republic s.r.o., Prague, Czech Republic | 100 | |
| Amer Sports Deutschland GmbH, Neuried, Germany | 100 | |
| Amer Sports Europe Services GmbH, Neuried, Germany | 100 | |
| Amer Sports France S.A.S., Villefontainne, France | 100 | |
| Amer Sports Spain, S.A., Barcelona, Spain | 100 | |
| Amer Sports UK Limited, Irvine, UK | 100 | |
| Precor Products Limited, Berkshire, UK | 100 | |
| Amer Sports International Oy, Helsinki, Finland | 100 | 67.1 |
| Amer Sports Suomi Oy, Vantaa, Finland | 100 | 0.9 |
| Amer Sports Sverige AB, Malmö, Sweden | 100 | |
| Amer Sports SA, Hagendorn, Switzerland | 100 | 0.1 |
| Amera Oy, Helsinki, Finland | 100 | |
| Amerintie 1 Oy, Tuusula, Finland | 100 | 2.1 |
| Amernet Holding B.V., Rotterdam, The Netherlands | 100 | 62.5 |
| Amer Sports Holding GmbH, Altenmarkt, Austria | 100 | |
| Amer Sports Italia S.p.A., Nervesa della Battaglia, Italy | 100 | |
| Atomic Austria GmbH, Altenmarkt, Austria | 95 | |
| ZAO Amer Sports, Moscow, Russia | 100 | |
| Fitz-Wright Holdings Ltd., Langley, B.C., Canada | 100 | |
| Bare Sportswear Corp., Blaine, Washington, USA | 100 | |
| Fitz-Wright Company Ltd., Langley, B.C., Canada | 100 | |
| FitzWright Europe (Malta) Ltd., Zejtun, Malta | 100 | |
| Suunto AG, Biel, Switzerland | 100 | |
| Recta AG, Biel, Switzerland | 100 | |
| Suunto Benelux B.V., Tholen, The Netherlands | 60 | |
| Suunto USA Inc., Carlsbad, USA | 100 | |
| Suunto Oy, Vantaa, Finland | 100 | 65.4 |
| Amerb Oy, Helsinki, Finland | 100 | |
| Amerc Oy, Helsinki, Finland | 100 | |
| Suunto Software Solutions Oy, Helsinki, Finland | 70 | |
| Ursuk Oy, Turku, Finland | 60 | |
| Varpat Patentverwertungs AG, Littau, Switzerland | 100 | 2.0 |
| Non-operating companies | | - |
| Total | | 419.0 |

[1] 85% of votes

## 25. HEDGE RESERVE OF CASH FLOW HEDGES

| EUR million | |
|---|---|
| Balance at 1 January 2004 | 1.6 |
| Gains and losses deferred to shareholders' equity | 0.9 |
| Gains and losses recognized in the income statement | -2.4 |
| Deferred taxes | 0.0 |
| Balance at 31 December 2004 | 0,1 |

## 26. FINANCIAL RISK MANAGEMENT

The global business of Amer Group involves customary financial risks. Financial risk management is centralized within Group Treasury, which operates through the Parent Company. Risk management is governed by a financial strategy approved by the Board of Directors. This strategy includes principles and risk limits relating to its balance sheet structure, banking relations and risk management. Financial risks are reviewed by the Board of Directors at least once a year. In addition, the Group has a Financial Committee which meets as and when necessary and monitors that the principles approved by the Board are being observed. Group Treasury's management agrees with the business areas and subsidiaries on how these principles are applied to each unit's individual needs.

Group Treasury is responsible for arranging finance on competitive terms, using appropriate equity and debt instruments. Foreign exchange and interest rate risks are managed so that changes in market rates do not unnecessarily risk shareholder value, the Company's earnings or the equity ratio. Group Treasury is also responsible for Group insurance management. While Group Treasury is not a profit centre as such, various benchmarking methods are used to assess its performance.

### FINANCIAL STRUCTURE

The Group aims to preserve a balanced and diverse financial structure. Excessive loan maturity concentrations are avoided. Financing is raised from various sources, and Amer Group's visibility in the capital markets is maintained by regular issuance of commercial paper and other instruments. The Group's standard credit documentation seeks to ensure the equal treatment of finance providers, and it utilizes standardized financial covenants. The Group's financial costs are optimized in relation to the goals stated for its financial structure and risk management.

All Group debt is raised through the Parent Company. Amer Group builds long-term relationships with major lenders and arrangers of finance, enabling it to react quickly in the event of significant new funding requirements.

**LIQUIDITY RISK**

The Group's liquidity is based on long-term financial arrangements. At the end of 2004, Group's interest bearing debt was EUR 150.2 million, from which EUR 27.1 million will mature after 12 months. In addition, the Group had EUR 92 million of unused committed credit facilities, of which EUR 55 million will mature after 2005.

Short-term liquidity is managed by issuing commercial paper. Any extra liquidity is placed in short-term debt instruments approved by the Financial Committee. The Group uses global cash pools in major currency areas.

Internal netting is used in making payments between subsidiaries.

**CURRENCY RISK**

The Group operates in all major currency areas, and it has subsidiaries in 22 countries. Group Treasury aims to eliminate the foreign exchange risks associated with the Group balance sheet and to hedge the commercial currency-denominated cash flows in subsidiaries. Amer Group utilizes hedge accounting for its commercial risk hedging. The amount of ineffective hedges in 2004 was not material.

The balance sheet risk of the Group is eliminated by financing each subsidiary in its home currency. According to its financial strategy, the Group may hedge 0 to 50% of subsidiaries' equity. At the end of 2004 there were no equity hedges outstanding.

The most important business risk arising from currencies is the foreign exchange risk created by cash flows in non-home currencies. This risk is primarily caused when a unit purchases goods in another currency, and then sells them in its home currency. The total foreign currency purchases were about EUR 165 million in 2004, divided into the following currency pairs:

| Buy \ Sell | USD | EUR | GBP | CAD | JPY | AUD | CHF | SEK | CZK | |
|---|---|---|---|---|---|---|---|---|---|---|
| USD | | 27 | 29 | 23 | 21 | 7 | | | | 107 |
| EUR | 41 | | | 9 | 6 | | 10 | 9 | 5 | 80 |

In the end of year outstanding hedges for the purchases were:

| Buy \ Sell | USD | EUR | GBP | CAD | JPY | AUD | CHF | SEK | CZK | |
|---|---|---|---|---|---|---|---|---|---|---|
| USD | | 21 | 11 | 14 | 12 | 4 | | | | 62 |
| EUR | 41 | | | 6 | 2 | | 4 | 4 | 2 | 59 |

In addition to the aforementioned currency pairs, the Group has small currency-denominated purchases in certain Asian and Latin American currencies. These cash flows were not hedged during 2004.

According to the Group's hedging policy, the units hedge their forecast 12–18 month cash flow with forward foreign exchange contracts. Based on historical evidence, the cash flows are deemed highly probable.

The hedge ratio is higher for nearby months than for later periods. The hedge ratio of the units is maintained between 30% and 70% of the cash flows forecast for the next 12 months, except for the Winter Sports Division where the ratio is 80 to 120% due to different business practices.

The Group monitors its hedge ratio daily and tests its effectiveness at three month intervals. The impact of effective hedges is booked as an adjustment to the cost of goods sold.

Forward foreign exchange contracts are the main instrument for currency hedges. The spot value of the forward contracts corresponds fully to the change in value of currency-denominated cash flows. The forward points are booked as interest.

The Group's foreign exchange position consists of currency-denominated loans, deposits and off-balance sheet items, of which forward contracts are the most important. The impact of currency movements on the Group's foreign exchange position is booked as a financial item. From time to time, the Group has intentional open positions as allowed in the financial strategy. The maximum position in 2004 did not exceed EUR 5 million.

Uncovered currency or interest rate options are not permitted.

**INTEREST RATE RISK**

The Group's structural interest rate position is calculated by estimating a maturity for all balance sheet items on the basis of either their contractual maturity or their intended or estimated economic lifetime. A position's risk is estimated by calculating the duration and net present value of assets and liabilities and calculating their sensitivity to a one percentage-point change in interest rates. The Company's structural interest rate risk is minimal.

Operationally, the management of interest rate position also takes account of the duration based on forecast cash flows and the duration of financial items.

The interest rate differential between the euro and other currencies may be a significant risk for Amer Group due to hedging of the foreign currency denominated part of the balance sheet. Group Treasury uses both forward rate agreements as well as interest rate and currency swaps to manage its interest rate risk position.

Due to the adoption of IAS 39 the accounting treatment of interest rate swaps was changed. Previously periodized interest income and expenses are discounted to their present value, and the change in value is booked into financial items.

**CREDIT RISK**

The Group is exposed to credit risk mainly through accounts receivable. The Group has a global customer base, and there are no significant risk concentrations. The largest single customer accounts for 3% of total accounts receivable and the largest 20 combined total about 23%. The Group's use of credit insurance and factoring is slight.

Customers in the fitness equipment business often use leasing financing, and the Group takes limited recourse risk for the arrangements through repurchase agreements.

The Group seeks to minimize its cash items. Extra liquidity is placed either in deposits in core banks or in high-quality money market instruments, as decided by the Financial Committee.

Interest bearing debt by currency after foreign exchange and interest rate swaps and facility fees at 31 December 2004:

| | EUR million | Interest, % |
|---|---|---|
| AUD | 2.6 | 5.67 |
| CAD | 7.5 | 2.84 |
| CHF | 3.9 | 1.04 |
| CZK | 0.6 | 2.96 |
| SEK | 3.8 | 2.42 |
| USD | 131.8 | 2.63 |
| Total | 150.2 | 2.65 |

**DERIVATIVE CONTRACTS**

Foreign exchange derivatives

| EUR million | Nominal value | Fair value | Maturity structure 2005 | 2006 |
|---|---|---|---|---|
| Cash flow hedging | 112.9 | -0.1 | 112.9 | |
| Related to financing | 111.1 | 10.7 | 96.2 | 14.9 |
| Total | 224.0 | 10.6 | 209.1 | 14.9 |
| | | | | |
| Interest rate swaps | 36.7 | 0.1 | | 36.7 |

**MATURITY STRUCTURE**

| EUR million | 31 Dec 2004 Drawn | Available | Total | 2005 | 2006 | 2007 | 2008 or later |
|---|---|---|---|---|---|---|---|
| Loans from financial institutions | 24.0 | | 24.0 | 1.9 | 22.1 | - | - |
| Pension loans | 4.5 | | 4.5 | 1.0 | 1.0 | 1.0 | 1.5 |
| Other interest bearing debt | 6.0 | | 6.0 | 4.5 | 0.3 | 0.2 | 1.0 |
| Committed revolving credit facilities | - | 92.0 | 92.0 | 37.0 | 15.0 | 40.0 | - |
| Commercial papers | 115.7 | | 115.7 | 115.7 | | | |
| Total | 150.2 | 92.0 | 242.2 | 160.1 | 38.4 | 41.2 | 2.5 |

**INTEREST FIXING PERIODS**

| EUR million | 0-3 mths | 4-6 mths | 7-9 mths | 9-12 mths | 1-2 years | 2-3 years | Over 3 years |
|---|---|---|---|---|---|---|---|
| Debt | -145.8 | | | | -0.9 | -1.9 | -1.6 |
| Cash & deposits | 17.0 | | | | | | |
| Loan receivables | | | | | 0.1 | | 0.9 |
| Forward rate agreements | | | | | | | |
| Interest rate swaps | | 36.7 | | | -36.7 | | |
| Net | -128.8 | 36.7 | - | - | -37.5 | -1.9 | -0.7 |

(+ = assets, = debt)

## 27. EFFECTS OF ADOPTING IFRS REPORTING ON THE COMPARATIVE FIGURES FOR 2003

Amer Group changed over from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) as of the beginning of 2004. The date of the transition was January 1, 2003. Note 1 to these financial statements, Accounting Policies, describes the IFRS standards that have been applied in making the changeover.

These notes present the essential effects which the adoption of IFRS standards has on the comparative information for 2003, including the transitional balance sheet at January 1, 2003. Amer Group has published a separate stock exchange release on the adoption of IFRS on April 15, 2004. These figures deviate from the stock exchange release as follows:

1. In accordance with a subsequent interpretation, the additional pension security of management has been classified as a defined benefit pension plan. This lowers the previous published figure for shareholders' equity at the end of 2003 by EUR 0.9 million and the equity ratio by 0.2%, but has no effect on earnings in the 2003 financial period under IFRS. The effects of pension plans are discussed in greater detail in section 8.

2. The capitalized leasehold improvement expenses of the office and production properties rented by the Group have been transferred from intangible non-current assets to buildings.

3. Share-based key indicators have been adjusted to correspond to the number of shares after the 1:2 bonus issue carried out in December 2004.

The numbers below refer to differences in the Income Statement, segment information and Balance Sheet as presented on the following pages.

### 1. FORMAT OF INCOME STATEMENT

In conjunction with the adoption of IFRS, a new format for the Consolidated Income Statement has been introduced. The previously used format based on a classification of expenses by nature has now been replaced by a classification of expenses by function.

Furthermore, reportable net sales have been redefined. Under FAS reporting, net sales included sales of finished goods

and license income received from third party manufacturers when they manufacture and sell products made under license from Amer Sports' own brands. In the new Income Statement format, license income is shown separately in its own line.

## 2. NET RESULT

The table below summarizes the effects of adopting IFRS standards on the net result for the 2003 financial year. These effects are discussed in detail in paragraphs 4, 5 and 8.

| EUR million | 2003 |
|---|---|
| Net result under FAS | 64.7 |
| | |
| IFRS adjustments: | |
| IAS 12 Income Taxes | -3.0 |
| IAS 19 Employee Benefits (pensions) | 1.5 |
| IAS 36 Impairment of Assets (golf production) | -1.6 |
| IFRS 3 Business Combinations (cancellation of amortization) | 16.5 |
| IFRS adjustments, total | 13.4 |
| | |
| Net result under IFRS | 78.1 |

## 3. SEGMENT REPORTING

Amer Group's primary segment reporting format is according to business segments as already applied in FAS reporting (see note 2).

Under FAS reporting, goodwill generated from the acquisitions of business areas ("Group goodwill") was not allocated to business segments. In order to comply with the requirements of IAS 14 (Segment Reporting), Group goodwill has now been allocated to assets of the business segments as of the transition date, January 1, 2003.

When making the transition to IFRS, the geographical segments have now been redefined based on the organizational set-up of the Group's sales operations and the diverse operational risks within different geographical areas. The new segments are:

- the Americas (incl. Latin America)
- EMEA (Europe, the Middle East and Africa)
- Asia Pacific (incl. Japan and Australia)

The previous geographical segments were North America, Finland, rest of Europe, Asia Pacific, Japan, and Other.

## 4. GOODWILL, OTHER INTANGIBLE AND TANGIBLE NON-CURRENT ASSETS

The major differences in accounting policies for goodwill, other intangible and tangible non-current assets between FAS and IFRS stem from two standards, IAS 36 (Impairment of Assets) and IFRS 3 (Business Combinations).

In accordance with IAS 36, the carrying amounts of assets are assessed on any indication of an impairment. If such an indication exists, a company should then estimate the recoverable amount of the asset. The recoverable amount is the higher of the asset's net selling price or cash-flow based value in use. An impairment loss is recognized when the carrying amount of an asset is higher than the recoverable amount.

At the date of transition, January 1, 2003, all goodwill as well as the non-current assets of independent cash-generating units were tested for possible impairment in accordance with IAS 36.

### Impairment testing of goodwill at the date of transition, January 1, 2003

Goodwill is allocated to business segments (see paragraph 3 above).

The recoverable amount of each segment's goodwill is defined in terms of the principle described in the paragraph "Impairment of assets" in note 1.

The application of impairment tests to goodwill at the time of transition resulted in an impairment loss on the goodwill of the Golf business (EUR 19.1 million).

Wilson Sporting Goods Co. and its subsidiaries were acquired in 1989. The goodwill generated at the time of the acquisition was not allocated to Wilson's three business segments: Racquet Sports, Golf, and Team Sports. According to IAS 14 (Segment Reporting), goodwill should be allocated to the segments as a minimum requirement. If the goodwill related to the Wilson acquisition would have been tested as a whole at the date of transition, the recoverable amount of goodwill would have been considerably higher than its carrying amount.

**Goodwill values in the transitional balance sheet by business segment:**

| EUR million | |
|---|---|
| Racquet Sports | 73.3 |
| Golf | - |
| Team Sports | 48.8 |
| Winter Sports | 11.7 |
| Fitness Equipment | 140.4 |
| Sports Instruments | 29.1 |
| Total | 303.3 |

The recoverable amount of goodwill in each segment except for Golf was significantly higher than the carrying amounts above.

### Impairment tests for other intangible and tangible non-current assets

As a result of impairment tests according to IAS 36, an impairment loss of EUR 16.0 million related to the Golf Division's production facilities was recognized in the transition balance sheet. This improves earnings under IFRS in 2003 by EUR 2.5 million due to lower depreciation. In addition, a further impairment loss of EUR 4.1 million associated with the Golf Division's production facilities is included in the 2003 results under IFRS. The assessment methods according to both Finnish and local practices did not lead to impairment losses for the years 2002 and 2003 in the original FAS financial statements.

Recoverable amounts of non-current assets for all other independent cash-generating units except for Golf were significantly higher than their carrying amounts.

### IFRS 3 (Business Combinations)

In accordance with the IFRS 3 standard, goodwill and other intangible non-current assets with indefinite useful lives will no longer be amortized on a straight-line basis. Instead, these assets should be tested annually for impairment according to IAS 36. The cancellation of goodwill and other intangible non-current assets' amortization improves 2003 EBIT by EUR 16.5 million.

Relating to the acquisition of the Winter Sports segment in 1994, the intangible non-current asset recognized has now been reclassified to goodwill (EUR 10.3 million at January 1, 2003).

## 5. LONG-TERM INVESTMENTS

**Own shares (treasury shares)**

According to IAS 32, it is not allowed to present investments in own shares (treasury shares) as balance sheet assets. This decreases the asset value of long-term investments by EUR 24.9 million. Although standards IAS 32 and IAS 39 are not applied before the financial year commencing January 1, 2004, this classification change that is also approved by FAS has been employed in order to make the 2003 balance sheet structure as comparable as possible to 2004.

**Deferred taxes**

In accordance with IAS 1 (Presentation of Financial Statements), deferred tax assets (liabilities) should be classified as non-current assets (liabilities). Current deferred tax assets (liabilities) under the FAS balance sheet have now been reclassified as non-current assets (liabilities).

Under IAS 12, deferred taxes have now been recognized on all taxable IFRS adjustments impacting shareholders' equity. Related to this, in long-term investments in the transitional balance sheet at January 1, 2003, there are deferred tax assets of EUR 11.8 million (see paragraphs 7 and 8). The 2003 income statement under IFRS includes a deferred tax charge that is EUR 3.0 million higher than in the original FAS.

**Available-for-sale investments**

In its 2004 financial reporting, Amer Group is applying the most recent version of IAS 39. In accordance with the exemption included in the transition rules for a first-time adopter of IFRS, comparative information for 2003 need not comply with this standard. According to the basic rule of IAS 39, the subsequent measurement of an available-for-sale investment after recording it originally is based on fair value. The long-term investments in the transitional balance sheet at January 1, 2003, include shares and the like with a carrying amount of EUR 4.1 million, which could be classified as available-for-sale investments. The fair value of these assets under IFRS would not have differed significantly from their carrying amount under FAS.

## 6. RECEIVABLES

The largest change compared to FAS financial statements stems from the transfer of deferred tax assets to long-term investments in the manner described in paragraph 5.

## 7. SHAREHOLDERS' EQUITY

The table below gives a summary of the effects on shareholders' equity of the adoption of IFRS standards.

| EUR million | 31 Dec 2002 | 31 Dec 2003 |
|---|---|---|
| Shareholders' equity under FAS | 470.2 | 469.9 |
| IFRS adjustments: | | |
| IAS 1 Presentation (Minority Interest) | 3.2 | 3.0 |
| IAS 12 Income Taxes | 11.4 | 6.8 |
| IAS 19 Employee Benefits (pensions) | -18.5 | -16.8 |
| IAS 32 Financial Instruments (own shares) | -24.9 | -24.9 |
| IAS 36 Impairment of Assets | | |
| Intangible assets (golf goodwill) | -19.1 | -15.8 |
| Tangible assets (golf production) | -16.0 | -16.2 |
| IFRS 3 Business Combinations (cancellation of amortization) | | 16.5 |
| IFRS adjustments, total | -63.9 | -47.4 |
| Shareholders' equity under IFRS | 406.3 | 422.5 |

## 8. OTHER LONG-TERM AND CURRENT LIABILITIES

**Pension plans**

The majority of different pension plans among Amer Group's legal entities are classified as defined contribution plans. Contributions under defined contribution plans are expensed in the period to which they relate. In terms of accounting policies, there is no difference between IAS 19 (Employee Benefits) and FAS.

Amer Group has defined benefit plans in the USA, the UK, and Finland. They have been converted to IFRS, in accordance with the exemption under IFRS 1, by recording all actuarial differences at the time of the transition between previous local practices and IFRS policies in the transitional balance sheet at January 1, 2003. At the date of the transition to IFRS, this adjustment increased current liabilities by EUR 18.4. This transitional adjustment lowers pension costs by EUR 1.5 million in 2003 under IFRS.

The disability element of TEL (Finnish pension scheme) has no material impact on the Group's financial statements.

**Deferred tax liabilities**

The change in other long-term liabilities between FAS and IFRS is due to the reclassification of deferred tax liabilities from current to long-term liabilities as described in paragraph 5.

**MISCELLANEOUS**

In addition to the changes described above, the transition to IFRS has resulted in some other minor reclassifications in the Group's balance sheet. However, these adjustments are not analyzed further here.

Amer Group does not have materially important finance lease agreements that are to be recognized in the balance sheet according to the criteria of IAS 17 (Leases). Because the accounting practices for these leases in the USA have already met the requirements of IAS 17, no IFRS adjustments have been booked.

Additionally, accounting policies for inventories under FAS meet the requirements of IAS 2 (Inventories), and therefore no IFRS adjustments compared to the FAS financial statements have been booked for these items, either.

## IFRS/FAS COMPARISON 2003

| INCOME STATEMENT (1)<br>EUR million | IFRS<br>2003 | FAS<br>2003 | DIFF. |
|---|---|---|---|
| NET SALES | 1,094.1 | 1,104.4 | -10.3 |
| Cost of goods sold | -673.3 | -671.7 | -1.6 |
| GROSS PROFIT | 420.8 | 432.7 | -11.9 |
| License income | 10.3 | 0.0 | 10.3 |
| Other operating income | 28.5 | 28.5 | 0.0 |
| R&D expenses | -30.7 | -30.7 | 0.0 |
| Selling and marketing expenses | -231.2 | -231.2 | 0.0 |
| Administrative and other expenses | -80.0 | -81.5 | 1.5 |
| Goodwill amortization | 0.0 | -16.5 | 16.5 |
| EBIT | 117.7 | 101.3 | 16.4 |
| Financing income and expenses | -8.2 | -8.2 | 0.0 |
| EARNINGS BEFORE TAXES | 109.5 | 93.1 | 16.4 |
| Taxes | -31.0 | -28.0 | -3.0 |
| Minority interests | -0.4 | -0.4 | 0.0 |
| NET RESULT (2) | 78.1 | 64.7 | 13.4 |
| Earnings per share, EUR | 1.12 | 0.92 | 0.19 |
| Adjusted average number of shares in issue, million | 70.0 | 70.0 | |
| Equity per share, EUR | 5.95 | 6.31 | -0.36 |
| ROCE, % *) | 21.1 | 16.9 | 4.2 |
| ROE, % | 18.8 | 14.5 | 4.3 |
| Average rates used: EUR 1.00 = USD | 1.13 | 1.13 | |

*) 12 months rolling average

GEOGRAPHIC BREAKDOWN OF NET SALES (3)

| EUR million | IFRS<br>2003 | FAS<br>2003 | DIFF. |
|---|---|---|---|
| Americas | 573.2 | 581.1 | -7.9 |
| EMEA | 417.8 | 418.8 | -1.0 |
| Asia Pacific | 103.1 | 104.5 | -1.4 |
| Total | 1,094.1 | 1,104.4 | -10.3 |

NET SALES BY BUSINESS AREA (3)

| EUR million | IFRS<br>2003 | FAS<br>2003 | DIFF. |
|---|---|---|---|
| Racquet Sports | 207.4 | 210.9 | -3.5 |
| Golf | 156.1 | 158.5 | -2.4 |
| Team Sports | 181.0 | 183.6 | -2.6 |
| Winter Sports | 188.2 | 188.5 | -0.3 |
| Fitness Equipment | 175.5 | 177.0 | -1.5 |
| Sports Instruments | 76.6 | 76.6 | 0.0 |
| | 984.8 | 995.1 | -10.3 |
| Tobacco | 109.3 | 109.3 | 0.0 |
| Total | 1,094.1 | 1,104.4 | -10.3 |

EBIT BY BUSINESS AREA (3)

| EUR million | IFRS<br>2003 | FAS<br>2003 | DIFF. |
|---|---|---|---|
| Racquet Sports | 20.6 | 20.4 | 0.2 |
| Golf | -12.4 | -11.4 | -1.0 |
| Team Sports | 23.3 | 21.1 | 2.2 |
| Winter Sports | 28.3 | 28.3 | 0.0 |
| Fitness Equipment | 26.8 | 26.8 | 0.0 |
| Sports Instruments | 7.7 | 7.5 | 0.2 |
| Headquarters | -6.6 | -6.6 | 0.0 |
| Group goodwill | 0.0 | -14.8 | 14.8 |
| Patent settlement | 20.5 | 20.5 | 0.0 |
| | 108.2 | 91.8 | 16.4 |
| Tobacco | 9.5 | 9.5 | 0.0 |
| Total | 117.7 | 101.3 | 16.4 |

CONSOLIDATED BALANCE SHEET

| EUR million<br>Assets | IFRS<br>31 Dec 2003 | FAS<br>31 Dec 2003 | DIFF. | IFRS<br>31 Dec 2002 | FAS<br>31 Dec 2002 | DIFF. |
|---|---|---|---|---|---|---|
| Goodwill (4) | 275.1 | 266.7 | 8.4 | 303.3 | 312.1 | -8.8 |
| Other intangible non-current assets (4) | 4.7 | 19.2 | -14.5 | 2.1 | 20.9 | -18.8 |
| Tangible non-current assets (4) | 99.2 | 110.1 | -10.9 | 116.5 | 126.5 | -10.0 |
| Long-term investments (5) | 35.9 | 43.2 | -7.3 | 47.6 | 50.3 | -2.7 |
| Inventories and work in progress | 136.9 | 136.9 | 0.0 | 156.4 | 156.4 | 0.0 |
| Receivables (6) | 293.6 | 309.5 | -15.9 | 297.5 | 308.2 | -10.7 |
| Marketable securities | 1.0 | 1.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Cash and cash equivalents | 26.1 | 26.1 | 0.0 | 33.1 | 33.1 | 0.0 |
| Assets | 872.5 | 912.7 | -40.2 | 956.5 | 1,007.5 | -51.0 |
| | | | | | | |
| Shareholders' equity and liabilities | | | | | | |
| Shareholders' equity (7) | 422.5 | 469.9 | -47.4 | 406.3 | 470.2 | -63.9 |
| Minority interests | 0.0 | 3.0 | -3.0 | 0.0 | 3.2 | -3.2 |
| Long-term interest-bearing liabilities | 32.2 | 32.2 | 0.0 | 48.2 | 48.2 | 0.0 |
| Other long-term liabilities (8) | 25.3 | 22.1 | 3.2 | 19.5 | 17.3 | 2.2 |
| Current interest-bearing liabilities | 135.5 | 135.5 | 0.0 | 194.8 | 194.8 | 0.0 |
| Other current liabilities (8) | 229.0 | 220.5 | 8.5 | 260.9 | 253.9 | 7.0 |
| Provisions | 28.0 | 29.5 | -1.5 | 26.8 | 19.9 | 6.9 |
| Shareholders' equity and liabilities | 872.5 | 912.7 | -40.2 | 956.5 | 1,007.5 | -51.0 |
| | | | | | | |
| Equity ratio, % | 48.4 | 50.5 | -2.1 | 42.5 | 45.6 | -3.1 |
| Gearing, % | 33 | 31 | 2 | 52 | 47 | 5 |
| EUR 1.00 = USD | 1.26 | 1.26 | | 1.05 | 1.05 | |

## 28. ADOPTION OF STANDARDS IAS 32 AND IAS 39

Standards IAS 32 and IAS 39 have been adopted as of 1 January 2004. As compared to previously applied Finnish Accounting Standards, this has resulted in the following changes in assets, equity, and liabilities at 1 January 2004:

| EUR million | |
|---|---|
| Current receivables | 1.6 [1] |
| Total assets | 1.6 |
| | |
| Fair value and other reserves | 1.6 [1] |
| Retained earnings | -1.6 [2] |
| Shareholders' equity | 0.0 |
| | |
| Current liabilities | 1.6 [2] |
| Total shareholders' equity and liabilities | 1.6 |

[1] Hedge reserve of cash flow hedges

[2] Other derivative financial instruments measured at fair value

Other revaluations of assets and liabilities have not been made. Measurements of available-for-sale investments and marketable securities are explained in more detail in note 13.

# CALCULATION OF KEY INDICATORS

EARNINGS PER SHARE:

$$\frac{\text{Net result}}{\text{Average number of shares adjusted for the bonus element of share issues}}$$

EQUITY PER SHARE:

$$\frac{\text{Shareholders' equity}^{1)}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND PER SHARE:

$$\frac{\text{Total dividend}}{\text{Number of shares at year end adjusted for the bonus element of share issues}}$$

DIVIDEND % OF EARNINGS:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Net result}}$$

EFFECTIVE YIELD, %:

$$100 \times \frac{\text{Adjusted dividend}}{\text{Adjusted share price at closing date}}$$

P/E RATIO:

$$\frac{\text{Adjusted share price at closing date}}{\text{Earnings per share}}$$

MARKET CAPITALIZATION:

Number of shares at year end multiplied by share price at closing date

RETURN ON CAPITAL EMPLOYED (ROCE), %:

$$100 \times \frac{\text{EBIT}}{\text{Capital employed}^{2)}}$$

RETURN ON INVESTMENT (ROI), %:

$$100 \times \frac{\text{Earnings before taxes + interest and other financing expenses}}{\text{Balance sheet total less interest-free liabilities}^{3)}}$$

RETURN ON SHAREHOLDERS' EQUITY (ROE), %:

$$100 \times \frac{\text{Earnings before taxes – taxes}}{\text{Shareholders' equity}^{4)}}$$

EQUITY RATIO, %:

$$100 \times \frac{\text{Shareholders' equity}}{\text{Balance sheet total less advances received}}$$

DEBT TO EQUITY RATIO:

$$\frac{\text{Interest-bearing liabilities}}{\text{Shareholders' equity}}$$

GEARING, %:

$$100 \times \frac{\text{Interest-bearing liabilities – liquid funds}^{5)}}{\text{Shareholders' equity}}$$

[1] Excluding minority interests [2] Fixed assets + working capital excluding receivables and payables relating to interest and taxes, monthly average of the financial period [3] Monthly average of the financial period [4] Average of the financial period [5] Cash, cash equivalents, and marketable securities

# PARENT COMPANY INCOME STATEMENT

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| Other operating income | 1 | **141.6** | 4.1 |
| **EXPENSES** | | | |
| Personnel expenses | 2 | **5.6** | 3.6 |
| Depreciation | 3 | **0.7** | 0.7 |
| Other expenses | | **7.0** | 5.8 |
| Total expenses | | **13.3** | 10.1 |
| **EARNINGS BEFORE INTEREST AND TAXES** | | **128.3** | -6.0 |
| Financing income and expenses | 4 | **23.7** | 30.6 |
| **EARNINGS BEFORE EXTRAORDINARY ITEMS** | | **152.0** | 24.6 |
| Group contribution | | **28.8** | 14.7 |
| **EARNINGS BEFORE APPROPRIATIONS AND TAXES** | | **180.8** | 39.3 |
| Appropriations | | **0.1** | -0.2 |
| Taxes | 5 | **-5.0** | -4.5 |
| **NET RESULT** | | **175.9** | 34.6 |

# PARENT COMPANY BALANCE SHEET

**ASSETS**

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| **NON-CURRENT ASSETS** | | | |
| INTANGIBLE ASSETS | 6 | | |
| Intangible rights | | **0.3** | 0.0 |
| Other intangible assets | | **0.0** | 0.0 |
| | | **0.3** | 0.0 |
| TANGIBLE ASSETS | 6 | | |
| Land and water | | **1.8** | 1.8 |
| Buildings and constructions | | **12.6** | 12.9 |
| Machinery and equipment | | **0.6** | 0.5 |
| Other tangible assets | | **0.6** | 0.6 |
| | | **15.6** | 15.8 |
| OTHER NON-CURRENT INVESTMENTS | 7 | | |
| Investments in subsidiaries | 8 | **419.0** | 402.2 |
| Other bonds and shares | | **3.8** | 4.7 |
| Other non-current receivables | | **1.5** | 1.5 |
| Investments in own shares | 9 | **-** | 24.9 |
| | | **424.3** | 433.3 |
| **TOTAL NON-CURRENT ASSETS** | | **440.2** | 449.1 |
| **CURRENT ASSETS** | | | |
| RECEIVABLES | | | |
| Accounts receivable | | **0.1** | 0.1 |
| Receivables from subsidiaries | 10 | **411.2** | 225.1 |
| Loans receivable | | **0.1** | 0.2 |
| Other receivables | | **0.4** | 0.4 |
| Prepaid expenses | 11 | **12.5** | 22.7 |
| | | **424.3** | 248.5 |
| MARKETABLE SECURITIES | | | |
| Other securities | | **-** | 1.0 |
| CASH AND CASH EQUIVALENTS | | **0.1** | 9.0 |
| **TOTAL CURRENT ASSETS** | | **424.4** | 258.5 |
| **ASSETS** | | **864.6** | 707.6 |

## SHAREHOLDERS' EQUITY AND LIABILITIES

| EUR million | Note | 2004 | 2003 |
|---|---|---|---|
| **SHAREHOLDERS' EQUITY** | 12 | | |
| Share capital | | 285.7 | 97.8 |
| Share issue | | - | 0.4 |
| Premium fund | | 0.8 | 185.1 |
| Fund for own shares | | - | 24.9 |
| Retained earnings | | 127.8 | 126.2 |
| Net result | | 175.9 | 34.6 |
| **TOTAL SHAREHOLDERS' EQUITY** | | 590.2 | 469.0 |
| **ACCUMULATED APPROPRIATIONS** | | | |
| Accumulated depreciation in excess of plan | 13 | 0.9 | 1.0 |
| **PROVISION FOR CONTINGENT LOSSES** | | | |
| Provision for pension liability | | 0.1 | 0.1 |
| **LIABILITIES** | | | |
| LONG-TERM LIABILITIES | 14 | | |
| Loans from financial institutions | | 22.0 | 25.8 |
| Pension loans | | 3.3 | 4.2 |
| | | 25.3 | 30.0 |
| CURRENT LIABILITIES | | | |
| Interest-bearing liabilities | 15 | 121.7 | 134.0 |
| Accounts payable | | 0.7 | 0.2 |
| Payables to subsidiaries | 16 | 122.7 | 69.0 |
| Other current liabilities | | 0.2 | 0.2 |
| Accrued liabilities | 17 | 2.8 | 4.1 |
| | | 248.1 | 207.5 |
| **TOTAL LIABILITIES** | | 273.4 | 237.5 |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | 864.6 | 707.6 |

# PARENT COMPANY CASH FLOW STATEMENT

| EUR million | 2004 | 2003 |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| EBIT | 128.3 | -6.0 |
| Depreciation | 0.7 | 0.7 |
| Adjustments to cash flow from operating activities | -140.9 | -5.2 |
| Cash flow from operating activities before change in working capital | -11.9 | -10.5 |
| Increase (-) or decrease (+) in trade and other current receivables | -0.4 | -0.1 |
| Increase (+) or decrease (-) in interest-free current liabilities | 3.3 | 0.1 |
| Change in working capital | 2.9 | 0.0 |
| Cash flow from operating activities before financing items and taxes | -9.0 | -10.5 |
| Interest paid | -5.0 | -5.2 |
| Interest received | 0.9 | 4.9 |
| Income taxes paid | -6.3 | -1.8 |
| Financing items and taxes | -10.4 | -2.1 |
| Total cash flow from operating activities | -19.4 | -12.6 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Capital expenditure | -0.9 | -0.4 |
| Proceeds from sale of tangible non-current assets | - | 3.4 |
| Other non-current investments | -47.1 | -41.3 |
| Proceeds from sale of other non-current investments | 2.8 | 1.2 |
| Loans granted | - | -0.2 |
| Repayments of loans | 0.1 | - |
| Interest received from non-current receivables | 0.2 | 0.1 |
| Dividends received from non-current investments | 21.3 | 27.0 |
| Cash flow from investing activities | -23.6 | -10.2 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issue of shares | 3.2 | 4.9 |
| Change in short-term borrowings | 70.0 | 55.9 |
| Withdrawals of long-term borrowings | - | 27.9 |
| Repayments of long-term borrowings | -36.4 | -139.4 |
| Change in current receivables | 16.4 | 102.6 |
| Dividends paid | -33.0 | -32.6 |
| Group contribution paid | -0.3 | -5.1 |
| Group contribution received | 15.0 | 17.0 |
| Other financing items *) | -1.8 | -3.5 |
| Cash flow from financing activities | 33.1 | 27.7 |
| **CHANGE IN LIQUID FUNDS** | -9.9 | 4.9 |
| Liquid funds | | |
| Liquid funds at year end | 0.1 | 10.0 |
| Liquid funds at year beginning | 10.0 | 5.1 |
| Change in liquid funds | -9.9 | 4.9 |

*) Including, for example, cash flow from hedging intercompany balance sheet items

# PARENT COMPANY ACCOUNTING POLICIES

The results are prepared in accordance with Finnish law. The results are reported in euros using the historical cost convention, modified by the revaluation of certain fixed assets.

**Foreign currencies**

The Parent Company records foreign currency transactions at the rates of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the average rate of exchange confirmed by the European Central Bank in effect at the balance sheet date.

Exchange rate gains and losses related to financing operations are reported at their net values as financing income and expenses.

Changes in the value of instruments used to hedge against currency and interest rate risks are recognized in the income statement and accrued interest is reported as financing income and expenses. Open hedging instruments are valued at the average rate of exchange prevailing at the balance sheet date. They are presented in the income statement at that date except for forward contracts relating to the Group's net cash flow, which are presented in the income statement when the cash flow is received.

**Intangible and tangible non-current assets**

Intangible and tangible non-current assets are stated at cost less accumulated depreciation. The balance sheet values of certain investments also include revaluation, which is presented in the notes to the balance sheet.

Depreciation is calculated on a straight-line basis in order to write off the cost or revalued amounts of assets over their expected useful lives, which are as follows:

| | |
|---|---|
| Intangible rights and other intangible assets | 5–10 years |
| Buildings | 40 years |
| Machinery and equipment | 4–10 years |

Land is not depreciated.

**Provision for contingent losses**

Future costs and losses which the company has an obligation to settle and which are considered certain or likely to occur are disclosed in the income statement under an appropriate expense heading. They are presented in the balance sheet as provisions for contingent losses when the precise amount or timing is not known. In other cases they are presented as accrued liabilities.

**Leasing**

Leasing payments are treated as rental expenses.

**Pension liabilities**

The pension and related fringe benefit arrangements of the Parent Company's employees are administered by a pension insurance company and recorded as determined by actuarial calculations and payments to the insurance company.

A minor part of the cost of supplementary pensions is borne directly by the Parent Company. Annual payments are expensed, and pension liabilities are included in the provision for contingent losses.

**Taxes**

Taxes include the taxes for the financial year calculated on the basis of the net result for the period or dividend paid out as well as assessed or returned taxes for previous financial periods.

# NOTES TO THE PARENT COMPANY INCOME STATEMENT

| EUR million | 2004 | 2003 |
|---|---|---|
| **1. OTHER OPERATING INCOME** | | |
| Rental return on real estate | **0.7** | 1.3 |
| Gain on sale of non-current assets | **140.9** | 2.8 |
| Total | **141.6** | 4.1 |
| **2. PERSONNEL EXPENSES** | | |
| Wages and salaries | **4.5** | 3.0 |
| Social expenditure | | |
| Pensions | **0.8** | 0.3 |
| Other social security | **0.3** | 0.3 |
| Total | **5.6** | 3.6 |

With the exception of the President, members of the Board do not have contractual retirement benefits with the Company. The President has retirement rights with 60 years' retirement age.

| | 2004 | 2003 |
|---|---|---|
| **3. DEPRECIATION** | | |
| Depreciation according to plan | | |
| Buildings and constructions | **0.6** | 0.6 |
| Machinery and equipment | **0.1** | 0.1 |
| Total | **0.7** | 0.7 |
| **4. FINANCING INCOME AND EXPENSES** | | |
| Dividends received from subsidiaries | **21.3** | 27.0 |
| Other financing income on non-current receivables | **0.2** | 0.2 |
| Other interest and financing income from subsidiaries | **6.8** | 7.9 |
| Other interest and financing income | **0.2** | 0.6 |
| Value adjustments of non-current investments | **3.4** | 7.6 |
| Exchange rate losses | **-1.7** | -4.6 |
| Interest and other financing expenses to subsidiaries | **-1.9** | -1.8 |
| Other interest and financing expenses | **-4.6** | -6.3 |
| Total | **23.7** | 30.6 |
| **5. INCOME TAXES** | | |
| Income taxes for the period | **-4.9** | -1.2 |
| Income taxes for prior periods | **-** | -3.2 |
| Other direct taxes | **-0.1** | -0.1 |
| Total | **-5.0** | -4.5 |
| Income taxes on ordinary operations | **3.4** | -0.3 |
| Income taxes on extraordinary items | **-8.4** | -4.2 |
| Total | **-5.0** | -4.5 |

# NOTES TO THE PARENT COMPANY BALANCE SHEET

**6. INTANGIBLE AND TANGIBLE NON-CURRENT ASSETS**

| EUR million | Intangible rights | Other intangible assets | Land and water | Buildings and con-structions | Machinery and equipment | Other tangible assets |
|---|---|---|---|---|---|---|
| Initial cost or revaluation, | | | | | | |
| 1 January 2004 | 0.2 | 0.1 | 1.8 | 23.4 | 2.7 | 0.6 |
| Additions | 0.3 | - | - | 0.3 | 0.3 | - |
| Disposals | - | - | - | - | -0.1 | - |
| Transfers | - | - | - | - | -0.1 | - |
| Balance, 31 December 2004 | 0.5 | 0.1 | 1.8 | 23.7 | 2.8 | 0.6 |
| Accumulated depreciation, | | | | | | |
| 1 January 2004 | 0.2 | 0.1 | - | 10.5 | 2.2 | - |
| Depreciation during the period | - | - | - | 0.6 | 0.1 | - |
| Disposals | - | - | - | - | -0.1 | - |
| Balance, 31 December 2004 | 0.2 | 0.1 | - | 11.1 | 2.2 | - |
| Balance sheet value, | | | | | | |
| 31 December 2004 | 0.3 | 0.0 | 1.8 | 12.6 | 0.6 | 0.6 |

| EUR million | Intangible rights | Other intangible assets | Land and water | Buildings and con-structions | Machinery and equipment | Other tangible assets |
|---|---|---|---|---|---|---|
| Initial cost or revaluation, | | | | | | |
| 1 January 2003 | 0.2 | 0.1 | 3.2 | 26.1 | 2.6 | 0.6 |
| Additions | - | - | 0.1 | 0.1 | 0.2 | - |
| Disposals | - | - | -1.5 | -2.8 | - | - |
| Transfers | - | - | - | - | -0.1 | - |
| Balance, 31 December 2003 | 0.2 | 0.1 | 1.8 | 23.4 | 2.7 | 0.6 |
| Accumulated depreciation, | | | | | | |
| 1 January 2003 | 0.2 | 0.1 | - | 11.2 | 2.3 | - |
| Depreciation during the period | - | - | - | 0.6 | 0.1 | - |
| Disposals | - | - | - | -1.3 | - | - |
| Transfers | - | - | - | - | -0.2 | - |
| Balance, 31 December 2003 | 0.2 | 0.1 | - | 10.5 | 2.2 | - |
| Balance sheet value, | | | | | | |
| 31 December 2003 | 0.0 | 0.0 | 1.8 | 12.9 | 0.5 | 0.6 |

| EUR million | 2004 | 2003 |
|---|---|---|

## 7. REVALUATION INCLUDED IN NON-CURRENT ASSETS

| | | |
|---|---|---|
| Bonds and shares | **0.6** | 0.6 |

## 8. INVESTMENTS IN SUBSIDIARIES AT 31 DECEMBER 2004

See note 24 of consolidated financial statements.

## 9. INVESTMENTS IN OWN SHARES

| | | |
|---|---|---|
| Number | - | 968,300 |
| Accounted counter-value | - | 3.9 |
| Cost | - | 24.9 |

## 10. RECEIVABLES FROM SUBSIDIARIES

| | | |
|---|---|---|
| Accounts receivable | - | 0.1 |
| Loans receivables | **208.9** | 210.0 |
| Prepaid expenses | **202.3** | 15.0 |
| Total | **411.2** | 225.1 |

## 11. PREPAID EXPENSES

| | | |
|---|---|---|
| Prepaid interest | **0.5** | 1.2 |
| Forward contracts' exchange rate differentials | **10.5** | 20.7 |
| Other prepaid expenses | **1.5** | 0.8 |
| Total | **12.5** | 22.7 |

## 12. SHAREHOLDERS' EQUITY

| EUR million | Share capital | Share issue | Premium fund | Fund for own shares | Retained earnings | Total |
|---|---|---|---|---|---|---|
| 1 January 2003 | 96.8 | 0.2 | 181.6 | 24.9 | 160.5 | 464.0 |
| Warrants exercised | 1.0 | 0.2 | 3.5 | | | 4.7 |
| Write-down of revaluation | | | | | -1.7 | -1.7 |
| Dividend distribution | | | | | -32.6 | -32.6 |
| Net result for the period | | | | | 34.6 | 34.6 |
| 31 December 2003 | 97.8 | 0.4 | 185.1 | 24.9 | 160.8 | 469.0 |
| Warrants exercised | 1.3 | -0.4 | 2.3 | | | 3.2 |
| Cancellation of own shares | -3.9 | | 3.9 | -24.9 | | -24.9 |
| Bonus issue | 190.5 | | -190.5 | | | 0.0 |
| Dividend distribution | | | | | -33.0 | -33.0 |
| Net result for the period | | | | | 175.9 | 175.9 |
| 31 December 2004 | 285.7 | - | 0.8 | - | 303.7 | 590.2 |

## 13. ACCUMULATED DEPRECIATION IN EXCESS OF PLAN

| EUR million | 2004 | 2003 |
|---|---|---|
| Buildings and constructions | **0.8** | 0.9 |
| Machinery and equipment | **0.1** | 0.1 |
| Total | **0.9** | 1.0 |

## 14. INTEREST-BEARING LONG-TERM LIABILITIES

| | Outstanding | Repayments | | | | | |
|---|---|---|---|---|---|---|---|
| EUR million | 31 Dec 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 and after |
| Loans from financial institutions | 23.9 | 1.9 | 22.0 | - | - | - | - |
| Pension loans | 4.2 | 0.9 | 0.9 | 0.9 | 0.9 | 0.6 | - |
| Total | 28.1 | 2.8 | 22.9 | 0.9 | 0.9 | 0.6 | - |

## 15. INTEREST-BEARING CURRENT LIABILITIES

| EUR million | 2004 | 2003 |
|---|---|---|
| Commercial papers | **115.7** | 97.2 |
| Current repayments of long-term loans | **2.8** | 36.0 |
| Other interest-bearing current debt | **3.2** | 0.8 |
| Total | **121.7** | 134.0 |

| EUR million | 2004 | 2003 |
|---|---|---|
| **16. PAYABLES TO SUBSIDIARIES** | | |
| Current liabilities | 122.1 | 68.7 |
| Accrued liabilities | 0.6 | 0.3 |
| Total | 122.7 | 69.0 |
| **17. ACCRUED LIABILITIES** | | |
| Accrued personnel costs | 1.2 | 0.9 |
| Accrued interest | 1.1 | 1.6 |
| Other accrued liabilities | 0.5 | 1.6 |
| Total | 2.8 | 4.1 |
| **CONTINGENT LIABILITIES** | | |
| Mortgages pledged | | |
| Pension loans and loans from financial institutions covered | 4.2 | 5.2 |
| Nominal value of mortgages pledged | 5.7 | 5.7 |
| Other group liabilities | | |
| Nominal value of mortgages pledged | 0.9 | 0.9 |
| Total nominal value of mortgages pledged | 6.6 | 6.6 |
| Guarantees | | |
| Subsidiaries | 9.6 | 8.5 |
| Operating lease commitments | | |
| Not later than one year | 0.1 | 0.1 |
| Later than one year but not later than five years | 0.2 | 0.2 |
| Total | 0.3 | 0.3 |

There are no guarantees or contingencies given for the management of the Company or for the shareholders.

| EUR million | 2004 | 2003 |
|---|---|---|
| **DERIVATIVE FINANCIAL INSTRUMENTS** | | |
| Nominal value | | |
| Foreign exchange forward contracts | 337.0 | 361.9 |
| Forward rate agreements | - | 100.0 |
| Interest rate swaps | 36.7 | 99.0 |
| Fair value | | |
| Foreign exchange forward contracts [1] | 10.5 | 20.7 |
| Forward rate agreements [2] | - | -0.1 |
| Interest rate swaps [2] | 0.1 | -1.7 |

[1] Foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract at the average spot rate at the closing date and comparing that with the original amount calculated by using the spot rate prevailing at the beginning of the contract. The interest rate differential of the forward contract is accrued over the life of the contract as a part of financial income or expenses. Foreign exchange contracts intended to hedge forecast currency flows are not valued at the closing date.

[2] The realized interest rate differentials of closed forward rate agreements and interest rate swaps are accrued over the life of the contracts and swaps and booked to interest income or expense. The revaluation of open forward rate agreements and interest rate swaps is not booked to the income statement. The valuation difference at closing is shown as a liability in the notes to the balance sheet. The forward rate agreement and interest rate swap are valued by comparing the agreed interest rate with a corresponding market rate at closing.

# SHARES AND SHAREHOLDERS

## SHARES AND SHARE CAPITAL

Amer Group Plc has one publicly listed series of shares. The shares have no par value, but the counter book value of each share is EUR 4.00.

According to the Articles of Association, the Company's minimum share capital is EUR 200 million and the maximum share capital EUR 800 million. The Company's paid in share capital recorded in the Trade Register as of December 31, 2004, was EUR 285,679,440 and the number of shares outstanding was 71,419,860.

The Company's share capital was increased three times during the year through subscriptions with the A/B/C warrants: in January by EUR 461,400, in February by EUR 631,800 and in May by EUR 2,763,600. The corresponding bonus issue-adjusted subscriptions were for 115,350; 157,950 and 690,900 shares. The increases in share capital were entered in the Trade Register on January 21, February 13 and May 25, 2004, respectively.

Because of subscriptions under the 1998 warrant scheme, the number of the bonus issue-adjusted Company's shares rose by a total of 2,092,200 new shares and the share capital by EUR 8.4 million. The number of unexercised warrants was 457,800. At the close of the subscription period on March 31, 2004, the subscription price was EUR 13.85.

In accordance with a resolution passed at the Annual General Meeting of Amer Group on March 17, 2004, the Company's share capital was lowered by EUR 3,873,200 (bonus issue-adjusted 11,619,600) by canceling 968,300 (bonus issue-adjusted 2,904,900) treasury shares without consideration. The lowering of the share capital was entered in the Trade Register on April 16, 2004. The Company's restricted shareholders' equity did not decrease as a consequence of the lowering, because the counter book value of the cancelled shares was transferred from the share capital account to the share premium fund. The lowering of the share capital did not have an effect on the distribution of shareholdings or voting rights in the Company, because the cancelled shares were in the Company's possession.

By a resolution of an extraordinary meeting of Amer Group's shareholders on December 13, 2004, the Company's share capital was increased through an EUR 190,452,960 bonus issue from EUR 95,226,480 to EUR 285,679,440. In the bonus issue, a shareholder received two new shares for one old share without consideration. A total of 47,613,240 new shares were issued. The increase in share capital was entered in the Trade Register on December 16, 2004. A total amount equaling the increase of the share capital in the shareholders' equity was transferred from the premium fund.

The shares of Amer Group Plc have been registered within the book-entry system that is maintained by Finnish Central Securities Depository Ltd (APK). APK is also the official keeper of Amer Group Plc's Shareholder Register.

## REDEMPTION OBLIGATION

A shareholder whose proportional holding of all Company shares or whose proportional entitlement to votes conferred by the Company's shares reaches or exceeds 33 1/3% or 50% is obliged on demand by other shareholders to redeem the shares of such shareholders, and securities giving entitlement to them under the Companies Act, in the manner stipulated in the Articles of Association.

## LISTINGS

Amer Group shares are listed on the Helsinki and London stock exchanges. In the United States, the Company has an American Depositary Receipt (ADR) program with the Bank of New York, through which two depositary receipts are equivalent to one Amer share.

## AUTHORIZATIONS OF THE BOARD OF DIRECTORS

During the report year, the Board of Directors of Amer Group Plc did not have valid share issue authorizations or an authorization to issue convertible bonds or bonds with equity warrants.

## WARRANT SCHEMES

As of December 31, 2004, Amer Group had in use three warrant schemes for the purpose of strengthening the commitment of the Group's key employees and giving them an incentive to work for the long term to increase Amer's shareholder value. The subscription period for the warrants issued in 1998 ended on March 31, 2004.

The extraordinary meeting of shareholders on December 13, 2004, passed a resolution on a bonus issue whereby the Company's share capital was tripled. In accordance with the terms and conditions of Amer Group 2002, 2003, and 2004 warrant schemes, the ratio of the share capital to the shares that can be subscribed for as a result of an exercise of the warrants, remains unchanged. Each warrant entitles its holder to subscribe for three Amer Group shares instead of the previous one share.

### 2002 warrant scheme

On March 21, 2002, the Annual General Meeting approved a warrant scheme in which a total of 900,000 warrants were issued. The 2003 Annual General Meeting resolved to reduce the maximum amount of 2002 warrants to 572,500 warrants and to cancel the undistributed 327,500 warrants. The 2004 Annual General Meeting resolved to reduce the maximum amount to 519,100 warrants and to cancel the 53,400 warrants that were in the possession of Amer Group's subsidiary Amera Oy.

The extraordinary meeting of shareholders on December 13, 2004, passed a resolution that as a consequence of share subscriptions, the Company's shares outstanding can be increased by a maximum of 1,557,300 new shares and the share capital by a maximum of EUR 6,229,200. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 10.79 per share.

The 2002 warrants were registered within the book-entry system in January 2005. The 2002 warrants were accepted for public trading on the Main List of the Helsinki Stock Exchange as of January 18, 2005. The share subscription period commenced on January 1, 2005 and will end on December 31, 2007. At the close of the report period, 20 persons were covered by the 2002 warrant scheme.

### 2003 warrant scheme

In the 2003 warrant scheme, the number of warrants at the start of the program was 550,000, of which 159,999 warrants were granted to key employees of the Group in 2003 by decisions of the Board of Directors in accordance with the terms and conditions of the warrants. The 2004 Annual General Meeting passed a resolution to reduce the maximum amount of the 2003 warrants to 159,999 warrants and to cancel the undistributed 390,001 warrants.

The extraordinary meeting of shareholders on December 13, 2004, passed a resolution that as a consequence of share subscriptions, the Company's shares outstanding can be increased by a maximum of 479,997 new shares and the share capital by a maximum of EUR 1,919,988. The share subscription price is the

subscription price defined in the terms and conditions divided by three, or EUR 12.63 per share.

The share subscription period will commence on 1 January 2006, and end on 31 December 2008. At the close of the report period, 15 persons were covered by the 2003 warrant scheme.

### 2004 warrant scheme

The 2004 warrant scheme comprised 550,000 warrants.

By the end of 2004, 147,001 warrants under the 2004 warrant scheme had been granted to key employees of the Group in accordance with the terms and conditions of the warrants. The remainder of the warrants are in the possession of the Amer Group subsidiary Amera Oy, so that warrants can be given at a later date to key employees and officers designated by the Company's Board of Directors.

The extraordinary meeting of shareholders on December 13, 2004, passed a resolution that as a consequence of share subscriptions, the Company's shares outstanding can be increased by a maximum of 1,650,000 new shares and the share capital by a maximum of EUR 6,600,000. The share subscription price is a third of the subscription price determined in the terms, or EUR 13.53 per share.

The share subscription period will commence on January 1, 2007, and end on December 31, 2009. At the close of the report period, 22 persons were covered by the 2004 warrant scheme.

### General information on warrants

The warrants of the warrant schemes would have corresponded to 4.9% of the Company's shares and votes as of December 31, 2004.

The warrant schemes were approved at Amer Group shareholder meetings in the year when each scheme started.

In all of Amer Group's current warrant schemes, one warrant can be exercised to subscribe for three Amer Group Plc shares.

The Company's Board of Directors decides on the number of warrants to be issued.

The warrants issued under all the warrant schemes may not be transferred to a third party or pledged as security before the beginning of the share subscription period without the consent of the Company's Board of Directors. Warrants will be transferred automatically to Amera Oy in the event that a warrantholder's employment of position with Amer Group comes to an end before the start of the share subscription period, as set out in detail in the terms and conditions of the warrants. As of December 31, 2004, Amera Oy held 400,332 of the 2004 warrants.

Shares subscribed for on the basis of the warrant scheme entitle the shareholder to a dividend for the fiscal year during which the subscription was made. Other shareholder rights commence when the increase in share capital corresponding to the share subscription has been entered in the Trade Register.

The terms and conditions of the warrant schemes are posted on Amer Group's website at the address www.amersports.com under Investor Relations – Share Information.

## SHARES AND WARRANTS HELD BY MEMBERS OF THE BOARD

The members of Amer Group's Board of Directors held a total of 2,430,822 Amer Group shares as of December 31, 2004 (December 31, 2003, bonus issue-adjusted: 2,419,209), or 3.4% (3.3%) of the shares outstanding and votes.

At the end of 2004, the President held 306,300 warrants entitling him to a total of 918,900 shares. Of these, 630,900 were under the 2002 warrant scheme, 180,000 under 2003 warrant scheme and 108,000 under the 2004 scheme. As of December 31, 2004, the President's warrants would have corresponded to 1.3% of the Company's shares and votes. Apart from the President, the members of the Company's Board of Directors do not come within the scope of the warrant schemes.

## SHARE TURNOVER AND PRICE TREND

During 2004 calendar year, a total of 49.7 million Amer Group shares were traded on the Helsinki Stock Exchange to a total value of EUR 647.5 million, and 0.5 million shares were traded on the London Stock Exchange to a total value of EUR 8.6 million. The share turnover was 69.7% of the Company's total shares in Helsinki and 0.9% in London, or a total of 70.6%. The number of ADR certificates in issue was 256,318 (bonus issue-adjusted 1:2).

At the close of the year on the Helsinki Stock Exchange, the last trade in Amer Group Plc shares was done at a price of EUR 12.85, *representing a rise of 12.2% during the year.* The bonus issue-adjusted high for the year on the Helsinki Stock Exchange was EUR 14.82 and the low EUR 11.49. The average share price was EUR 13.06.

The Company had a market capitalization at the end of the year of EUR 917.7 million.

The share issue-adjusted highest price of the 1998 A/B/C warrants on the Helsinki Stock Exchange was EUR 8.07 and the low was EUR 6.63. A total of 0.3 million warrants were traded during 2004, to a total value of EUR 2.5 million.

## SHAREHOLDERS

At the close of 2004, Amer Group Plc had 13,493 registered shareholders. Nominee registrations represented 48% of the total shares outstanding (47%). Only shares that have been recorded in the Shareholder Register have the right to vote at general meetings of shareholders.

## NOTIFICATIONS OF CHANGES IN PROPORTIONAL SHAREHOLDINGS

Silchester International Investors Limited notified the Company in October that the holding of Amer Group Plc shares and votes by institutional investors and funds under its control had risen to 15.35%.

## PEER GROUP

Amer Group has defined for itself an international peer group and developed an index, the Sporting Goods Index (SGI), based on it. The index enables the Company to track the trend in the market capitalization of companies in the sporting goods industry compared to the Dow Jones Industrial Average and the Helsinki Stock Exchange's Portfolio Index.

SGI is a general industry index that monitors the trend of the following companies: Amer Group, Callaway, Rossignol, K2, Nike, Reebok, Adidas-Salomon, The Sports Authority, Foot Locker and Head. SGI can be found on the internet at the address www.amersports.com under Share Information – Share Monitor.

Also on the Company's website is the Sports Equipment Index (SEI), a component of SGI, which tracks the development of companies operating in the sports equipment industry. The index comprises Amer Group, Callaway, Rossignol, K2 and Head.

## INVESTOR RELATIONS

The objective of Amer Group's investor relations work is to provide open and reliable information to investors on the Company's financial position and the outlook for the future. To this end, the Company arranges regular meetings with analysts and investors in all the main markets. The Group's financial management is in charge of investor relations, and senior executives participate actively in meetings with the investment community. The Company furthermore arranges annual Capital Market Days offering the most active market participants a chance to hear and meet the management of the Company's businesses and functions.

Investor relations are handled in accordance with the Finnish Securities Market Act. The information released must be equal for all market participants, and all essential information must be generally available at the same time. The Company observes two-week silent period before releasing each set of financial results, and during this time the Company's management does not discuss matters with market participants.

| Trading codes: | |
|---|---|
| HEX: | AMEAS |
| Reuters: | AMEAS.HE |
| Bloomberg: | AMEAS.FH |
| ADR: | AGPDY, 023512205 |
| ISIN: | FI0009000285 |
| Trading lot: | 50 |

Key indices:
HEX All Share Index
HEX Portfolio Index
OMXH25
HEX Other Industry

MAJOR SHAREHOLDERS AT 31 DECEMBER 2004

| | Shares | % of shares and votes |
|---|---|---|
| The Land and Water Technology Foundation | 3,000,000 | 4.2 |
| Brotherus Ilkka | 2,401,182 | 3.4 |
| Varma Mutual Pension Insurance Company | 1,460,350 | 2.0 |
| Ilmarinen Mutual Pension Insurance Company | 1,118,250 | 1.6 |
| Odin Forvaltning AS | 1,112,700 | 1.6 |
| Tapiola Mutual Pension Insurance Company | 968,700 | 1.4 |
| The State Pension Fund | 905,000 | 1.3 |
| Orkla AS | 825,000 | 1.2 |
| Etera Mutual Pension Insurance Company | 649,000 | 0.9 |
| Tapiola General Mutual Insurance Company | 539,355 | 0.8 |
| OP-Delta Mutual Fund | 466,300 | 0.7 |
| The Local Government Pensions Institution | 427,200 | 0.6 |
| Suomi Mutual Life Assurance Company | 380,000 | 0.5 |
| Tukinvest Oy | 370,017 | 0.5 |
| Odin Finland | 327,000 | 0.5 |
| Tapiola Mutual Life Assurance Company | 322,710 | 0.5 |
| Finnish Cultural Foundation | 300,000 | 0.4 |
| Amer Cultural Foundation | 297,771 | 0.4 |
| Pension Fund Polaris | 270,000 | 0.4 |
| Mutual Fund Evli Select | 244,350 | 0.3 |
| | | |
| Nominee registrations | 34,257,699 | 48.0 |

| Number of shares per shareholder at 31 December 2004 | Share-holders | % of shareholders | Shares | % of shares |
|---|---|---|---|---|
| 1-100 | 2,138 | 15.9 | 109,804 | 0.2 |
| 101-1,000 | 8,338 | 61.8 | 3,401,148 | 4.8 |
| 1,001-10,000 | 2,729 | 20.2 | 7,138,762 | 10.0 |
| 10,001-100,000 | 234 | 1.7 | 6,486,194 | 9.0 |
| over 100,000 | 42 | 0.3 | 20,026,253 | 28.0 |
| Nominee registrations | 12 | 0.1 | 34,257,699 | 48.0 |
| Total | 13,493 | 100.0 | 71,419,860 | 100.0 |

**SHAREHOLDING IN AMER GROUP PLC, 31 DEC 2004**

| | | |
|---|---|---|
| 1 | OUTSIDE FINLAND AND NOMINEES | 51% |
| 2 | HOUSEHOLDS | 19% |
| 3 | NON-PROFIT ORGANIZATIONS | 9% |
| 4 | BANKS AND INSURANCE COMPANIES | 6% |
| 5 | PRIVATE COMPANIES | 5% |
| 6 | PUBLIC SECTOR ENTITIES | 10% |


1
2
3
4
5
6

**TRENDS OF SHARE PRICES, HEX PORTFOLIO INDEX**


6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
Base number 28 Dec 1990 = 1,000
Amer
HPI

**TRADING OF SHARES MILLION SHARES**


54.4
53.7
44.7
52.9
50.2
00
01
02
03
04

**TRADING OF SHARES 1,000 SHARES**


12,000
10,000
8,000
6,000
4,000
2,000
0
1/04
12/04

**MARKET CAPITALIZATION EUR MILLION**


680
683
811
807
918
00
01
02
03
04

## SHARE CAPITAL AND PER SHARE DATA

| | IFRS | | FAS | | | |
|---|---|---|---|---|---|---|
| EUR million | **2004** | 2003 | 2003 | 2002 | 2001 | 2000 |
| Share capital | **285.7** | 97.8 | 97.8 | 96.8 | 96.5 | 98.8 |
| Number of shares in issue, million | **71.4** | 73.4 | 73.4 | 72.6 | 72.3 | 74.1 |
| Adjusted number of shares in issue less own shares, million | **71.4** | 70.5 | 70.5 | 69.6 | 69.3 | 72.9 |
| Adjusted average number of shares in issue less own shares, million | **71.1** | 70.0 | 70.0 | 69.6 | 70.8 | 72.9 |
| Share issues | | | | | | |
| Bonus issue | **190.5** | - | - | - | - | 14.6 |
| Targeted share issue | **1.3** | 1.0 | 1.0 | 0.3 | 0.2 | 1.5 |
| Decrease of share capital | **3.9** | - | - | - | 2.5 | - |
| Earnings per share, EUR | **1.19** | 1.12 | 0.92 | 0.98 | 0.97 | 0.90 |
| Earnings per share, diluted, EUR | **1.18** | 1.11 | 0.92 | 0.97 | 0.96 | 0.89 |
| Equity per share, EUR | **6.41** | 5.95 | 6.31 | 6.39 | 6.24 | 5.84 |
| Total dividends | **35.7**[1] | 33.0 | 33.0 | 32.6 | 25.5 | 23.9 |
| Dividend per share, EUR | **0.50**[1] | 0.47 | 0.47 | 0.47 | 0.37 | 0.33 |
| Dividend % of earnings | **42**[1] | 42 | 51 | 48 | 37 | 37 |
| Effective yield, % | **3.9**[1] | 4.1 | 3.9 | 4.0 | 3.7 | 3.6 |
| P/E ratio | **10.8** | 10.3 | 12.4 | 11.8 | 10.2 | 10.4 |
| Market capitalization | **917.7** | 806.7 | 806.7 | 810.6 | 682.9 | 679.5 |
| Share value, EUR | | | | | | |
| Accounted counter-value | **4.00** | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 |
| Share price low | **11.49** | 8.68 | 8.68 | 8.61 | 7.00 | 6.03 |
| Share price high | **14.82** | 12.17 | 12.17 | 13.33 | 9.83 | 10.67 |
| Average share price | **13.06** | 10.02 | 10.02 | 10.49 | 8.54 | 9.19 |
| Share price at closing date | **12.85** | 11.45 | 11.45 | 11.63 | 9.83 | 9.33 |
| Trading volume | **656.1** | 530.7 | 530.7 | 469.5 | 458.3 | 499.2 |
| 1,000s | **50,232** | 52,872 | 52,872 | 44,709 | 53,697 | 54,405 |
| % | **71** | 75 | 75 | 62 | 74 | 74 |
| Number of shareholders | **13,493** | 12,314 | 12,314 | 10,689 | 10,520 | 10,932 |

The comparison figures for 2000–2003 have been adjusted for the December 2004 bonus issue.

[1] *Proposal of the Board of Directors for 2004*

Calculation of key indicators, see page 73

# BOARD OF DIRECTORS' DIVIDEND PROPOSAL

As stated in the consolidated balance sheet dated 31 December 2004, the Group's distributable earnings amount to EUR 209,931,000. Distributable earnings as stated in the Parent Company balance sheet dated 31 December 2004 total EUR 303,706,542.74.

The Board of Directors recommends to the Annual General Meeting that a dividend of EUR 0.50 per share, totaling EUR 35,709,930, to be paid for the 2004 financial year.

Helsinki, 3 February 2005

| | | |
|---|---|---|
| *Pekka Kainulainen* | *Ilkka Brotherus* | *Felix Björklund* |
| Tuomo Lähdesmäki | Timo Maasilta | Anssi Vanjoki |

Roger Talermo
President & CEO

# AUDITORS' REPORT

**TO THE SHAREHOLDERS OF AMER GROUP PLC**

We have audited the accounting records, the financial statements and the administration of Amer Group Plc for the period 1 January – 31 December 2004. The financial statements prepared by the Board of Directors and the President include the report of the Board of Directors, consolidated financial statements of the Amer Group prepared in accordance with International Financial Reporting Standards (IFRS), and parent company's financial statements prepared in accordance with prevailing rules and regulations in Finland (FAS). Based on our audit, we express an opinion on these financial statements and on the parent company's administration.

We conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of administration has been to examine that the members of the Board of Directors and the President of the parent company have legally complied with the rules of the Finnish Companies' Act.

*In our opinion, the consolidated financial statements prepared in accordance* with International Financial Reporting Standards (IFRS) give a true and fair view of the consolidated result of operations, as well as of the financial position of the Amer Group. The consolidated financial statements have been prepared in accordance with prevailing rules and regulations in Finland and can be adopted.

The parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations governing the preparation of the financial statements. The parent company's financial statements *give a true and fair view, as defined in the Finnish Accounting Act*, of the Company's result of operations and financial position. The parent company's financial statements can be adopted and the members of the Board of Directors and the President of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable earnings is in compliance with the Finnish Companies' Act.

Helsinki, 3 February 2005

PricewaterhouseCoopers Oy
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant

# CORPORATE GOVERNANCE

The keystones of Amer Group's corporate governance are high-caliber administration, transparency and effective communications. The Company observes the recommendations on the corporate governance system of listed companies issued by the Helsinki Stock Exchange, the Central Chamber of Commerce and the Confederation of Finnish Industries EK.

The Articles of Association of Amer Group Plc can be viewed *on the Company's website at the address www.amersports.com* under About Us – Corporate Governance.

**DUTIES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS**

All matters of wide-ranging importance for Amer Group's operations are dealt with by the Board of Directors. These include approving the Group's strategy, adopting budgets and action plans and tracking their implementation as well as deciding on major capital expenditure or divestments. The Board of Directors draws up an annual plan and each year assesses its own activities by carrying out an internal self-appraisal.

The Board of Directors elects from among its number a Nomination Committee, which prepares proposals on Board members and their remuneration for discussion by the Board of Directors and presentation for a resolution of the Annual General Meeting. The chairman of the Nomination Committee discusses the proposals with the largest shareholders. The Nomination Committee has three non-executive members of the Board of Directors.

The Board of Directors also elects from among its number a Compensation Committee, which has the task of preparing proposals for decisions on the compensation and reward system for the Company's top management as well as assessment of the President's performance and his total compensation package. Three non-executive Directors sit on the Compensation Committee.

All members of the Board of Directors are part of the audit committee except the President and CEO.

The duties and guiding principles of the Board of Directors and the committees are set out in greater detail on the Company's website at www.amersports.com under About us - Corporate Governance.

**ELECTION AND TERMS OF OFFICE OF BOARD MEMBERS**

The Board of Directors is responsible for duly organizing the administration and operations of Amer Group. The Annual General Meeting elects a minimum of five and a maximum of seven Directors for a term of one year. A person who has reached the age of 66 at the time of election may not become a member of the Board of Directors. Terms of office are not otherwise restricted. The Board of Directors elects from among its number a Chairman and a Vice Chairman.

The Board's Nomination Committee prepares a proposal on the members of the Board. The composition of the Board must be in line with the Company's size, market position and industry, and the Directors must have the requisite expertise concerning the Company's line of business and international operations.

The members of the Board of Directors for the 2004 term of office were Pekka Kainulainen (Chairman), Ilkka Brotherus (Vice Chairman), *Felix Björklund, Tuomo Lähdesmäki, Timo Maasilta,* Anssi Vanjoki and Roger Talermo (President & CEO). Of the seven members for the term of office, one was the Company's President and the other six members were non-executive expert members who were not in the Company's employ. Senior Vice President & CFO Pekka Paalanne acted as secretary to the Board.

The Board members who comprised the Compensation Committee were Pekka Kainulainen (Committee Chairman), Ilkka Brotherus and Felix Björklund. The Compensation Committee met 12 times in 2004. The members of the Nomination Committee were Felix Björklund (Committee Chairman), Pekka Kainulainen and Timo Maasilta. The Nomination Committee met five times in 2004.

The Board of Directors meets on average once a month. In 2004, the Board of Directors met 14 times. While most meetings of the Board are held at the Company's headquarters in Helsinki, some meetings are arranged elsewhere in connection with visits by the Directors to familiarize themselves with operations of the Group and business partners. The attendance rate of Directors at meetings of the Board was 94.7% in 2004.

The Board of Directors meets at least once a year when representatives of the Company's management are not in at-

tendance. In addition, the Board of Directors holds a meeting with the Company's auditors at least once a year.

## PRESIDENT AND GROUP MANAGEMENT

The President is appointed by the Board of Directors. Roger Talermo has served as President and Chief Executive Officer since 1996, from which time he has also held a seat on the Board of Directors. Senior Vice President & CFO Pekka Paalanne acts as deputy to the President & CEO.

The Amer Sports Executive Board comprises representatives from the business areas and key corporate functions. In addition to the President, there are eight other Executive Board members, who are presented on page 91. The Executive Board meets three times a year, and its task is to insure that the Amer Sports' Group strategy is implemented consistently across all the business areas.

The President attends to the Company's daily operations in accordance with the guidelines issued by the Board of Directors. The Group has an Executive Team that assists the President in handling these duties. The Executive Team comprises the President along with Pekka Paalanne, Senior Vice President & CFO, Max Alfthan, Senior Vice President, Communications, and Kari Kauniskangas, Senior Vice President, Sales & Distribution.

Group headquarters is rounded out by an extended executive team known as the Management Team, whose members are presented on page 91.

## BUSINESS ORGANIZATION

The Group is divided into six business areas: Racquet Sports, Golf, Team Sports, Winter Sports, Fitness Equipment, and Sports Instruments.

Each business area has a board of directors, that generally comprises the President and CEO, the CFO and the President of the business in question.

The distribution of sports equipment is mainly handled through the Group's own sales organization, which operates in 31 countries. Elsewhere, products are distributed through independent import and distribution companies. Apart from the United States, the Group's own sales companies operate under the name Amer Sports. The Group's strategy has defined the objective of putting in place a network through which Amer's own sales companies and the major independent importers distribute the Group's full range of products.

## SALARIES AND OTHER COMPENSATION

### Compensation of directors

The Annual General Meeting passes a resolution on the compensation paid to members of the Board of Directors each year. The Annual General Meeting held in March 2004 resolved to set the annual emolument of the Chairman of the Board at EUR 50,000, that of the Vice Chairman at EUR 40,000 and the emoluments of the other members at EUR 30,000. The emoluments of Board members consist of a 40% component paid in the Company's shares and 60% in cash. A member of the Board of Directors is not allowed to sell or transfer said shares during his or her directorship. The restriction on sale and transfer is nevertheless in effect for a maximum of five years from acquisition of the shares. Additional remuneration is not paid for meetings and work as a committee member.

In 2004, the members of the Board of Directors were paid total compensation of EUR 0.25 million, of which EUR 0.16 million was in cash. The following bonus issue-adjusted shares were transferred: Pekka Kainulainen, 1,479 shares; Ilkka Brotherus, 1,182 shares; Felix Björklund, 888 shares; Tuomo Lähdesmäki, 888 shares; Timo Maasilta, 888 shares; and Anssi Vanjoki, 888 shares. The President and CEO was not paid an emolument for his work as a member of the Board.

### Management salaries and compensation

The salaries and compensation paid to the President and his immediate subordinates is decided by the Board of Directors. The Board's Compensation Committee is responsible for preparing proposals to the incentive system. No separate compensation is paid to the members of the Management Team and the Amer Sports Executive Board for their participation in these management bodies.

In 2004, Amer Group's management incentive system consisted of the following components:

- An annual bonus system for key personnel, which is tied to achievement of the units' business strategy, annual plan and budget. The purpose of the annual bonus system is to drive the Company's growth and profitability and to support realization of the Group's strategy. The annual bonus system is the most extensive incentive system in terms of personnel covered.
- A long-term cumulative incentive plan, which is tied to cumulative achievement of the units' strategy and annual plans over the three-year period 2002–2004. The purpose of the cumulative incentive system is to promote the Company's growth and profitability, and to support implementation of the Group's strategy over the long term. The cumulative incentive system covered 54 people at the end of 2004. Bonuses will be paid in 2005.
- Warrant schemes for key employees and officers, which are designed to support the achievement of long-term strategic objectives and to build shareholder value. The number of people in management and expert tasks within the Parent Company and its subsidiaries who came within the scope of warrants at the end of 2004 was 20 under the 2002 scheme, 15 under the 2003 scheme and 22 under the 2004 scheme.

The salaries, benefits and other compensation paid to the members of Amer Group's Board of Directors, the President and CEO and the Amer Sports Executive Board amounted to about EUR 3.7 million in 2004. Total compensation paid to the President and CEO in 2004 was EUR 0.8 million, of which bonuses tied to profits and other objectives accounted for EUR 0.2 million. Salaries, benefits and other compensation paid to the other members of the Amer Sports Executive Board totaled EUR 2.6 million, of which bonuses amounted to EUR 0.4 million.

The Group's warrant schemes for the years 2002, 2003 and 2004 are presented on pages 80–81. Share subscription with the 1998 warrants ended on March 31, 2004. At the end of 2004 the President & CEO held warrants entitling him to a total of 918,900 shares. Of these, 630,900 were under the 2002 warrant scheme, 180,000 under the 2003 scheme and 108,000 under the 2004 scheme. Apart from the President and CEO, the members of the Board of Directors are not included within the scope of the warrant schemes.

**President and CEO's executive agreement**
The terms and conditions of the President's employment are defined in a written executive agreement that has been approved by the Board of Directors. Under the agreement, the President can take early retirement at the age of 60, with pension payable at the rate of 60% of salary. The other members of the Board of Directors do not have pension agreements with the Company.

The President's period of notice is six months on both the Company's and the President's side. Should the Company give the President notice, he is to be paid salary for the duration of the notice period and severance pay of 24 months' fixed salary.

## AUDIT

PricewaterhouseCoopers is generally responsible for auditing the Group companies worldwide. The independent public accountants of Amer Group Plc, PricewaterhouseCoopers Oy, are in charge of directing and coordinating the audit work for the entire Group. The principal auditor is Göran Lindell, Authorized Public Accountant. The Annual General Meeting elects the Company's auditor for one year at a time.

The scope and content of the audit reflects the fact that the Company does not have a separate internal audit organization. The auditors examine the efficiency of the Company's systems, internal control, reporting and accounting. The Group's financial management together with the auditors determines one or more audit themes over and above the statutory auditing requirements. The themes change each year and separate reports on them are prepared for Group management. This insures that the Company's operations are efficient and profitable, that information is reliable and that the relevant rules and operating principles are observed.

Amer Group Plc's auditors, the Presidents of the business areas and the Presidents and CFOs of the largest subsidiaries meet together at least once a year. The President and the CFO of each subsidiary meet with the local auditor at least twice a year.

The auditors of subsidiaries present their audit observations annually to the company concerned, to the auditors of Amer Group Plc and to the Group's financial management. In addition, they report in greater detail to the subsidiaries concerning observations made in the course of the audit.

The auditors submit a written report on their audit to the Board of Directors once a year. The principal auditor takes part in a meeting of the Board of Directors at which the financial statements for the fiscal year are discussed, and he gives a summary of the audit for the year.

In 2004, Amer Group paid to PricewaterhouseCoopers firms total fees of about EUR 1.5 million worldwide. Approximately EUR 0.9 million of this sum was for the statutory audit and about EUR 0.6 million went for other services.

## FINANCIAL REPORTING

Amer Group prepares its financial statements and interim reports in accordance with International Financial Reporting Standards (IFRS) and publishes them in Finnish and English.

Amer Group's primary reporting segments are the business areas: Racquet Sports, Golf, Team Sports, Winter Sports, Fitness Equipment and Sports Instruments. Geographical areas are secondary reporting segments: The Americas (including Latin America), EMEA (Europe, the Middle East and Africa) and Asia Pacific (including Japan and Australia).

At all meetings of the Board of Directors, Group management goes through the financial survey of the operations of the entire Group and the reporting segments.

In overseeing the operations of the business areas, the Chief Executive and other Group management make use of weekly sales reports, monthly financial reports and regular meetings with boards of directors of the business areas.

## RISK MANAGEMENT

Once a year, the Board of Directors analyzes risks connected with the Company's operations.

Responsibility for the risk management related to line operations rests with the Group's business areas, which report regularly to the business area's board of directors on the main risks connected with their operations.

The property, loss-of-profits and liability risks arising from the Group's operations are covered by taking out the appropriate insurance policies. In addition to worldwide insurance programs, local policies are used to supplement cover, for example, when there are special legislation-related needs.

The management of financial risks is centralized within the Parent Company's Group Treasury function. The guidelines for risk management are set out in the financing strategy, which is approved by the Board of Directors and encompasses the principles and risk limits connected with the balance sheet structure, relations with finance providers and other financing risks. In addition, corporate headquarters has a financing group that monitors implementation of the financing strategy. The Group's treasury management agrees with the business areas and subsidiaries on application of financing principles. The management of financial risks is presented in greater detail on pages 66–68.

A large part of the Group's production is outsourced. The business areas use a number of different suppliers, and strive to establish long-term cooperation with them. The aim is to minimize the supply, quality and price risks associated with purchasing. The business areas audit major and new suppliers before undertaking cooperation with them and continue to do so regularly thereafter. Suppliers' factories are located primarily in China.

The most important of the Group's own production facilities are the Atomic factory in Austria, Precor in Seattle, United States, and the Suunto factory in Finland. In addition, Amer Group has its main distribution centers in Germany (Überherrn) and the United States (Nashville). The main raw materials used in production are steel, various plastic products, carbon fiber, rubber, and leather.

A characteristic feature of the sporting goods industry is the need to protect intellectual property rights and disputes connected with them. The material impacts on the Company's financial position and operational result arising from the business areas' pending litigation and decisions of the authorities are assessed regularly and current estimates are presented publicly when necessary.

## INSIDERS

Amer Group observes the insider guidelines laid down by the Helsinki Stock Exchange. In addition, the Company employs its own insider rules based on the stock exchange's insider guidelines. Amer Group's permanent insiders are the members

of the Board of Directors, the President & CEO, the President's deputy and the auditors. Other permanent insiders include the members of the Amer Sports Executive Board and the Management Team as well as Group employees who are responsible for treasury, financial reporting and communications. Permanent insiders are prohibited from trading in Amer Group shares 14 days prior to the publication of an interim report or the Annual Report.

Amer Group's insider rules and a list of permanent insiders as well as their shareholdings in the Company can be found on the Company's website at the address www.amersports.com under About Us – Corporate Governance – Insiders.

The Company's Director, Legal Affairs, is responsible for the due disclosure of information on insider matters. The Director, Legal Affairs, is in charge of maintaining an insider register. Amer Group keeps its insider register within the SIRE system operated by Finnish Central Securities Depository Ltd.

**Salaries, benefits and bonuses in 2004**

| | Salaries, benefits and other compensation, EUR | Bonuses, EUR | Total, EUR | Shares, pcs |
|---|---|---|---|---|
| Members of the Board of Directors*) | 247,850 | - | 247,850 | 2,430,822 |
| President & CEO | 634,110 | 196,221 | 830,331 | - |
| Members of the Amer Sports Executive Board**) | 2,162,654 | 426,478 | 2,589,132 | 16,350 |

*) Does not include the President's salary, benefits and bonuses. The Group's President is not paid an emolument and fees for serving as a Director on the Board.

**) Members of the Amer Sports Executive Board, Pekka Paalanne, Kari Kauniskangas and Dan Colliander, have early retirement agreement.

# BOARD OF DIRECTORS



**PEKKA KAINULAINEN**
**Chairman**

- Lic. Tech., born 1941.
- Member of the Board since 1985, Chairman of the Board since 1997.
- Member of the Boards of Helsinki Business College and the Management Training Center. Member of the Supervisory Board of Kemira Oyj. Chairman of the Board of the Foundation for the Support of Commercial and Technical Sciences in Finland.
- Managing Director of the Management Training Institute, 1971–1998. Managing Director of the Management Training Center, 1972–2004.
- Shareholding: 9,738 Amer shares.



**ILKKA BROTHERUS**
**Vice Chairman**

- M.Sc.(Econ.), born 1951.
- Managing Director of Sinituote Oy.
- Member of the Board since 2000.
- Chairman of the Board of YIT Corporation. Member of the Board of Veho Group Oy Ab. Chairman of the Supervisory Board of Tapiola Mutual Pension Insurance Company.
- Marketing and management positions with Mestarikustannus Oy, 1977–1980, Managing Director of Havi Oy, 1981–1986, Managing Director of Hackman Housewares Oy, 1987–1988, Deputy Managing Director of Hackman Group, 1988–1989.
- Shareholding: 2,401,182 Amer shares.



**FELIX BJÖRKLUND**

- B.Sc. (Econ.), born 1943.
- Nordic Capital, Partner.
- Member of the Board since 1999.
- Chairman of the Board of Kelsen Holding A/S. Member of the Boards of Marioff Corporation Oy, Oy Snellman Ab, and Paloheimo Oy.
- Sales and management positions with IBM Finland and Sweden, 1966–1977, Managing Director of IBM Finland, 1978–1988, management positions with IBM Europe, 1989–1991, Managing Director of Oy Karl Fazer Ab, 1992–1998.
- Shareholding: 6,888 Amer shares.



**TUOMO LÄHDESMÄKI**

- M.Sc. (Eng.), MBA, born 1957.
- Boardman Oy, Senior Partner.
- Member of the Board since 2000.
- Chairman of the Boards of Aspocomp Group Oyj, VTI Technologies Oy, and Turku University Foundation. Vice Chairman of the Board of Citycon Oyj. Member of the Board of Metsä Tissue Corporation.
- Management and specialist positions with Nokia Corporation, 1983–1989, management positions with Swatch Telecommunications, 1990–1991, Managing Director of Leiras Oy, 1991–1997, Managing Director of Elcoteq Network Oyj, 1997–2001.
- Shareholding: 6,888 Amer shares.



**TIMO MAASILTA**

- M.Sc. (Eng.), born 1954.
- Managing Director and Chairman of the Board, The Land and Water Technology Foundation. Managing Director of Tukinvest Oy.
- Member of the Board since 1986.
- Member of the Board of Tukinvest Oy. Chairman of the Board of Tuen Kiinteistöt Oy.
- Water engineer with Helsinki Water District, 1979–1980, specialist positions with Vesi-Pekka Oy in Libya and in Finland, 1980–1984.
- Shareholding: 2,838 Amer shares.



**ANSSI VANJOKI**

- M.Sc. (Econ.), born 1956.
- Executive Vice President & General Manager, Multimedia; Member of the Group Executive Board; Nokia Corporation.
- Member of the Board since 2004.
- Executive Vice President, Nokia Mobile Phones, 1998–2003, Senior Vice President, Nokia Mobile Phones, Europe and Africa, 1994–1998, Vice President, Sales, Nokia Mobile Phones, 1991–1994, positions at 3M Corporation, 1980–1991.
- Shareholding: 3,288 Amer shares.



**ROGER TALERMO**

- M.Sc. (Econ.), born 1955.
- President & CEO, Amer Group Plc.
- Member of the Board since 1996.
- Member of the Board of TeliaSonera AB.
- Commercial Director with Salomon S.A., 1988–1991, CEO/Chairman of Taylor Made Golf Company Inc., 1991–1993, General Manager/Chairman of Salomon S.A. - North Europe, 1993–1995, President & CEO of the Atomic Companies, 1995–1996.
- Shareholding: No Amer shares.
- 210,300 2002 warrants; 60,000 2003 warrants; 36,000 2004 warrants.

Shareholdings at December 31, 2004.

# EXECUTIVES

## GROUP HEADQUARTERS

**PRESIDENT & CEO**
**Roger Talermo**
Born 1955. Company employee since 1995.
Chairman of Amer Sports Executive Board. (*(**
Shares: 0
Warrants: 2002: 210,300, 2003: 60,000, 2004: 36,000

**SENIOR VICE PRESIDENT & CFO**
**Pekka Paalanne**
Born 1950. Company employee since 1997. (*(**
Shares: 7,800
Warrants: 2002: 56,100, 2003: 16,000, 2004: 14,000



Amer Sports Executive Board. From left to right: Max Alfthan, Kari Kauniskangas, Michael Schineis, Steve Millea, Chris Considine, Pekka Paalanne, Dan Colliander, Roger Talermo, Paul Byrne

**COMMUNICATIONS**
**Max Alfthan**
Born 1961. Company employee since 2001. (*(**
Shares: 0
Warrants: 2002: 10,500, 2003: 8,000, 2004: 6,000

**SALES & DISTRIBUTION**
**Kari Kauniskangas**
Born 1962. Company employee since 1984. (*(**
Shares: 1,650
Warrants: 2002: 20,000, 2003: 6,667, 2004: 12,000

**HUMAN RESOURCES**
**Christel Berghäll**
Born 1969. Company employee since 2003. (***
Shares: 0
Warrants: 2004: 3,200

**MIS & SUPPLY CHAIN DEVELOPMENT**
**Eero Alperi**
Born 1958. Company employee since 1997. (***
Shares: 3,000
Warrants: 2002: 14,000, 2003: 6,000, 2004: 3,200

**LEGAL AFFAIRS**
**Heikki Koponen**
Born 1962. Company employee since 2003. (***
Shares: 0
Warrants: 2004: 3,200

**TREASURY & INVESTOR RELATIONS**
**Jari Melgin**
Born 1960. Company employee since 1997. (***
Shares: 3,600
Warrants: 2002: 14,000, 2003: 6,000, 2004: 3,200

**BUSINESS PLANNING & CONTROL**
**Kai Tihilä**
Born 1962. Company employee since 2000. (***
Shares: 300
Warrants: 2002: 10,500, 2003: 4,000, 2004: 3,200

## BUSINESS AREAS

**GOLF & RACQUET SPORTS**
**Steve Millea**
Born 1958. Group company employee since 1984. (*
Shares: 0
Warrants: 2002: 20,000, 2003: 10,000, 2004: 8,333

**TEAM SPORTS**
**Chris Considine**
Born 1960. Group company employee since 1982. (*
Shares: 0
Warrants: 2002: 20,000, 2003: 10,000, 2004: 8,333

**WINTER SPORTS**
**Michael Schineis**
Born 1958. Company employee since 1996. (*
Shares: 0
Warrants: 2002: 33,400, 2003: 10,000, 2004: 8,333

**FITNESS EQUIPMENT**
**Paul Byrne**
Born 1951. Group company employee since 1985. (*
Shares: 0
Warrants: 2002: 30,000, 2004: 8,333

**SPORTS INSTRUMENTS**
**Dan Colliander**
Born 1961. Company employee 2000–4 Feb 2005. (*
Shares: 0
Warrants: 2002: 26,700, 2003: 10,000, 2004: 8,333

(* Member of Amer Sports Executive Board
(** Member of Executive Team and Management Team
(*** Member of Management Team

Personal information on the executives as well as more detailed information on the areas of responsibility can be found on the Company's website at www.amersports.com under About us - Management.

# INFORMATION FOR INVESTORS

**FINANCIAL REPORTS**

Amer Group will publish its interim reports in 2005 on April 28, August 4, and October 26. The financial statement bulletin for 2005 will be published in February 2006.

Amer publishes its annual and interim reports in both Finnish and English. Publications can be ordered from Amer Group's Communications:

Amer Group Plc, Communications, P.O. Box 130, FIN-00601 Helsinki
Tel. +358 9 7257 800; +358 9 7257 8309 (Communications)
Fax +358 9 7257 8200; +358 9 791 385 (Communications)
Email: amer.communications@amersports.com

The annual and interim reports as well as stock exchange releases are available on the Company's website at www.amersports.com.

**INVESTOR RELATIONS**

Jari Melgin, Director, Treasury & IR, is responsible for Amer Group Plc's investor relations. Tel. +358 9 7257 8233, email: jari.melgin@amersports.com.

**INVESTMENT ANALYSTS**

The following companies, among others, published investment analyses and research on Amer Group during 2004:

Alfred Berg Finland
CAI Chevreux
Conventum Securities
D. Carnegie Ab Finland Branch
Danske Bank
Deutsche Bank
Dresdner Kleinwort Wasserstein
Enskilda Securities
Evli Securities
FIM Securities
Handelsbanken
Kaupthing Bank
Mandatum Stockbrokers
Nordea Securities
Opstock Securities

**ANNUAL GENERAL MEETING**

Date: Wednesday, March 16, 2005 at 2:00 pm
Place: Amer Group Plc's Headquarters, Mäkelänkatu 91, Helsinki

Shareholders who have been entered in Amer Group Plc's shareholder register, which is administered by Finnish Central Securities Depository Ltd, no later than March 4, 2005, have the right to attend the Annual General Meeting.

Notification of intended participation in the Annual General Meeting must be given to the Company no later than 4:00 pm local time on 14 March, 2005, either in writing to Amer Group Plc, Share Register, P.O. Box 130, FIN-00601 Helsinki, by telephone (+358 9 7257 8261/Ms Mirja Vatanen) or by email: mirja.vatanen@amersports.com. Proxies should be forwarded to the above address together with notice of attendance.

# CONTACT INFORMATION


**AMER GROUP PLC**
Mäkelänkatu 91
FIN-00610 Helsinki
P.O. Box 130, FIN-00601 Helsinki
Tel. +358 9 725 7800
Fax: +358 9 7257 8200
E-mail: amer.communications@amersports.com
www.amersports.com

**WILSON**
Wilson Sporting Goods Co.
8700 W. Bryn Mawr Avenue
Chicago, IL 60631
USA
Tel. +1 773 714 6400
Fax: +1 773 714 4565
E-mail: askwilson@wilson.com
www.wilson.com

**ATOMIC**
Atomic Austria GmbH
Lackengasse 301
A-5541 Altenmarkt
AUSTRIA
Tel. +43 6452 3900 0
Fax: +43 6452 3900 120
E-mail: info.atomic@amersports.net
www.atomicsnow.com

**SUUNTO**
Suunto Oy
Valimotie 7
FIN-01510 Vantaa
Tel. +358 9 875 870
Fax: +358 9 8758 7300
www.suunto.com

**PRECOR**
Precor Incorporated
20031 142nd Avenue NE
P.O. Box 7202
Woodinville, WA 98072-4002
USA
Tel. +1 425 486 9292
Fax: +1 425 486 3856
www.precor.com


The contact information for the Group's locations is kept up-to-date on Amer Sports' website at www.amersports.com. The contact information for importers can be found on the websites of the business areas. Contact information can also be requested by telephone +358 9 7257 8309, by fax +358 9 791 385, or by e-mail amer.communications@amersports.com.

**AMER GROUP PLC**

P.O. BOX 130, FIN-00601 HELSINKI
STREET ADDRESS: MÄKELÄNKATU 91, FIN-00610, HELSINKI
TEL. +358 9 7257 800
FAX +358 9 7257 8200

WWW.AMERSPORTS.COM

DOMICILE: HELSINKI
BUSINESS ID: 0131505-5

AMER SPORTS